Exhibit 99

APPROVED BY

the Information Disclosure Committee of

Management Board, OJSC Rostelecom

Minutes No. 3 dated February 13, 2009

QUARTERLY REPORT

Open Joint Stock Company
Long-Distance and International Telecommunications
Rostelecom

Issuer Code:  00124-A

4th Quarter, 2008

Issuer’s Legal Address: 15 Dostoevskogo st., St. Petersburg, 191002

Information contained in this quarterly report is subject to disclosure in accordance with Russian Federation securities legislation

General Director,
OJSC Rostelecom		K.Yu. Solodukhin
Date: February 13, 2009	(signature)	(Name and initials)

Chief Accountant,		R.A. Frolov
OJSC Rostelecom	(signature)	(Name and initials)
Date: February 13, 2009	(Seal)

Contact person: Yulia A. Vorobyova, Senior Specialist, Corporate Department

Phone: +7 (499) 972-8283

Facsimile: +7 (499) 972-8222

E-mail: rtkm@rostelecom.ru

Web-site: http://www.rt.ru/centr-invest/financial/fsfr/rep.php - provides information contained herein

TABLE OF CONTENTS

LEGEND OF TERMS	5

INTRODUCTION	6

1. BRIEF INFORMATION ABOUT MEMBERS OF THE ISSUER’S MANAGEMENT BODIES, ITS BANK ACCOUNTS, AUDITOR, APPRAISER, FINANCIAL CONSULTANT, AND OTHER SIGNATORIES TO THIS QUARTERLY REPORT	8

1.1. MEMBERS OF THE ISSUER’S GOVERNING BODIES	8
1.2. THE ISSUER’S BANK ACCOUNTS	9
1.3. THE ISSUER’S AUDITOR(S)	9
1.4. THE ISSUER’S APPRAISER	10
1.5. THE ISSUER’S CONSULTANTS	10
1.6. OTHER SIGNATORIES TO THIS QUARTERLY REPORT	10

2. THE ISSUER’S FINANCIAL AND ECONOMIC FUNDAMENTALS	11

2.1. THE ISSUER’S FINANCIAL AND ECONOMIC INDICATORS	11
2.2. THE ISSUER’S MARKET CAPITALIZATION	11
2.3. THE ISSUER’S LIABILITIES	11
2.3.1. Accounts Payable	11
2.3.2. The Issuer’s Credit History	11
2.3.3. The Issuer’s Liabilities Resulting from Security Provided to Third Parties	12
2.3.4. Other Liabilities of the Issuer	12
2.4. THE PURPOSES AND USE OF PROCEEDS GENERATED BY SECURITIES PLACEMENTS	12
2.5. RISKS ASSOCIATED WITH PURCHASE OF SECURITIES TO BE PLACED (OR OUTSTANDING SECURITIES)	12
2.5.1. Industry Risks	12
2.5.2. Country and Regional Risks	15
2.5.3. Financial risks	16
2.5.4. Legal Risks	17
2.5.5. Risks Related to the Issuer’s Operations	18

3. DETAILED INFORMATION ON THE ISSUER	20

3.1. THE ISSUER’S ESTABLISHMENT AND DEVELOPMENT	20
3.1.1. The Issuer’s Corporate Name	20
3.1.2. State Registration of the Issuer	21
3.1.3. The Issuer’s Establishment and Development	21
3.1.4. Contact Information	23
3.1.5. Taxpayer’s Identification Number (TIN)	24
3.1.6. The Issuer’s Branches and Representative Offices	24
3.2. ISSUER’S PRINCIPAL OPERATIONS	25
3.2.1. Issuer’s Field of Business	25
3.2.2. Issuer’s Principal Operations	25
3.2.3. Materials, products (raw materials) and the Issuer’s suppliers	25
3.2.4. Target Markets for the Issuer’s Products (Works, Services)	25
3.2.5. Licenses Held by the Issuer	25
3.2.6. Issuer’s Joint Operations	27
3.2.7. Additional Requirements to Issuers That Are Joint-Stock Investment Funds or Insurance Organizations	27
3.2.8. Additional Requirements to Issuers That Are Extracting Companies	28
3.2.9. Additional Requirements to Issuers That Are Providers of Communications Services	28
3.3. THE ISSUER’S FUTURE PLANS	34
3.4. THE ISSUER’S PARTICIPATION IN INDUSTRIAL, BANKING AND FINANCIAL GROUPS, HOLDING COMPANIES, CONCERNS AND ASSOCIATIONS	37
3.5. THE ISSUER’S SUBSIDIARIES AND DEPENDENT COMPANIES	37
3.6. THE ISSUER’S FIXED ASSETS: COMPOSITION, STRUCTURE, VALUE, PLANNED PURCHASES, REPLACEMENT, RETIREMENT AND ANY ENCUMBRANCES	49
3.6.1. Fixed Assets	49

4. THE ISSUER’S FINANCIAL AND BUSINESS OPERATIONS	50

4.1. THE ISSUER’S FINANCIAL AND BUSINESS RESULTS	50
4.1.1. Profit And Losses	50
4.1.2. Factors Influencing on the Amount of Issuer’s Revenue from Sale of Products, Works and Services and of Profit (Loss) From Its Core Business	50
4.2. THE ISSUER’S LIQUIDITY, SUFFICIENCY OF CAPITAL AND CURRENT ASSETS	50

4.3. THE ISSUER’S CAPITAL AND CURRENT ASSETS SIZE AND STRUCTURE	50
4.3.1. The Issuer’s Capital and Current Assets Size and Structure	50
4.3.2. The Issuer’s Financial Investments	50
4.3.3. The Issuer’s Intangible Assets	50
4.4. THE ISSUER’S R&D, LICENSES AND PATENTS, NEW DEVELOPMENT AND RESEARCH PROJECT POLICIES AND EXPENDITURES	50
4.5. TRENDS IN THE SPHERE OF THE ISSUER’S CORE BUSINESS	50
4.5.1. Trends in the Sphere of the Issuer’s Core Business	50
4.5.2. Issuer’s competitors	52

5. MEMBERS OF THE ISSUER’S MANAGEMENT BODIES, ITS FINANCIAL AND BUSINESS OPERATIONS AUDITING BODIES, AND BRIEF INFORMATION ABOUT THE ISSUER’S OFFICERS (EMPLOYEES)	54

5.1. THE ORGANIZATION AND AUTHORITY OF THE ISSUER’S MANAGEMENT BODIES	54
5.2. MEMBERS OF THE ISSUER’S MANAGEMENT BODIES	61
5.3. AMOUNT OF REMUNERATION, BENEFITS AND/OR COST REIMBURSEMENT AMOUNTS FOR EACH MANAGEMENT BODY OF THE ISSUER	75
5.4. ORGANIZATION AND SCOPE OF THE BODIES AUDITING THE ISSUER’S FINANCIAL AND OPERATING ACTIVITIES	75
5.5. MEMBERS OF THE BODIES AUDITING THE ISSUER’S FINANCIAL AND BUSINESS OPERATION	77
5.6. AMOUNT OF REMUNERATION, BENEFITS AND/OR COST REIMBURSEMENT AMOUNTS OF THE AUDITING BODIES OF THE ISSUER’S FINANCIAL AND OPERATING ACTIVITIES	88
5.7. NUMBER OF ISSUER’S EMPLOYEES, EMPLOYEE’S EDUCATION AND CATEGORY SUMMARY DATA, HEADCOUNT CHANGES	88
5.8. THE ISSUER’S OBLIGATIONS TO EMPLOYEES WITH RESPECT TO THEIR POTENTIAL PARTICIPATION IN THE ISSUER’S CHARTER (SHARE) CAPITAL (EQUITY FUND)	89

6. THE ISSUER’S PARTICIPANTS (SHAREHOLDERS) AND INTERESTED-PARTY TRANSACTIONS	90

6.1. THE TOTAL NUMBER OF THE ISSUER’S SHAREHOLDERS (PARTICIPANTS)	90
6.2. THE ISSUER’S PARTICIPANTS (SHAREHOLDERS) OWNING AT LEAST 5% OF ITS CHARTER (SHARE) CAPITAL (EQUITY FUND) OR AT LEAST 5% OF ITS ORDINARY SHARES, AND THE PARTICIPANTS (SHAREHOLDERS) OF THOSE ENTITIES OWNING AT LEAST 20% OF THEIR CHARTER (SHARE) CAPITAL (EQUITY FUND) OR AT LEAST 20% OF THEIR ORDINARY SHARES	90
6.3. PORTIONS OF THE ISSUER’S CHARTER (SHARE) CAPITAL (EQUITY FUND) OWNED BY THE STATE OR A MUNICIPAL ENTITY OR THE EXISTENCE OF SPECIAL RIGHTS (THE GOLDEN SHARE)	91
6.4. RESTRICTIONS CONCERNING PARTICIPATION IN THE ISSUER’S CHARTER (SHARE) CAPITAL (EQUITY FUND)	91
6.5. CHANGES IN THE COMPOSITION AND PARTICIPATION INTERESTS OF THE ISSUER’S SHAREHOLDERS (PARTICIPANTS) HOLDING AT LEAST 5% OF ITS CHARTER (SHARE) CAPITAL (EQUITY FUND) OR AT LEAST 5% OF ITS ORDINARY SHARES	92
6.6. RELATED-PARTY TRANSACTIONS CONDUCTED BY THE ISSUER	94
6.7. ACCOUNTS RECEIVABLE	94

7. THE ISSUER’S ACCOUNTING STATEMENTS AND OTHER FINANCIAL INFORMATION	95

7.1. THE ISSUER’S ANNUAL FINANCIAL STATEMENTS	95
7.2. THE ISSUER’S QUARTERLY FINANCIAL STATEMENTS FOR THE LATEST COMPLETE REPORTING QUARTER	95
7.3. THE ISSUER’S CONSOLIDATED ACCOUNTING STATEMENTS FOR THE LATEST COMPLETE FINANCIAL YEAR	95
7.4. ISSUER’S ACCOUNTING POLICY	95
7.5. TOTAL EXPORTS AND EXPORTS’ SHARE IN TOTAL SALES	95
7.6. ISSUER’S REAL ESTATE VALUE AND MATERIAL CHANGES IN THE ISSUER’S ASSETS SINCE THE ENDING DATE OF THE LATEST COMPLETE FINANCIAL YEAR	95
7.7. THE ISSUER’S INVOLVEMENT IN JUDICIAL PROCEEDINGS THAT MAY SIGNIFICANTLY AFFECT ITS FINANCIAL AND BUSINESS OPERATIONS	95

8. ADDITIONAL INFORMATION ABOUT THE ISSUER AND PLACEMENT OF ITS ISSUED SECURITIES	101

8.1. ADDITIONAL INFORMATION ABOUT THE ISSUER	101
8.1.1. The Issuer’s Charter (Share) Capital (Equity Fund) Size and Structure	101
8.1.2. Changes in the Size of the Issuer’s Charter (Share) Capital (Equity Fund)	101
8.1.3. Formation and Uses of the Issuer’s Reserve Fund and Other Funds	101
8.1.4. The Procedure for Convening Meetings of the Issuer’s Top Management Body	101
8.1.5. Business Entities in Which the Issuer Owns At Least 5% of Their Charter (Share) Capital (Equity Fund) or At Least 5% of Their Ordinary Shares	103
8.1.6. Material Transactions Effected By The Issuer	105
8.1.7. The Issuer’s Credit Ratings	105
8.2. THE ISSUER’S SHARES BY CATEGORY (CLASS)	105

8.3. PRIOR ISSUES OF THE ISSUER’S SECURITIES OTHER THAN ITS SHARES	108
8.3.1. Issues of Which All Securities Have Been Redeemed (Cancelled)	108
8.3.2. Issues of Securities Currently in Circulation	108
8.3.3. Issues of Securities under Which the Issuer’s Obligations Have Not Been Fulfilled (Default)	108
8.4. ENTITY (ENTITIES) THAT HAVE PROVIDED SECURITY FOR BONDS ISSUED	108
8.5. ISSUED BOND OBLIGATION SECURITY TERMS	108
8.6. ORGANIZATIONS THAT REGISTER THE RIGHTS TO SECURITIES ISSUED BY THE ISSUER	108
8.7. LAWS GOVERNING CAPITAL IMPORTS AND EXPORTS THAT MAY AFFECT PAYMENT OF DIVIDENDS, INTEREST, AND OTHER AMOUNTS PAYABLE TO NONRESIDENTS	108
8.8. TAXATION OF INCOME GENERATED BY SECURITIES PLACED OR BEING PLACED BY THE ISSUER	109
8.9. THE DECLARED (ACCRUED) AND PAID DIVIDENDS ON ISSUER’S SHARES AND STOCK INCOME	111
8.10. OTHER INFORMATION	112
8.11. INFORMATION ON SECURITIES REPRESENTED BY RUSSIAN DEPOSITARY RECEIPTS BEING PLACED AND ISSUER OF SUCH SECURITIES	112
8.11.1. Information on Securities Being Placed	112
8.11.2. Information on Issuer of Securities Being Placed	112

LEGEND OF TERMS

The abbreviations of certain terms set forth below relate to the telecommunications industry and our activities, in particular, and appear throughout this document.

CCC: Customer Care Center

CSPs: Contracted Service Providers

DLD: Domestic long-distance

DWDM: Dense wavelength division multiplexing

FAC: Federal Agency on Communications

FAS: Federal Anti-Monopoly Service

FOL: Fiber-optic line

FFMS: Federal Financial Markets Service

FST: Federal Service on Tariffs

IFRS: International Financial Reporting Standards

ILD: International long-distance

IP: Internet-Protocol

IRC: Inter-regional company

ISDN: Integrated services digital network

Mincomsvyaz: Ministry of Communications and Mass Media

PSTN: Public switched telephone network

MPLS: Multi-Protocol Label Switching

RAS: Russian Accounting Standards

Rossvyazcomnadzor: Federal Service on Supervision in the Area of Communications and Mass Media

SDH: Synchronous Digital Hierarchy

VoIP: Voice over Internet Protocol

VPN: Virtual Private Network

INTRODUCTION

Full Issuer’s name — Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom”.

Short Issuer’s name — OJSC Rostelecom (hereinafter referred to as “Rostelecom”, or the “Company”) is a legal entity organized under the laws and regulations of the Russian Federation on September 23, 1993.

The Company’s permanent Collective Executive Body — Management Board — is located at: 15 Dostoevskogo st., St. Petersburg, 191002.

The Company’s Sole Executive Body — General Director — is located at: 14 1st Tverskaya-Yamskaya st., Moscow, 125047.

phone number +7 (499) 972-8283;

facsimile number +7 (499) 972-8222;

e-mail: info@rostelecom.ru;

web-site: http://www.rt.ru/centr-invest/financial/fsfr/rep.php.

Rostelecom’s charter capital currently equals 2,428,819.4725 RUB.

Basic information on securities in circulation:

Type and category of securities: registered paperless ordinary shares.

The number of issued securities: 728,696,320 shares.

Nominal value of one security issued (RUB): 0.0025.

State registration number: 1-01-00124-A as of September 9, 2003.

Type and category of securities: registered paperless preferred shares.

The number of issued securities: 242,831,469 shares.

Nominal value of one security issued (RUB): 0.0025.

State registration number: 2-01-00124-A as of September 9, 2003.

Certain statements used in this quarterly report are “forward-looking statements” within the meaning of the U.S. federal securities laws, e.g. statements concerning plans, objectives, goals, strategies, future events or performance made on the basis of certain underlying assumptions or opinions about the events which have already happened, and such statements are covered by the safe harbors created thereby. Such statements are covered by provisions of the aforesaid laws providing for exoneration from liability for acts made in good faith.

Such forward-looking statements appear throughout this quarterly report, including statements regarding:

•                  strategies, plans, prospects of, and development forecasts for the Company;

•                  growth in demand for the Company’s services;

•                  economic outlook and industry trends;

•                  development of the Company’s markets;

•                  impact of new laws and regulations;

•                  actions of the Company’s competitors.

The aforesaid forward-looking statements are based upon various assumptions, management’s opinions about prospects of the Company’s development, as well as other data, including the data available from third parties, and are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements in this quarterly report.

These risks include the risk of changes in economic and financial situation in which the Company is operating and its business prospects, changes of financial and economic circumstances in Russia, changes in the existing or future regulation of the Russian telecommunications industry and the Russian legislation, as well as impact of competition and other factors. Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein.

The Company does not undertake any obligations to release publicly any revisions to this quarterly report to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable law.

1.                          BRIEF INFORMATION ABOUT MEMBERS OF THE ISSUER’S MANAGEMENT BODIES, ITS BANK ACCOUNTS, AUDITOR, APPRAISER, FINANCIAL CONSULTANT, AND OTHER SIGNATORIES TO THIS QUARTERLY REPORT

1.1.                Members of the Issuer’s Governing Bodies

The Issuer’s governing bodies are:

•                              the General Meeting of Shareholders;

•                              the Board of Directors;

•                              the Company’s Sole Executive Body — General Director;

•                              the Company’s Collective Executive Body — Management Board.

The Company’s Board of Directors:

Chairman of the Board of Directors: Alexander Nikolaevich Kiselev, 1962

Deputy Chairman of the Board of Directors: Sergei Ivanovich Kuznetsov, 1953

Members of the Board of Directors:

Mikhail Alexeevich Alexeev, 1954

Yekaterina Olegovna Vasilyeva, 1971

Vladimir Borisovich Zhelonkin, 1967

Yevgeny Ilyich Logovinsky, 1972

Nikolai Leonidovich Mylnikov, 1974

Elena Petrovna Selvich, 1968

Konstantin Yuryevich Solodukhin, 1965

Maxim Yuryevich Tsyganov, 1972

Yevgeny Alexandrovich Chechelnitsky, 1973

The Company’s Sole Executive Body:

General Director: Konstantin Yuryevich Solodukhin, 1965

The Company’s Collective Executive Body:

Chairman of the Management Board: Konstantin Yuryevich Solodukhin, 1965

Members of the Management Board:

Andrei Yuryevich Baklykov, 1968

Andrei Alexeevich Gaiduk, 1973

Yevgeny Vladimirovich Gerasimov, 1965

Rodion Sergeevich Levochka, 1976

Vladimir Konstantinovich Mironov, 1956

Igor Yuryevich Nikodimov, 1959

Dmitry Vyacheslavovich Sigalov, 1973

Olga Nikolaevna Rumyantseva, 1973

Galina Vasilievna Rysakova, 1967

Vladimir Vladimirovich Terekhov, 1958

Pavel Gennadyevich Tereshchenko, 1963

Roman Alexandrovich Frolov, 1976

1.2.                The Issuer’s Bank Accounts

(Truncated)

1.3.                The Issuer’s Auditor(s)

Name:              ZAO KPMG (RAS audit)

Postal address: 18 Krasnopresnenskaya Nab., Naberezhnaya Tower Complex, Block C, Moscow, Russia, 123317

Phone: (495) 937-4477

Fax: (495) 937-4400/99

E-mail: moscow@kpmg.ru.

Auditor’s License: ZAO KPMG

License No. E003330

Date of issue: January 17, 2008

Valid till: January 17, 2013

Issuing authority: Ministry of Finance of Russian Federation

ZAO KPMG is a company incorporated under the laws of the Russian Federation.

The Company prepares no consolidated financial statements in accordance with the Russian Accounting Standards (RAS) as it prepares consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS).

In accordance with its Charter, every year the Company retains an auditor who is not linked by property interests with the Company or its shareholders.

No factors affecting the auditor’s independence and no material interests of the auditor and/or its officers with the Company have been detected:

•                              the auditor has no interest in the Company’s share capital;

•                              the Company grants no loans to its auditor;

•                              the Company has no close business relations with its auditor, including participation in the Company’s products (services) promotion, participation in joint business activities etc.;

•                              the Company’s officers are not the auditor’s officers.

As of September 30, 2008, no tenders were held to retain an auditor. To retain an auditor that would most fully meet the Company’s requirements for audit of its financial and accounting statements for the year 2008, the Company analyzed proposals from several auditors using the following criteria.

•                              the Company’s auditor shall be an entity registered in accordance with Russian legislation;

•                              the auditor shall have a license to carry out audit activities in Russia;

•                              the auditor shall have an accreditation with the U.S. Securities and Exchange Commission;

•                              the auditor shall have experience in audits of telecommunications companies;

•                              the auditor shall have appropriate resources to perform the work within specified time-limits;

•                              the auditor shall have specialists within its auditing team that hold international certificates in the field of business accounting and finance (ACCA, CPA, CISA etc.).

Besides, the Company set additional requirements regarding the scope of services of audit companies and the time-limits for provision of such services.

Based on the proposals of the audit companies and the results of the closed bidding as well as the opinion of the Audit Committee, the Board of Directors of Rostelecom, proposed ZAO KPMG as the independent auditor of the Company for 2008. ZAO KPMG was approved as the Company’s auditor for 2008 by the General Meeting of Shareholders on June 9, 2008.

Taking into account the opinion of the Audit Committee, the Board of Directors is to determine a fixed amount of the auditor’s compensation on the basis of hourly rates of auditors and actual time spent to perform the audit by the auditor’s staff.

The Company’s consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) are audited by KPMG Limited, a member firm of KPMG International, a Swiss cooperative.

Postal address: 1 Le Marchant Street, St Peter Port, Guernsey GY1 4HP.

Phone: (495) 937-4477

Fax: (495) 937-4400/99

E-mail: moscow@kpmg.ru.

CJSC Ernst & Young Vneshaudit audited the Company’s financial statements prepared in accordance with RAS for 2002 through 2004 fiscal years. LLC Ernst & Young audited the Company’s financial statements prepared in accordance with RAS for 2005 through 2007 fiscal years.

Name: Limited Liability Company Ernst & Young (LLC Ernst & Young)

Address: 77/1 Sadovnicheskaya nab., Moscow, Russia, 115035

Postal address: 77/1 Sadovnicheskaya nab., Moscow, Russia, 115035

Phone: (495) 705-9700

Fax: (495) 755-9701

E-mail: moscow@ru.ey.com.

Auditor’s License:

License No. E002138

Date of issue: September 30, 2002

Valid till: September 30, 2012

Issuing authority: Ministry of Finance of Russian Federation

LLC Ernst & Young was approved as the Company’s auditor for 2007 by the General Meeting of Shareholders on June 16, 2007. Taking into account the opinion of the Audit Committee, the Board of Directors determined a fixed amount of the auditor’s compensation on the basis of hourly rates of auditors and actual time spent to perform the audit by the auditor’s staff.

No special audit assignments were performed from 2002 up to the expiration date of the agreement. There are no deferred or overdue payments for the auditor’s services.

1.4.                The Issuer’s Appraiser

No appraiser(s) was(were) retained by the Company during the reporting period.

1.5.                The Issuer’s Consultants

No financial consultants on securities market were retained by the Company to advise it on securities offerings.

1.6.                Other Signatories to this Quarterly Report

There are no any other signatories to this Quarterly Report.

2.                          THE ISSUER’S FINANCIAL AND ECONOMIC FUNDAMENTALS

2.1.                The Issuer’s Financial and Economic Indicators

In accordance with the Regulation No.06-117/pz-n “On information disclosure by securities issuers” enacted by the FFMS Decree on October 10, 2006, this information is not included in this report.

2.2.                The Issuer’s Market Capitalization

The Company’s ordinary and preferred shares are listed on MICEX Stock Exchange as A1 level securities. The Company’s capitalization herein is calculated on the basis of the market prices of ordinary and preferred shares provided by the MICEX Stock Exchange.

As of the end of the reporting period, the Company’s market capitalization was RUB 192,601 million.

2.3.                The Issuer’s Liabilities

2.3.1.                  Accounts Payable

In accordance with the Regulation No.06-117/pz-n “On information disclosure by securities issuers” enacted by the FFMS Decree on October 10, 2006, this information is not included in this report.

2.3.2.                  The Issuer’s Credit History

Shown below are the Company’s liabilities with respect to agreements in force as of the end of the reporting period, and earlier, with the principal thereunder accounting for at least 5 (five) percent of total assets of the Company as of the end date of the reporting quarter preceding the date of the relevant agreement:

Liabilities	Creditor (lender)	Amount of principal	Repayment date	Overdue payments of principal and/or interest, days overdue
Reporting date: December 31, 2003
Bills issued	OJSC Alfa-Bank	2,560 million rubles	September 16, 2006	—
Reporting date: December 31, 2004
Loan	CJSC Westelcom (under an assignment agreement between OJSC RTC-Leasing and CJSC Westelcom)	2,311 million rubles	September 30, 2038	—
Reporting date: December 31, 2005
Loan	CJSC Westelcom (under an assignment agreement between OJSC RTC-Leasing and CJSC Westelcom)	2,311 million rubles	September 30, 2038	—
Loan	Vnesheconombank and Credit Suisse First Boston	2,878 million rubles	December 28, 2012
Reporting date: December 31, 2006
Loan	CJSC Westelcom (under an assignment agreement between OJSC RTC-Leasing and CJSC Westelcom)	2,311 million rubles.	September 30, 2038
Loan	Vnesheconombank and Credit Suisse First Boston	2,633 million rubles	December 28, 2012	—
Reporting date: December 31, 2007
Loan	CJSC Westelcom (under an assignment agreement between OJSC RTC-Leasing and CJSC Westelcom)	2,311 million rubles.	September 30, 2038
Loan	Vnesheconombank and Credit Suisse First Boston	2,406 million rubles	December 28, 2012	—

Reporting date: December 31, 2008
Loan	CJSC Westelcom (under an assignment agreement between OJSC RTC-Leasing and CJSC Westelcom)	2,311 million rubles.	September 30, 2038
Loan	Vnesheconombank and Credit Suisse First Boston	1,959 million rubles	December 28, 2012	—

2.3.3.                  The Issuer’s Liabilities Resulting from Security Provided to Third Parties

The Company provided no collateral to the third parties during the reporting period.

The Company has no other liabilities resulting from any collateral provided to third parties, including pledge and guarantee agreements, over the reporting quarter.

2.3.4.                  Other Liabilities of the Issuer

As of the end of the reporting period, the Company entered in no agreements and had no other liabilities not reflected in its RAS financial statements that may significantly affect the Company’s financial position, its liquidity, financial sources and conditions of their use, operating results, and expenses.

2.4.     The Purposes and Use of Proceeds Generated by Securities Placements

During the reporting period Rostelecom made no securities placements and obtained no money or receivables resulted from such placements.

2.5.     Risks Associated with Purchase of Securities to be Placed (or Outstanding Securities)

As the Company is exposed to risks that may adversely affect the achievement of its strategic goals, it is introducing a risk management system involving all corporate governance levels and all Company’s departments.

The risk management system is one of Rostelecom’s corporate governance instruments and is designed to ensure effectiveness of decisions taken by the Company’s management in the conditions of uncertainties and risks, as well as to find possibilities for achievement of the Company’s goals.

Main objectives of the risk management system are:

•                  to reduce the number of unforeseen events that may adversely affect the achievement of the Company’s goals, as well as the losses associated with such events;

•                  to improve the decision-taking process to response to arising risks;

•                  to detect and manage the complexity of business risks;

•                  to effectively use the events that may positively affect the achievement of the Company’s goals.

In the context of risk-oriented approach to business management the Company adopted a number of internal documents and procedures, including a Risk Management Policy and Regulations on Risk Management System, which allow achieving the goals set for the risk management system.

The section below sets out the most significant risks that may affect the Company’s performance. However, the Company may be exposed to other risks, including the risks which are not detected at present or deemed insignificant.

2.5.1.                  Industry Risks

Operation of the Company’s telecommunications network may be suspended upon a court decision as a result of its untimely or undue registration.

Pursuant to amendments to the Communications Law, enacted by the federal law No.14 on February 9, 2007, telecommunications operators shall register their networks, if their capacity exceeds the limits set by state authorities. Telecommunications networks constructed before February 14, 2008, the enactment date of the amendments, shall be registered not later than on January 1, 2010. Almost all network of Rostelecom must be registered.

The registration procedure requires preparation of technical plans of networks and their examination, which involves significant time and monetary expenditure, and, therefore, poses risk of untimely or undue network registration for the Company. Such untimely or undue network registration may lead to significant financial losses and negatively affect the Company’s reputation due to suspension of its network operation and services provision to clients.

As a result of increasing competition, including appearance of new operators and change of principles for long-distance telecommunication services provision, the Company’s market share and, respectively, income from the services rendered may decrease.

Pursuant to the Rules for Interconnection and Interaction of Telecommunication Networks approved by the Russian government, which became effective from January 1, 2006, in order to provide domestic and international long-distance telephone services, an operator shall secure its presence in all Russia’s regions and obtain the relevant license. However, the operators will be able to start operation under these licenses only after they meet all respective requirements.

Presently, more than 30 operators have already obtained licenses to render long-distance telecommunications services. Eight of these operators have already arranged and constructed their own networks giving them a technical opportunity to transmit domestic and international traffic and obtained carrier selection prefixes for long-distance services provision. In December 2005, Multiregional Transit-Telecom (MTT) obtained carrier selection prefixes and started provision of long-distance telecommunication services in March 2006. In 2007 Sovintel LLC (Golden Telecom trademark, owned by Vimpelcom), TransTelecom and Equant (Orange Business Services trademark) obtained carrier selection prefixes and started provision of long-distance telecommunication services. As of the end of the reporting period, Arktel, Synterra and Comstar-OTS obtained carrier selection prefixes. MTS, Megafon, Optitelecom (member of Effortel Russian Group) and Corporation OSS completed construction of their long-distance telecommunications networks and are awaiting carrier selection prefixes.

The competition is expected to intensify due to entry of new long-distance telecommunication operators, primarily in Moscow, Moscow Oblast, St. Petersburg and other economically developed regions of Russia, and will be especially strong in the corporate customers segment.

The introduction of hot choice throughout Russia will further intensity the competition, as this service enables end users to choose long-distance telecommunications operator by dialing an additional prefix when initiating a call, and is already available in a number of Russian regions.

In addition, fast development of mobile telecommunication facilities provides mobile operators with a wide access to end users of telephone services throughout Russia. Mobile operators have technological opportunities and may carry out the transmission of long-distance traffic through public switched telephone networks using both the Company’s network and networks of competing long-distance telecommunications operators. Additionally, in 2009, they plan to start rendering long-distance telecommunications services using their own capabilities.

Further intensification of competition on the long-distance telecommunications market may negatively impact on tariffs and volumes of traffic passing through Rostelecom’s network, and significantly affect the Company’s results of operations.

The development of IP-telephony services could result in intensifying competition in the long-distance market, a loss of market share and a reduction of the Company’s revenues.

The active development and promotion of IP-telephony services may significantly increase competition in the Russian long-distance market. The IP-telephony technology has a more advantageous cost structure compared to PSTN and, as a result, certain IP-telephony service providers are able to offer free calls between users of IP-telephony, as well as significantly discounted calls to users of PSTN and mobile networks.

In addition, the increase in broadband Internet penetration rates in Russia and around the world makes IP-telephony services an attractive alternative to more expensive fixed-line and mobile telecommunications services. Accordingly, the growing competition from operators of IP-telephony services may adversely affect the Company’s ability to increase or maintain the number of its subscribers and could result in a loss of market share and a reduction in revenues.

Inadequate effectiveness of the Company’s bandwidth networks may hinder the development of new services for end users, including broadband internet access and corporate clients market, which may negatively affect the Company’s market share and the results of operations.

Because of insufficient capacity of the existing bandwidth networks the Company shall construct new ones or lease the bandwidth networks from inter-regional companies that are subsidiaries of Svyazinvest (hereafter — IRCs) and other operators. The construction of new networks involves high expenditure of time and investment resources. Lease agreements with IRC’s, as related party agreements, shall be previously approved by the Board of Directors as required by applicable law. Integration with companies owning the last mile is not always effective due to inadequate quality and functional capabilities of their networks. Consequently, untimely or undue organization of the last mile by the Company may lead to a loss of clients preferring other operators.

It is especially important to take into account this risk in the regions with high growth potential for new services offered to end users, as it may limit the positive dynamic of the Company’s market share and negatively affect the results of operations.

Refusal by intraregional or local operators to extend the terms of agency agreements or conclusion of agency agreements on unfavourable conditions for the Company may decrease the effectiveness and increase the cost of end users’ servicing, and consequently reduce the Company’s profitability.

The revenue received by the Company from its agents constitutes more than the half of the proceeds from long-distance telecommunications services. In particular, the revenue from IRCs stands at 80% of the revenue received from the agents. At the same time the Company improves the quality and effectiveness of clients’ direct service, including billing and collection activities, customer loyalty programs etc.

However, in the case of an unplanned increase of the number of clients serviced directly by the Company on the initiative of agents, the Company may be unable to provide clients with telecommunications services in a diligent and timely manner and to prepare reliable financial reports, which will negatively affect the results of operations. For instance, in 2007 one of the IRCs Uralsvyazinform, which acted as the Company’s agent and in turn delegated its functions to general agents (e.g. sub-agents), passed clients service functions to general agents, which now communicate directly with the Company. This resulted in a change of the Company’s business processes, including the clients’ billing scheme.

In our view partnership with the Company is lucrative for agents, as their agent remuneration consitues a substantial portion of their revenue. However, the Company cannot exclude that in the future the agents may refuse to extend the terms of agency agreements or seek to conclude agency agreements on unfavourable conditions for the Company.

If area codes’ unification as a result of merger of the federal subjects of Russia occurs, the Company’s revenue from domestic long-distance telecommunications services will substantially decrease.

In case of merger of Russian federal subjects into larger territories and unification of their area codes telephone calls between those areas will cease to be domestic long-distance calls and become intraregional ones, which will result into a decrease of the Company’s revenue from domestic long-distance telecommunications services.

The federal laws adopted in 2005 through 2007 ruled merger of Krasnoyarsk Krai, Taymyr Autonomous Okrug and Evenk Autonomous Okrug into Krasnoyarsk Krai in 2007; merger of Kamchatka Oblast and Koryak Autonomous Okrug into Kamchatka Oblast in 2007; merger of Irkutsk Oblast and Ust-Orda Buryat Autonomous Okrug into Irkutsk Oblast in 2008; and merger of Chita Oblast and Agin-Buryat Autonomous Okrug into Zabaykalsky Krai im 2008.

Further proposals include unification of Moscow and Moscow Oblast area codes, as well as St. Petersburg and Leningrad Oblast area codes, that may negatively affect the Company’s proceeds from domestic long-distance services.

Providing domestic and international long-distance telecommunications services on behalf of the Company, the agents may not serve end users in diligent manner that may result in losing of the Company’s current and potential customers, and following reduce in the revenues.

Under the Service Provision Agreements, the Company relies on the agents to perform various customer service functions to end users. For example, industry regulations require that a contract for telecommunications services (including for long-distance services) must be executed between the operator and each end user. The regulations also require that the Company delivers invoices in hard copy directly to end users for domestic and international long-distance services. The Company relies on the agents to perform these functions on its behalf under the Service Provision Agreements. However, there is no guarantee that the agents will perform these tasks in a diligent and timely manner.

Additionally, services provision through agents may negatively affect the Company’s ability to introduce flexible tariffs due to limited billing capacities of agents, and, consequently, result in loss of existing and potential clients and decrease in revenue.

Providing domestic and international long-distance telecommunications services through technical capabilities of interconnected intraregional and local operators the Company may face difficulties when collecting information on their numbering capacity and subscribers information that may adversely affect its billing of end users and collecting of the revenues for services rendered.

Under the Service Provision Agreements, the agents must either provide the Company with information on numbering capacity of interconnected local operators and on subscribers or not provide local operators with traffic transmission to Rostelecom’s telecommunications network. However, in a number of cases interconnected operators fail to comply with these provisions, and currently there is no assurance that such failures will not occur in the future.

Moreover, under current legislation, intraregional and local operators are not permitted to provide individual subscriber information to third parties, including to long-distance operators, without the prior written consent of a subscriber.

Such information is critical to the Company’s ability to properly record traffic transit from subscribers, to calculate charges for services rendered and to issue invoices. The failure or inability of intraregional and local operators to provide Rostelecom with subscriber information may hinder its ability to charge and collect payments from subscribers for long-distance services.

The state regulation of the Company’s tariffs and inter-operator settlement rates may hinder its ability to set competitive and economically effective tariffs for domestic long-distance services that may adversely affect the Company’s efforts to retain existing customers or attract new customers and the results of operations.

As the Company is included in the Register of natural monopolies, its activities are regulated by the Federal Service on Tariffs, or the FST, in accordance with the Federal Law on Natural Monopolies, or the Natural Monopolies Law. Presently the FST regulates the Company’s tariffs for domestic long-distance services rendered throughout Russia, as well as tariffs for local and intraregional telecommunications services rendered in Moscow and Moscow Oblast.

In addition, the Communications Law provides for the regulation of certain tariffs set by telecommunications operators occupying a “significant position” in the market, or “significant operators”, and the Company is one of them. Before March 1, 2008, activities of significant operators were regulated by the Federal Service on Supervision in the Area of Mass media, Communications and Protection of Cultural Heritage, or Rossvyazokhrankultura. On March 1, 2008 these functions were given to the Federal Agency on Communications (the FAC).

Call origination and termination expenses constitute about a half of the Company’s revenue from long-distance telecommunications services in monetary terms. The fact that IRCs set the origination and termination tariffs at the highest level permitted by the law limits the Company’s ability to effectively regulate its tariffs. As a result, the Company may lose a number of its subscribers preferring other operators, including mobile, or suffer a decrease in profitability of its services.

Consequently, since a significant portion of the Company’s revenues and costs is dependent on the tariffs subject to governmental regulation, such extensive and multi-tiered regulation may restrict its ability to set market-based, competitive tariffs that would enable the Company to maintain or increase its profits and compete with other telecommunications services providers whose tariffs are not subject to governmental regulation.

2.5.2.                  Country and Regional Risks

Political instability may materially adversely affect the Company’s business results, prospects of operation and the value of its shares.

Changes and uncertainty in Russian political and social spheres may adversely affect the Company’s business. Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s and subsequent property redistribution, as well as to demands for autonomy from particular regional and ethnic groups.

Moreover, there is a risk of political and social conflicts in relations with some CIS countries, including armed conflicts.

Changes in the government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory programms.

These and other possible conflicts could lead to political, governmental and social instability, and create adverse conditions for Rostelecom’s business in Russia and other countries.

The infrastructure in Russia is inadequate, which could disrupt the Company’s business operations.

The infrastructure in Russia largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks; power generation and transmission systems; communication systems and building stock. Any severe emergency or failure of such infrastructure facilities, especially power facilities, may add costs to doing business and can result in disruptions in the Company’s business operations and the quality of its services.

Currently, the Russian government pays high attention to modernization of infrastructure in Russia, however, such modernization may result in growth of prices and tariffs for the respective services and, in that way, increase the Company’s costs and adversely affect results of operation.

2.5.3.                  Financial risks

The Company is exposed to the risk of fluctuations of exchange rates and its assets and liabilities denominated in foreign currencies as well as its settlements in foreign currencies may be revaluated with losses.

A significant portion of the Company’s revenues, costs and liabilities, including capital expenditures and borrowings, is denominated in foreign currencies, while most of its operating revenues are denominated in rubles. During Q4 2008 the ruble steadily depreciated against the U.S. dollar and euro. Further devaluation of the ruble against the relevant foreign currencies can adversely affect Rostelecom and its profitability by increasing costs in ruble terms.

If the ruble declines against the U.S. dollar and tariff price increases cannot keep pace, the Company could have difficulty repaying or refinancing its U.S. dollar-denominated indebtedness. Additionally, fluctuations of exchange rates may result in losses in value of Rostelecom’s assets and liabilities denominated in foreign currencies and negatively affect its financial performance and results of operations.

Inflation could increase the Company’s costs and decrease its operating margins.

Although the inflation rate in Russia has been gradually stabilizing over the recent years, it is still relatively high. In 2008, the inflation was 13.3%, 1.4% up year on year. In Q4 2008, the inflation amounted to 2.4%. Thus, there is no assurance that inflation processes will not occur in the future.

Since a part of the Company’s expenses is subject to inflation, growing prices may increase nominal value of its costs. Additionally, increasing competition between telecommunications operators as well as tariffs regulation by state authorities may limit Rostelecom’s ability to increase tariffs to reach required profitability of its operations. Accordingly, a high inflation rate may increase the Company’s costs and result in decline of its operating margins, profits and profitability of its core activity.

Changes of interest rates in the financial market may adversely affect the Company’s performance and results of operations.

Presently, the Company is paying off loans with floating interest rates. Growth of interest rates will increase Rostelecom’s expenses associated with debt repayment and raise the cost of new loans, and therefore, adversely affect its financial results and raise the costs of projects financed with leverage.

Additionally, unfavorable situation on the financial and monetary markets may incur losses for the Company associated with ineffective asset management and liabilities with fixed and floating interest rates, different maturity dates, as well as the financial crisis that became apparent in the Russian financial and banking sphere in Q4 2008.

If the Company’s customers and other counterparties fail to perform their liabilities in full or in a timely manner, it may suffer additional costs to cover cash shortages or to collect accounts receivable.

Regardless of an effective system of accounts collecting, the Company is still facing payment delays of some non-profit state organizations, state ministries, state departments and some international operators. To cover cash shortages resulted from unduly settlements of its counterparties Rostelecom may have to raise a loan or a credit, and pay interest on such borrowing. Moreover, collecting of accounts receivable will incur additional costs for the Company in case of claiming its counterparties for failure of liabilities, or losses — in case of writing off bad debts.

In addition, the Company allocates available cash into bank deposits, promissory notes and other financial instruments. As a result of the financial crisis there is still a risk of default on bank deposits, certificates of deposit as well as bonds and other issued debts. As a result, any failure to perform liabilities in full or in a timely manner by Rostelecom’s customers and other counterparties may have a negative effect on its performance and results of operations.

Insufficient assets liquidity may limit the Company’s ability to meet commitments or dispose of such assets.

The Company performs its liabilities in a timely and diligent manner. However, Rostelecom may be exposed to liquidity risk; in particular, it may incur difficulties and losses covering its debts due to shortages of cash and due to disposal of cash equivalents and other assets at a substantial discount.

In December 2008, the international rating agency Standard and Poor’s upgraded the credit rating of Rostelecom from “BB-” to “BB” with “stable” outlook. At present, by Standard & Poor’s estimate, Rostelecom has achieved a stable liquidity position owing to a low debt level and substantial cash balances based on positive cash flows from its core activity.

Change in shareholder structure of the Company’s may adversely affect its business operations.

Rostelecom is effectively controlled by Svyazinvest, which holds 50.67% of its voting shares. In turn, the government has a 75% less 1 share stake in Svyazinvest, and in such way controls it. Any such change in control in Svyazinvest may have a material adverse impact on the Company’s business activities due to the following reasons:

•                  A change in control of Svyazinvest may result in unpredictable changes for Rostelecom, including changes in the Board of Directors, Management Board and the Company’s business approach, as a result of the business strategy of a new major shareholder of Svyazinvest;

•                  Reducing or eliminating Svyazinvest’s controlling position in Rostelecom may jeopardize business relations between the Company and major local telephone operators currently represented by IRCs that are subsidiaries of Svyazinvest;

•                  The sale or potential sale of a significant number of Rostelecom’s shares out of the 50.67% stake held by Svyazinvest may cause the market price of its shares to decline significantly.

Currently, Svyazinvest is viewed as a strategic asset by the government mainly due to Rostelecom’s vital role in provision of telecommunications services to certain state agencies. The government may therefore elect to maintain a certain measure of control over Svyazinvest’s subsidiaries, including the Company, through the maintenance of a “golden share” or other means.

2.5.4.                  Legal Risks

Risks associated with Russia’s legal system and applicable law may result in lack of plain interpretation of the Company’s business and negatively affect its operations and financial results.

Russia is still developing the legal framework required to support a market economy. The following risk factors relating to the Russian legal system create uncertainty with respect to the legal and business decisions that the Company makes:

•                  conflicting local, regional and federal rules and regulations;

•                  inefficient application of precedents by executive bodies when using relevant norms and regulations in respect of the issues already treated by court;

•                  lack of judicial and administrative guidance on interpreting legislation;

•                  lack of an independent judiciary;

•                  poorly developed bankruptcy procedures that are subject to abuse.

Moreover, a number of fundamental Russian laws, including those governing telecommunications industry, came into effect relatively recently, and their consistent implementation practices are yet to be developed by various courts. Russian legislation often relies on availability of bylaws, which are put into effect with a delay, and this, in its turn, results in material shortcomings in the normative base and practice of application of relevant provisions.

These risks and uncertainties relate both to common civil laws and regulations, as well as to special branch legislation, including currency control, taxation, public companies, securities and other acts.

Such risks and uncertainties may adversely affect the Company’s ability to enjoy its interests and rights, including rights provided by its licenses and contracts, as well as to assert claims brought against Rostelecom by third parties or regulatory authorities. In addition, there is no assurance that the Company could not be sued to court disregarding its full compliance with the applicable laws and regulations.

2.5.5.                  Risks Related to the Issuer’s Operations

If the demand for certain products and telecommunications services that the Company is offering, has recently introduced or is developing and promoting now does not increase, its ability to achieve further revenue growth from these services will be limited.

The current financial crisis and limited liquidity negatively affect solvency of population and corporations and, consequently, demand for traditional and new telecommunications services.

Presently, the Company’s revenue is primarily generated by traditional services, such as long-distance telecommunications and leased line services. Therefore, reduced demand for these services will have a substantial adverse effect on the Company’s financial results.

Rostelecom has introduced or is developing now new products and services, including Intelligent Network, VPN and Internet access services based on its IP/MPLS network, as well as Data Center services. The Company’s strategy provides for significant growth of the share of proceeds, generated by new services, in total revenue in the medium run. If the markets for these services do not grow as expected or the tariffs for such services decrease substantially, the Company’s ability to achieve further revenue growth may be impaired, which may adversely affect its financial results.

If delays or failures of delivery of telecommunications equipment, component parts, as well as software products by the Company’s certain suppliers occur, it may not be able to maintain repair, reequipment or modernization of its existing facilities in a timely manner as well as to achieve its plans on construction of telecommunications facilities or will have to engage other suppliers that may increase the Company’s costs and adversely affect the quality of services provided as well its revenues.

The operation of the Company’s network depends upon Rostelecom’s ability to obtain adequate supplies of switching and other network equipment, after-sales support and repair service on a timely basis. At present, the Company purchases component parts for switching and certain network equipment from NEC Corporation, Alcatel, Fujitsu Ltd., Cisco, Siemens AG, Huawei Technologies Co, Ltd. and Ericsson. In addition Rostelecom purchases and implements software products to maintain operation of its network and services provision from software suppliers including Microsoft, Oracle, IBM, Amdocs and PeterService.

Therefore, the Company’s business could be adversely affected, if Rostelecom is unable to obtain adequate equipment, component parts, software products or updates of such software products from its current suppliers or any alternative supplier, or if there are significant increases in the costs of such equipment.

The Company depends on the reliability of its networks, and a system failure or breach of its security measures could result in a loss of subscribers and materially adversely affect Rostelecom’s business and results of operations.

Any system failure, accident or security breach that causes interruptions in the Company’s operations could impair Rostelecom’s ability to provide services to its subscribers and materially adversely affect its business and results of operations. In addition, to the extent that any disruption or security breach results in a loss of or damage to subscribers’ data or applications, or inappropriate disclosure of confidential information, as a result the Company may incur liability, including costs to remedy the damage caused by these disruptions or security breaches.

Rostelecom’s business also depends on its ability to successfully integrate new equipment and technologies into its network. Such integration may increase working load of the Company’s network and the risk of failures. Severe failures of Rostelecom’s network as well as limited ability of subscribers to connect to the network may impair the Company’s reputation, decrease the number of its clients and result in losses.

If the Federal Tax Service of Russia succeeds in tax claims to Rostelecom for the fiscal years 2004-2006, the Company will have to cover significant tax claims that will adversely affect its results of operations.

As a result of a comprehensive tax inspection covering the fiscals year 2004-2006 conducted in December 2007, in February 2008 the Federal Tax Service of the Russian Federation assessed RUB 1,812,427 thousand of additional taxes, including fines and penalties. Additional taxes, fines and penalties, amounting to more than 90% of the claim, were assessed by the Federal Tax Service under its interpretation of tax provisions related, in particular, to accounting of revenues from telecommunications services. The Company filed an appeal to the higher tax authority and an application to the Arbitrazh Court of the city of Moscow to declare the assessment invalid. In November 2008, the Arbitrazh Court of the city of Moscow ruled in favour of Rostelecom and declared the assessment invalid. However, if upon legal investigation by a court of higher instance the Federal Tax Service of Russia succeeds in its assessment, the Company will incur significant expenses relating to the claim for additional taxes, fines and penalties that will adversely affect its financial performance and results of operations.

3.                          DETAILED INFORMATION ON THE ISSUER

3.1.     The Issuer’s Establishment and Development

3.1.1.                  The Issuer’s Corporate Name

Previous name:

Full name: Joint-Stock Company Open-Type Long-Distance and International Telecommunications “Rostelecom”.

Abbreviated name: OTJSC Rostelecom.

Validity period: from September 23, 1993 to August 26, 1997.

Current name:

Full name: Open Joint-Stock Company Long-Distance and International Telecommunications “Rostelecom”

Abbreviated name: OJSC Rostelecom.

Validity period: from August 26, 1997 till present.

Grounds for change: bringing of constitutional documents of the Company in conformity with changes in the legislation on joint-stock companies.

The Company owns trademark and/or service mark certificate No. 125190, covering the following products and/or services:

class 35 — export and import operations;

class 36 — real property leasing, intermediary services, capital investment, financing, lending operations;

class 37 — construction and repair operations;

class 38 — telecommunications.

Country: Russian Federation.

The trademark was registered with the State Register of Trademarks and Service Marks on April 10, 1995 (certificate No 125190).

The validity period of the certificate was extended till March 15, 2014.

Following the acquisition of OJSC MMT, the Company acquired an exclusive certificate for using its trademark (service mark): class 38 activities — domestic and international long-distance telephone communications.

Registered with the USSR State Register of Trademarks on March 6, 1985.

Notification of April 21, 2004 No. 42/10-spr-31236 the validity period of the trademark (certificate #77120) was extended till October 29, 2014.

3.1.2.                  State Registration of the Issuer

Date of state registration: 23.09.1993.

State registration certificate number: 021.833.

State registering body: State institution The Moscow Registration Chamber.

The primary state registration number of legal person: 1027700198767.

Date of registration: 09.09.2002.

Name of registering body: Russia’s Ministry of Taxes and Levies, Moscow Department.

3.1.3.                  The Issuer’s Establishment and Development

The Company carries out its operation activities since the date of state registration on September 23, 1993, till present. The Company was established for an uncertain period of operation.

Until 1990, provision of communications services was the responsibility of the USSR Ministry of Communications. In June 1990, the USSR Ministry of Communications set up Sovtelecom, a state-owned joint-stock company that was granted the right to operate the telecommunications network of the USSR. Sovtelecom was registered by the Moscow City Council on September 19, 1990, in accordance with the USSR Law on Enterprises in the USSR. Following the Soviet Union’s collapse in December 1991, the composition of Sovtelecom’s shareholders changed. On February 24, 1992, the Company was re-registered as Joint Stock Company of Closed Type Intertelecom. Intertelecom became Russia’s telecommunications operator and the owner of all the telecommunications operator assets in the Russian Federation.

On December 22, 1992, the Government of the Russian Federation (hereinafter, the Russian Government, or the Government) issued a Resolution on Privatization of Communications Enterprises (Resolution No. 1003), launching the privatization of Russia’s communications sector. The guidelines for the privatization of Russia’s long-distance and international communications operators were set forth in Order No. 1302-r of the Russian Federation State Committee for State Property Management (hereinafter “GKI”) dated December 30, 1992 (hereinafter, “Order No. 1302-r”). In accordance with Order No. 1302-r, Russia’s state long-distance and international communications enterprises were pooled into a single state enterprise, State Enterprise Rostelecom. Order No. 1302-r also provided for that enterprise to be privatized and reorganized into a joint-stock company for an unlimited period of time and for telecommunications assets that were the state-owned share of Intertelecom’s charter capital to be contributed to the charter capital of the Joint Stock Company of the Open Type Rostelecom. Moreover, Order No. 1302-r specified that the controlling interest in Rostelecom would be retained by the GKI for three years. The three-year period was extended in September 1996. The extension expired in April 1997.

The state registration of the Joint Stock Company of Open Type Rostelecom was effected on September 23, 1993, in accordance with GKI Order No. 1507-r dated August 27, 1993 (hereinafter, the Privatization Order). The Privatization Order approved the Rostelecom privatization plan and asset valuation certificate. According to the Privatization Order, the GKI retained Rostelecom’s ordinary shares totaling 38% of its charter capital (consisting of the total par value of all its ordinary and preferred shared placed), corresponding to 51% of its voting shares. About 22.9% of the Company’s charter capital (including Class B preferred shares convertible to ordinary shares at the time of selling) was sold at public voucher and cash auctions held in April and July 1994, from July to September 1995, and in January 1996.

In 1993-1994, another 14.1% of Rostelecom’s charter capital was sold to Rostelecom employees and executives in a private offering following the procedure provided for under the Regulations for a Private Offering of Shares in the Course of Rostelecom’s Privatization, which was approved by a meeting of SE Rostelecom employee representatives on September 20, 1993 (hereinafter, the Private Offering Regulations). The allocation of Rostelecom’s shares among its employees and executives set forth in the Private Offering Regulations was in line with the fundamental principles of the then effective privatization laws, the 1992 Russian Federation State Program for Privatizing State-Owned and Municipal Enterprises in the Russian Federation (hereinafter, the 1992 Program) and the Regulations for Private Offerings of Shares in the Course of Privatization of State-Owned and Municipal Enterprises, as approved by Russian Federation State Committee for State Property Management Order No. 308-r dated July 27, 1992 (hereinafter, Order No. 308-r).

In connection with the results of the voucher auction in April 1994, the Russian Federal Property Fund (RFPF) announced a mandatory split of Rostelecom shares at a ratio of 80 to 1, whereby the par value of each share was reduced from 1,000 rubles to 12.5 rubles. Following the specialized cash auction held in July to September 1995, the RFPF announced a second mandatory split of Rostelecom shares, by a factor of 5, reducing the Rostelecom share par value from 12.5 rubles to 2.5 rubles each. The two share splits were approved by the Rostelecom’s shareholders in January and November 1995, respectively. The relevant version of Rostelecom’s Charter was approved by its shareholders on July 18, 1997 and registered by the Moscow Registration Chamber on August 26, 1997. On June 27, 1997, the Charter was amended to reflect the denomination of the Russian ruble.

On January 6, 1994, the Russian Federation Ministry of Communications issued License No. 777 to Rostelecom for providing long-distance and international telecommunications services throughout Russian territory. License No. 777 officially reaffirmed Rostelecom’s status as the established operator of long-distance and international telecommunications public networks with the right to perform settlements with foreign communications administrations and the international organizations in accordance with international telecommunications operating regulations.

At present, the Company offers the services of long-distance and international telecommunications throughout Russian territory on the ground of License No. 29777 issued by the Ministry of Communications as of December 11, 2003.

In November 1994, the Russian Government approved the decision to set up an Open Joint Stock Company Svyazinvest (hereinafter, OJSC Svyazinvest) — a telecommunication holding company. Initially, the Government transferred to Svyazinvest 38% of all the ordinary and preferred shares of 85 regional telecommunications operators, or 51% of their voting shares. Besides, as per Russian Federation Presidential Decree No. 427 dated April 28, 1997 and Russian Federation Government Resolution No. 618 dated May 23, 1997, 38% of Rostelecom shares held by the GKI were transferred to Svyazinvest. At the same time, the Government announced that 49% of Svyazinvest shares were to be auctioned off in order to attract additional investment and competent managers into Russia’s telecommunications sector. The Government announced that the auction would be conducted in two phases. During phase I, 25%+1 shares were sold to Mustcom Limited, a Cyprus-registered investment consortium.

On February 27, 1997, Rostelecom’s ordinary and preferred shares then being in free circulation were listed as level-one securities and began to be traded at the Moscow Interbank Currency Exchange (MICEX). On October 27, 1997, Rostelecom’s ordinary and preferred shares then being in free circulation were listed as level-one and level-two securities, respectively, and began to be traded at the Russian Trading System (RTS) Stock Exchange.

On February 17, 1998, Rostelecom’s ordinary shares passed the New York Stock Exchange listing procedure and were admitted for trading as level-two American Depositary Receipts (one ADR representing six ordinary shares of Rostelecom) and began to be traded quite actively at NYSE and other international stock exchanges.

In June 1999, the General Meetings of Shareholders of OJSC Rostelecom and OJSC MMT (Mezhdugorodny i Mezhdunarodny Telefon) decided to reorganize the companies by merging MMT into Rostelecom. Following the completion of the merger, a new version of the Company’s Charter was adopted on August 28, 2000 to reflect all the changes with respect to the Company’s reorganization and legal succession to all the rights and obligations of OJSC MMT that merged into it.

To accommodate the reorganization, the Decision on issue of Rostelecom’s shares was adopted by Rostelecom’s Board of Directors (Board Meeting Minutes No. 2 dated July 7, 1999), based on the decision adopted by the General Meeting of the Company’s Shareholders on June 26, 1999 (Meeting Minutes No. 1 dated July 1, 1999) and the Merger Agreement between the Company and OJSC MMT dated July 17, 1999. The Company’s additional ordinary shares were placed by way of conversion of the MMT’s ordinary shares into ordinary shares of Rostelecom, and the Company’s preferred shares were placed by way of conversion of the MMT’s preferred shares into them.

Following the completion of the additional share placement procedures, on October 16, 2000 the Federal Commission for the Securities Market of the Russian Federation registered the report on the results of the issue of ordinary registered paperless shares of Rostelecom (registration number: 1-02-00124-A of August 16, 1999) and of Class A preferred registered shares (registration number: 2-02-00124-A of August 16, 1999) of Rostelecom).

On September 9, 2003, as per Order No. 03-1915/r of the Federal Commission for the Securities Market of the Russian Federation Rostelecom’s shares were consolidated as follows:

•                                the state registration numbers previously assigned to the issues of Rostelecom’s ordinary registered paperless shares — 73-1”P”-1947 of November 10, 1993 and 1-02-00124-A of August 16, 1999 — were canceled. These issues were given a new state registration number: 1-01-00124-A of September 9, 2003;

•                                the state registration numbers previously assigned to the issues of Rostelecom’s preferred registered paperless shares — 73-1”P”-1947 of November 10, 1993 and 2-02-00124-A of August 16, 1999 — were canceled. These issues were given a new state registration number: 2-01-00124-A of September 9, 2003.

On July 11, 2003, Rostelecom ordinary shares were listed as level-one securities and began to be traded at the St. Petersburg Stock Exchange.

As a result of changes in the procedures of securities trading at the St. Petersburg Stock Exchange Rostelecom ordinary shares were delisted from it on November 24, 2004.

On November 23, 2004, ordinary and preferred shares of OJSC Rostelecom began to be traded at OJSC Stock Exchange RTS without listing procedure. In March 2005 the Company’s ordinary and preferred shares were included on the basis of listing agreement into the Quotation list A1 with OJSC Stock Exchange RTS. On August 2005 preferred shares of OJSC Rostelecom were excluded from the Quotation list A1 of OJSC Stock Exchange RTS and moved to the section “Securities admitted for trading, but not included in Quotation lists”. In July 2006 the Company’s ordinary shares were excluded from the Quotation list A1 of OJSC Stock exchange RTS and moved to the Quotation list A2.

On December 31, 2004, an agreement was concluded with Stock Exchange CJSC MICEX, on the basis of which the ordinary and preferred shares of OJSC Rostelecom are listed in the Quotation list A of level one.

In 2007 ordinary and preferred shares of OJSC Rostelecom were delisted from NP Stock Exchange RTS and listed on OJSC Stock Exchange RTS as A1 and A2 securities respectively.

At present, Rostelecom’s outstanding share capital amounts to 2,428,819.4725 RUB and consists of 728,696,320 ordinary registered paperless shares and of 242,831,469 Class A preferred registered shares with a face-value of 0.0025 RUB each. The Charter of the Company (version No. 8) permits an additional issue of 905,330,221 ordinary shares and of 531 Class A preferred shares with a face-value of 0.0025 RUB (authorized shares). According to the Company’s Charter the Board of Directors of OJSC Rostelecom is authorized for additional public offerings of ordinary shares in case if the number of allocated shares does not exceed 25% of the outstanding shares.

According to OJSC Rostelecom Charter, the primary goal of the Company is to create a profit.

3.1.4.                  Contact Information

Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom is a legal entity organized under the laws of the Russian Federation, with a registered office at: 15 Dostoevskogo st., St. Petersburg, 191002, Russia.

The Company’s Headquarters:

Address: 14 1st Tverskaya-Yamskaya St., Moscow, 125047

Phone: +7 (499) 972-8283

Fax: +7 (499) 972-8222

E-mail: info@rostelecom.ru

Web site: http://www.rt.ru

Public and Investor Relations Department:

Address: 14 1st Tverskaya-Yamskaya St., Moscow, 125047

Phone: +7 (499) 973-9920

Fax: +7 (499) 972-8222

E-mail: rostelecom@rostelecom.ru

Web site: http://www.rt.ru/en/centr-invest/

Corporate Secretary and Corporate Department:

Address: 14 1st Tverskaya-Yamskaya St., Moscow, 125047

Phone: +7 (499) 973-9921

Fax: +7 (499) 972-8222

E-mail: rtkm@rostelecom.ru

Web site: http://www.rt.ru/en/centr-invest/

3.1.5.                  Taxpayer’s Identification Number (TIN)

7707049388

3.1.6.                  The Issuer’s Branches and Representative Offices

The Company has the following branches:

North-Western Branch

Opened: on September 23, 1993.

Location: Russia, 7/11 Svechnoy Pereulok, office 2N, letter A, St. Petersburg, 191002, Russia.

Mailing address: 7/11 Svechnoy Pereulok, office 2N, letter A, St. Petersburg, 191002, Russia.

Head of Branch: Yevgeny Vladimirovich Gerasimov.

Power of attorney expires: on October 5, 2009.

Volga Region Branch

Opened: on September 23, 1993.

Location: Russia, 292 Sadovaya St., Samara, 443001, Russia.

Mailing address: 292 Sadovaya St., Samara, 443001, Russia.

Head of Branch: Igor Vladmirovich Rybnikov.

Power of attorney expires: on September 25, 2009.

Siberian Branch

Opened: on September 23, 1993.

Location: 33 2nd Soyuza Molodezhi St., Novosibirsk, 630122, Russia.

Mailing address: 33 Vtoraya Soyuza Molodezhi St., Novosibirsk, 630122, Russia.

Head of Branch: Anatoly Ivanovich Parfenov.

Power of attorney expires: on October 25, 2009.

Southern Branch

Opened: on September 23, 1993.

Location: 152 Pushkinskaya St., Rostov-on-Don 344006, Russia.

Mailing address: 152 Pushkinskaya St., Rostov-on-Don, 344006, Russia.

Head of Branch: Alexander Leonidovich Afanasyev.

Power of attorney expires: on October 25, 2009.

Urals Region Branch

Opened: on September 23, 1993.

Location: 4a, Asbestovsky Pereulok St., Yekaterinburg, 620067, Russia.

Mailing address: 4a, Asbestovsky Pereulok St., Yekaterinburg, 620067, Russia.

Head of Branch: Gennady Viktorovich Chernavtsev.

Power of attorney expires: on September 25, 2009.

Far-Eastern Branch

Opened: on September 23, 1993.

Location: 23 Pushkina St., Khabarovsk, 680000, Russia.

Mailing address: 23 Pushkina St., Khabarovsk, 680000, Russia.

Head of Branch: Ivan Ivanovich Zima.

Power of attorney expires: on February 1, 2010.

Central Region Branch

Opened: on January 1, 2002.

Location: 17 3rd Khoroshevskaya St., bldg 1, Moscow, 123298, Russia.

Mailing address: 17 3rd Khoroshevskaya St., bldg 1, Moscow, 123298, Russia.

Head of Branch: Viktor Vladimirovich Iudin.

Power of attorney expires: on September 25, 2009.

Training Center (UPTs RT)

Opened: on April 26, 1995.

Location: Village Bekasovo, Naro-Fominsk District, Moscow Oblast, 143380, Russia.

Mailing address: Village Bekasovo, Naro-Fominsk District, Moscow Oblast, 143380, Russia.

Head of Branch: Olga Viktorovna Zaytseva.

Power of attorney expires: on October 30, 2009.

Mezhdugorodny i Mezhdunarodny Telefon (MMT)

Opened: on September 23, 1993.

Location: 30 Goncharnaya St., Moscow, 115172, Russia.

Mailing address: 30 Goncharnaya St., Moscow, 115172, Russia.

Head of Branch: Vyacheslav Yuryevich Smit.

Power of attorney expires: on July 9, 2009.

The Company has the following representative offices:

Representative Office in Geneva, Switzerland

Opened: on May 14, 1999.

Location: Le Chateau Banquet, rue de Lausanne 94 — 1202 Geneve\Suisse.

Mailing address: Le Chateau Banquet, rue de Lausanne 94 — 1202 Geneve\Suisse.

Head of the Representative Office: Alexander Ivanovich Kushtuev.

Power of attorney expires: on October 23, 2009.

3.2.    Issuer’s Principal Operations

3.2.1.                  Issuer’s Field of Business

The Company’s main activity code according to the OKVED classification (the National Classification of Economic Activities) is:

64.2 Telecommunications.

3.2.2.                  Issuer’s Principal Operations

In accordance with the Regulation No.06-117/pz-n “On information disclosure by securities issuers” enacted by the FFMS Decree on October 10, 2006, this information is not included in this report.

3.2.3.                  Materials, products (raw materials) and the Issuer’s suppliers

In accordance with the Regulation No.06-117/pz-n “On information disclosure by securities issuers” enacted by the FFMS Decree on October 10, 2006, this information is not included in this report.

3.2.4.                  Target Markets for the Issuer’s Products (Works, Services)

In accordance with the Regulation No.06-117/pz-n “On information disclosure by securities issuers” enacted by the FFMS Decree on October 10, 2006, this information is not included in this report.

3.2.5.                  Licenses Held by the Issuer

The Company holds the following licenses:

License number: GS-2-781-02-1026-0-7707049388-030211-2

Issue date: November 26, 2008

Expiry date: November 26, 2013

Issued by: The Ministry of Regional Development

Activity: designing of buildings and facilities, except for seasonal and auxiliary structures

License number: GS-2-781-02-1027-0-7707049388-030198-2

Issue date: December 9, 2008

Expiry date: December 9, 2013

Issued by: The Ministry of Regional Development

Activity: construction of buildings and facilities, except for seasonal and auxiliary structures

License number: 61465

Issue date: September 5, 2008

Expiry date: September 5, 2013

Issued by: The Federal Service on Supervision in the Area of Communications and Mass Media

Activity: telegraph communication services

License number: 59339

Issue date: May 7, 2008

Expiry date: May 7, 2011

Issued by: The Federal Service on Supervision in the Area of Mass media, Communications and Protection of Cultural Heritage

Activity: TV and radio broadcasting

License number: 59334, 59342, 59343, 59344, 59346

Issue date: May 7, 2008

Expiry date: June 21, 2011

Issued by: The Federal Service on Supervision in the Area of Mass media, Communications and Protection of Cultural Heritage

Activity: TV and radio broadcasting

License number: 59341

Issue date: May 7, 2008

Expiry date: June 26, 2011

Issued by: The Federal Service on Supervision in the Area of Mass media, Communications and Protection of Cultural Heritage

Activity: TV and radio broadcasting

License number: 59333, 59335, 59336, 59337, 59338, 59340, 59345, 59347, 59348, 59349, 59350, 59351

Issue date: May 7, 2008

Expiry date: March 30, 2013

Issued by: The Federal Service on Supervision in the Area of Mass media, Communications and Protection of Cultural Heritage

Activity: TV and radio broadcasting

License number: 49540

Issue date: May 15, 2007

Expiry date: May 15, 2012

Issued by: The Federal Service on Supervision in the Area of Communications

Activity: data services for transmission of voice information

License number: 48653

Issue date: May 15, 2007

Expiry date: May 15, 2012

Issued by: The Federal Service on Supervision in the Area of Communications

Activity: data services (other than transmission of voice information)

License number: 48652

Issue date: May 15, 2007

Expiry date: May 15, 2012

Issued by: The Federal Service on Supervision in the Area of Communications

Activity: telematic services

License number: 45945

Issue date: November 17, 2006

Expiry date: November 17, 2011

Issued by: The Federal Service on Supervision in the Area of Communications

Activity: cable casting

License number: 44219

Issue date: September 21, 2006

Expiry date: September 21, 2011

Issued by: The Federal Service on Supervision in the Area of Communications

Activity: local telephone communications via payphones

License number: 36740

Issue date: November 1, 2005

Expiry date: November 1, 2010

Issued by: The Federal Service on Supervision in the Area of Communications

Activity: local telephone communications via payphones

License number: 36739

Issue date: November 1, 2005

Expiry date: November 1, 2010

Issued by: The Federal Service on Supervision in the Area of Communications

Activity: local telephone communications via public call offices

License number: 36738

Issue date: November 1, 2005

Expiry date: November 1, 2010

Issued by: The Federal Service on Supervision in the Area of Communications

Activity: local telephone communications (except via payphones and public call offices)

License number: 32898

Issue date: July 15, 2005

Expiry date: July 15, 2010

Issued by: The Federal Service on Supervision in the Area of Communications

Activity: intraregional telephone communications

License number: 29778

Issue date: December 11, 2003

Expiry date: December 11, 2013

Issued by: The Russian Federation Ministry of Communications

Activity: leased line services

License number: 29777

Issue date: December 11, 2003

Expiry date: December 11, 2013

Issued by: The Russian Federation Ministry of Communications

Activity: long-distance and international communications

The Company has no grounds to expect that its licenses will not be timely extended, will be withheld or cancelled.

The detailed data on communications licenses is presented in item 3.2.9 (Additional requirements to issuers that are providers of communications services), sub-item “Communications Licenses” of the present report.

3.2.6.                  Issuer’s Joint Operations

During the reporting period the Company did not conduct any joint activities with other organizations (as defined in Article 1041 of the Russian Federation Civil Code).

3.2.7.                  Additional Requirements to Issuers That Are Joint-Stock Investment Funds or Insurance Organizations

Not applicable.

3.2.8.                  Additional Requirements to Issuers That Are Extracting Companies

Not applicable.

3.2.9.                  Additional Requirements to Issuers That Are Providers of Communications Services

a) Communications licenses

License number: 61465

Activity: telegraph communication services

Expiry date: September 5, 2013

License terms: the Licensee is authorized to provide public network telegraph communications services in the territory of the Russian Federation, as set forth here below:

•             long-distance and international telegraphic traffic transfer and handling services;

•             AT/telex network services;

•             non-category telegram transmission services.

Telegraph communications services shall be provided using the Licensee’s public communication network and allocated telegraph communications network.

License number: 59339

Activity: TV and radio broadcasting

Expiry date: May 7, 2011

License terms: the Licensee must provide users with:

a) receiving of broadcast programs;

b) program broadcasting.

License number: 59334, 59342, 59343, 59344, 59346

Activity: TV and radio broadcasting

Expiry date: June 21, 2011

License terms: the Licensee must provide users with:

a) receiving of broadcast programs;

b) program broadcasting.

License number: 59341

Activity: TV and radio broadcasting

Expiry date: June 26, 2011

License terms: the Licensee must provide users with:

a) receiving of broadcast programs;

b) program broadcasting.

License number: 59333, 59335, 59336, 59337, 59338, 59340, 59345, 59347, 59348, 59349, 59350, 59351

Activity: TV and radio broadcasting

Expiry date: March 30, 2013

License terms: the Licensee must provide users with:

a) receiving of broadcast programs;

b) program broadcasting.

License number: 49540

Activity: data services for transmission of voice information

Expiry date: May 15, 2012

License terms: the Licensee is authorized to provide subscribers and (or) users with:

a)              access to the Licensee’s telecommunications network;

b)             connections via its network for transmission of voice information;

c)              access to data services for transmission of voice information rendered by other operators whose networks are interconnected with the Licensee’s network.

License number: 48653

Activity: data services (other than transmission of voice information)

Expiry date: May 15, 2012

License terms: the Licensee is authorized to provide subscribers and (or) users with:

a)              access to the Licensee’s telecommunications network;

b)             connections via its network for data services other than transmission of voice information;

c)              access to data services rendered by other operators whose networks are interconnected with the Licensee’s network.

License number: 48652

Activity: telematic services

Expiry date: May 15, 2012

License terms: the Licensee is authorized to provide subscribers and (or) users with:

a)              transmission of facsimile messages;

b)             transmission of email messages; access to information provided by worldwide and regional information and telecommunication networks, including Internet.

License number: 45945

Activity: cable casting services

Expiry date: November 17, 2011

License terms: the Licensee is authorized to provide subscribers with:

a) access to the Licensee’s telecommunications network;

b) transmission of radio and television programs via cables to end users.

License number: 44219

Activity: local telephone communications via payphones

Expiry date: September 21, 2011

License terms: the Licensee is authorized to provide users with:

a) local voice calls;

b) access to telematic communication services and intraregional, domestic and international long-distance telephone services, as well as data services other than voice information transmission;

c) access to information and inquiry services;

d) 24-hour free-of-charge emergency calls.

License number: 36740

Activity: local telephone communications via payphones

Expiry date: November 1, 2010

License terms: the Licensee is authorized to provide users with:

a) local voice calls over the fixed telecommunication network;

b) access to PSTN services except mobile telecommunications services;

c) access to information and inquiry services;

d) 24-hour free-of-charge emergency calls.

License number: 36739

Activity: local telecommunications services via public call offices

Expiry date: November 1, 2010

License terms: the Licensee is authorized to provide users with:

a) local voice calls over the fixed telecommunication network;

b) access to PSTN services except mobile telecommunications services;

c) access to information and inquiry services;

d) 24-hour free-of-charge emergency calls.

License number: 36738

Activity: local telecommunications services, except telecommunications services via payphones and public call offices

Expiry date: November 1, 2010

License terms: the Licensee is authorized to provide subscribers with:

a) access to the Licensee’s telecommunications network;

b) subscriber’s line in permanent use;

c) local telephone calls over the fixed telecommunications network using data terminal equipment with number assignment from the number plan of Licensee’s local telecommunications network:

•             transmission of voice information;

•             transmission of facsimile messages;

•             data transmission;

d) access to PSTN services except mobile telecommunications services;

e) access to information and inquiry services;

f) 24-hour free-of-charge emergency calls.

License number: 32898

Activity: intraregional telephone communications

Expiry date: July 15, 2010

License terms: the Licensee is authorized to provide subscribers and (or) users with:

a) intraregional telephone calls over the fixed telecommunications network using data terminal equipment for:

•             transmission of voice information;

•             transmission of facsimile messages;

•             data transmission;

b) access to PSTN services except local and mobile telecommunications services;

c) access to information and inquiry services.

License number: 29778

Activity: leased line services

Expiry date: December 11, 2013

License terms: the Licensee is authorized to provide users with local, DLD and ILD physical circuits, communication channels and paths for transmitting telecommunications signals over the territory of Russia. The licensee’s total voice frequency channels’ capacity (main digital channels), including digital lines, should be not less than 100,000 units.

License number: 29777

Activity: domestic and international long-distance telecommunications services

Expiry date: December 11, 2013

License terms: the Licensee is authorized to provide subscribers and/or users throughout Russia with the following services:

a) DLD communication via fixed-line telephone network for the purposes of:

•             transmission of voice information;

•             transmission of facsimile messages;

•             data transmission;

b) ILD communication via fixed-line telephone network for the purposes of:

•             transmission of voice information;

•             transmission of facsimile messages;

•             data transmission;

c) access to information and inquiry services.

No factors have been detected that may detract from the Company’s fulfillment of its liabilities on issued licenses.

The Company has no grounds to expect its licenses not to be timely extended or to be withheld or cancelled.

b) Telecommunications Networks

Rostelecom provides domestic and international long-distance telecommunications services via its cable systems, radio relay communication lines and satellite channels. The trunk network’s resources guarantee the transmission of all types of information. Rostelecom’s digital network, which is based on the synchronous digital hierarchy (SDH, that is, a European FOL standard used for long-distance data transmission) and dense wavelength division multiplexing (DWDM) technology, covers almost the entire Russian Federation territory.

Primary telecommunications network

Rostelecom’s primary telecommunications network consists of trunk lines interconnected via its domestic long-distance and international exchanges, and IP/MPLS exchanges with networks of intraregional fixed-line and mobile operators, as well as via international and IP/MPLS exchanges with networks of foreign operators.

As of the end of the reporting period, the Company’s digital network was comprised of 49,987 km, including 35,291 km of fiber-optic lines (FOLs) and 14,696 km of digital radio relay lines. The main components of the network are the powerful Moscow — Novorossiisk, Moscow — St. Petersburg, and Moscow — Khabarovsk FOLs, as well as digital radio relay lines Moscow — Saint-Petersburg, Moscow — Khabarovsk, Perm - Yekaterinburg, Tyumen — Surgut, Samara — Orenburg and a satellite communication network, which includes three nodal ground stations in Moscow, Novosibirsk, and Khabarovsk, and nine peripheral ground stations in Barnaul, Kirov, Gorno-Altaisk, Kyzyl, Minusinsk, Yakutsk, Novokuznetsk, Yuzhno-Sakhalinsk, and Salekhard.

The Company has built international FOLs, which provide access to Finland, Denmark, Turkey, Italy, Bulgaria, Japan, Korea, China, Estonia, Kazakhstan, Ukraine, Georgia and Belarus. The largest international operators can now send their traffic through Russia. As it equips itself with new digital cables, the Company is phasing out its analog telecommunications lines from service. From the year 2001 to the end of the reporting period, more than 89.9 thousand km of analog telecommunication cables were phased out.

The table below presents a list of the trunk lines comprising Rostelecom’s primary network as of the end of the reporting period:

Line	Type of line	Length (km)	Transmission speed (Mbps)	Number of channels
Moscow–Khabarovsk	Digital radio relay	7,992	6 x 155	11,340
Samara–Novosibirsk	Fiber optic	2,782	9,953 x 2	241,920
Moscow–Yekaterinburg	Fiber optic	2,400	2,488	30,240
Moscow–St. Petersburg	Fiber optic	1,163	9,953 x 2	362,880
Nakhodka–Naoetsu–Pusan	Submarine fiber optic	1,762	565	15,120
Nakhodka–Khabarovsk	Fiber optic	897	2 x 622	15,120
Kingisepp–Albertslund	Submarine fiber optic	1,274*	2 x 565	15,120
Kingisepp–St. Petersburg	Suspended fiber optic	191	2 x 622	15,120
St. Petersburg–Kingisepp–Moscow	Digital radio relay	923	3 x 140	5,760
Novorossiisk–Istanbul–Palermo–Karolina Bugas	Submarine fiber optic	3,564 (664*)	565	15,120
St. Petersburg–Finland	Fiber optic	197**	622	7,560
Kingisepp–Tallinn	Fiber optic	26**	2,488	30,240
Moscow–Novorossiisk	Fiber optic	1,653	2 x 9,953+2,488	272,160
Novorossiisk–Varna– Carolina Bugas	Submarine fiber optic	1,224.7	2,488	30,240
Novorossiisk–Sochi–Poti	Submarine fiber optic	425	2,488	30,240
Khabarovsk–Harbin (PRC)	Fiber optic	150**	2,488+1 x 9,953	151,200
Perm–Yekaterinburg	Digital radio relay	565	2 x 155	3,780
Perm–Yekaterinburg	Fiber optic	382	3 x 9,953	362,880
Apastovo–Shigony	Fiber optic	220	9,953	120,960
Ivanovka–Vladivostok	Fiber optic	61	622	7,560
St. Petersburg–Lyuban–Luga	Fiber optic	289	2,488	30,240
Zadonsk–Lipetsk–Tambov	Fiber optic	270	622	7,560
Apastovo–Kazan	Fiber optic	132	622	7,560
Russia–Kazakhstan (eastern part of the border)	Fiber optic	220**	622	7,560
Vladimir–Vologda, with branches to Ivanovo, Kostroma, and Yaroslavl	Fiber optic	665	622	7,560
An overlay digital network in the Moscow Oblast	Fiber optic	709	2 x 622	15,120
Tula–Kaluga	Fiber optic	212	2,488	30,240
Kaluga–Belgorod to the Ukrainian border, with branches to Bryansk, Kursk, and Belgorod	Fiber optic	974**	2,488	30,240
Moscow–Minsk, with a branch to Smolensk	Fiber optic	480**	9,953	120,960
Tyumen–Surgut	Digital radio relay	709	5 x 155	9,450
Samara–Orenburg	Digital radio relay	386	155(2 x 155)	1 890
Apastovo–Malaya Purga, with branches to Kazan, Naberezhniye Chelny, Izhevsk, and Yoshkar-Ola	Fiber optic	661	2,488	30,240

Line	Type of line	Length (km)	Transmission speed (Mbps)	Number of channels
Novosibirsk–Khabarovsk	Fiber optic	5,480	2,488	30,240
Novorozhdestvenskaya–Stavropol–Makhachkala	Fiber optic	270	2,488	30,240
Novorozhdestvenskaya - Stavropol–Kropotkin–Pyatigorsk–Budyonnovsk, with branches to Mineralniye Vody, Kislovodsk	Fiber optic	458	2,488	30,240
Krasnodar – Novorozhdestvenskaya	Fiber optic	149	2,488	30,240
Budyonnovsk–Kizlyar–Makhachkala, with branches to Cherkessk, Nalchik, Nazran, and Vladikavkaz	Fiber optic	901	2,488	30,240
Aksai–Lugansk	Fiber optic	36**	622	7,560
Samara–Saratov–Volgograd	Fiber optic	928	2,488 x 2	60,480
Perm–Izhevsk	Fiber optic	657	2,488	30,240
Volgograd–Rostov-on-Don	Fiber optic	516	2,488	30,240
Volgograd–Elista–Budyonnovsk	Fiber optic	560	2,488	30,240
Kizlyar–Grozny	Fiber optic	140	9,953	120,960
Lyuban–Issad	Fiber optic	140	2,488	30,240
Issad–Petrozavodsk	Fiber optic	319	2,488	30,240
Russia–Kazakhstan (western part)	Fiber optic	455**	2,488	30,240
Yoshkar-Ola–Kirov	Fiber optic	465	2,488	30,240
Moscow Ring	Fiber optic	64,1	9,953	120,960
Baltic Cable System	Fiber optic	1,280	6 x 2,488 + 4 x 2,488	1,935,360
Moscow – Samara	Fiber optic	1,021	5 x 9,953	604,800
Russia - Azerbaidjan	Fiber optic	201**	622	7,560
Kaliningrad – Gvardeisk – Sovetsk – state border to Lithuania	Fiber optic	131**	2,488	30,240
Gatikha – D. Konstantinovo – Civilsk – Apastovo with attachments to N. Novgorod and Cheboksary	Fiber optic	924	2 x 9,953	241,920
Novosibirsk–Khabarovsk	Fiber optic	5,480	2 x 9,953	241,920
Ufa – Orenburg	Fiber optic	824	9,953	120,960
Lightening of dark fibers of fiber-optic line from Kingisepp to Kotka	Submarine fiber optic	234	9,953	120,960
Geographic diversity of primary trunk network in Moscow Oblast	Fiber optic	840	9,953	120,960
Russia – China (Blagoveshchensk-Haihe)	Fiber optic	21	2,488	30,240
Chelyabinsk-Tyumen	Fiber optic	536	9,953	120,960
Nazran – Grozny	Fiber optic	55	9,953	120,960
Khabarovsk – Vladivostok	Fiber optic	1,500***	9,953	120,960
Tyumen – Omsk	Fiber optic	660	9,953	120,960
Omsk – Novosibirsk	Fiber optic	712	9,953	120,960
Tyumen – Surgut	Fiber optic	930****	2,488	30,240
Kirov – Syktyvkar	Digital radio relay	390	3 x 155	5,670
Skovorodinop – Tynda – Yakutsk	Fiber optic + digital radio relay	167 + 867 (1.034)	2,488	30,240
Moscow – Smolensk – Gusino – Belarus	Fiber optic	558	2 x 9,953	241,920
Vologda – Issad	Fiber optic	515	3 x 9,953	362,880
Russia – Japan	Submarine fiber optic	2 x 402	3+3 x 9,953	2 x 362,880
Astrakhan - Kizlyar	Fiber optic	418	9,953	120,960
Ring system Chelyabinsk – Khabarovsk	Fiber optic	2,251	9,953	120,960

* length of section owned by Rostelecom

** distance to national border

*** reconstruction of existing lines

**** leased fiber-optic lines

Secondary telecommunications network

Rostelecom’s international digital network is formed on the basis of 2 separated centers of STP signalizing and 13 international exchanges, located in Moscow (4 exchanges), Lyuban (2 exchanges), Rostov, Khabarovsk, Yekaterinburg, Kaliningrad, Samara, Murmansk, Novosibirsk.

As of the end of the reporting period, the capacity of international exchanges totals 235.5 thousand lines.

The long-distance digital telecommunications network of the Company comprises 20 domestic long-distance exchanges, 6 combined exchanges (domestic and intraregional), and 4 separated centers of STP signalizing.

All digital domestic long-distance and international exchanges are interconnected with the digital telecommunications network. From 2003 to the end of the reporting period the Company expanded and improved existing and constructed new telecommunications facilities. As a result the total capacity of these facilities increased by 310,250 lines.

At present the Company provides ISDN services in the regions with digital trunk exchanges complete with SS-7 common signaling system and where such services are demanded. There is an open access for subscribers of 77 RF regions to inter-city and international services ISDN connection. The Company operates an open multimedia telecommunications network, which include subscriber audio and video terminations in 75 cities of Russia and 13 stations for shared access. Subscribers connected to Rostelecom’s open multimedia communication network can participate in and organize videoconferences, both bilateral and multilateral, discuss and jointly edit text and graphics documents, and receive and send files, as well as various forms of audio and video information.

To provide audio- and videoconferencing services based on IP and ISDN technology and to improve organization and planning of audio- and videoconferences the Company utilizes a multipoint control unit MCU MGC-100 Polycom that supports up to 20 videoconferences simultaneously. The largest number of members that can participate in an audioconference amounts to 96, in a videoconference — to 48 (ISDN, 384 Kbit/s), 36 (IP, 768 Kbit/s).

Due to the Intelligent platform Tellin produced by Huawei Technologies installed in Moscow, the Company continues providing the services such as Freephone, Televoting, Call with Premium Rate and services based on pre-paid cards, for clients of all regions of Russia and a range of commercial telecommunications operators.

As a national operator of Russia Rostelecom offers the following services:

•                                access both to domestic and international long-distance communication lines throughout Russia;

•                                signal verification and passage via SS-7 signaling system, allowing coordination of the operation of all types of digital networks based on the digital transit network;

•                                multimedia communications (videoconferencing);

•                                ISDN network and intelligent network services;

•                                leasing lines of different throughput capacity, VPN, Internet access both for operators and corporate clients;

•                                transit via the Company’s network;

•                                Data Center services.

As of the end of the reporting period, the Company’s telecommunications network comprises 676.2 thousand lines. The share of digital switching nodes and centers is 100%.

The Company completed construction of data transmission network based on Multiprotocol Label Switching (IP/MPLS) technology. This network includes 8 reference nodes installed on domestic long-distance exchanges; 4 nodes in Moscow, two of which is a reference ones; 133 regional nodes located in large cities, and 3 nodes located abroad in Stockholm, Hong Kong and Frankfurt. The Company put into operation Data Centers in Moscow (2 Data Centers), Novosibirsk, Yekaterinburg and Khabarovsk.

In order to provide leasing of NX64 Kbit/sec digital channels Rostelecom has constructed networks of long-distance and international channels based on the equipment of flexible multiplexers:

•                                a network on the basis of Luchezar (Martis DXX) equipment consisting of 162 nodes located in 125 cities;

•                                a network on the basis of MainStreet equipment consisting of 6 nodes located at 5 cities.

Submarine Cables

Within the program of extending and modernizing its international telecommunications capacity, Rostelecom uses state-of-the-art submarine cables for organization of telecommunications channels between Russia and other countries. The Company is the end party and owner of the basic capacities in six international fiber-optic cable systems: Denmark—Russia 1 (DK—R1), Russia—Japan—Korea (R—J—K), Italy—Turkey—Ukraine—Russia (ITUR), Georgia — Russia (G—R), Black Sea Fiber-optic cable system (BS FOCS), and Russia—Japan in which Rostelecom owns approximately 50%, 33%, 30%, 67%, 9.4%, and 50% respectively. The rest of these cable systems is owned by various international operators.

In order to ensure access to these systems and set up direct high-quality international telecommunications links to remote parts of the world, Rostelecom participates in construction of many international cable systems and acquires capacities in them.

As of the end of the reporting period, the Company has interests in or the inalienable right to 22 cable systems, including such global cable system projects as Fiber Line Round the Globe (Great Britain–Middle East–Japan), the Asia-Pacific Cable System, the Canadian Transatlantic System, the Trans-Pacific Cable System (Japan–USA), the Southeast Asia–Middle East–Western Europe System, and the Trans-Atlantic System.

Satellite Telecommunication

The satellite telecommunications network of Rostelecom relies on 16 ground node stations The Company leases the capacity of satellites Express from Federal State Unitary Enterprise Kosmicheskaya Svyaz and Yamal from OJSC Gazkom. The Company determined the composition and location of the ground satellite telecommunication stations based on the needs of the secondary network, as well as for gaining access to the digital trunk network.

Additionally the Company rents satellite channels from the following satellite operators: Zond Holding, FSUE Kosmicheskaya Svyaz, SatComLine, Svyazkontaktinform, and Yamaltelecom.

Cooperation between Rostelecom and Mobile Operators

Cooperation between the Company and Russian mobile operators is aimed at expanding the range of high-quality telecommunications services, including national and international roaming. As of the end of the reporting period, Rostelecom is routing the international roaming for 531 cellular networks in 180 countries.

3.3.                The Issuer’s Future Plans

To ensure sustainable growth in the competitive environment and increase Rostelecom’s capitalization in the long term, the Company plans to focus its efforts on further development of its business directions and competitive advantages, which will allow it to consolidate its position in the Russian telecommunications market.

The Company plans to ensure its leadership in the Russian telecommunication sector by increasing the infrastructure capabilities of its own unique telecommunication network, by introducing innovative services for operators, corporate clients and individual subscribers, as well as by developing existing and entering new markets.

Corporate Clients Market

The nationwide, unique, powerful and reliable telecommunications network, modern telecommunications services offered in compliance with international quality standards, extensive experience in operating on the market, high professionalism of employees, all together, determine the corporate clients’ choice for Rostelecom and ensure retaining of leading positions in the telecommunications sector by the Company.

Continuing the strengthening of competitive advantages, the Company plans to preserve its market positions in the traditional segment of domestic and international long-distance telecommunications services, as well as to aggressively promote data transmission and intelligent network services which secures diversification of business lines of Rostelecom as a universal telecommunications operator.

High Quality Long-Distance Telecommunications

Providing a wide range of tariff plans allowing to satisfy the needs in quality telecommunications services of companies of various size — from federal and international corporations to small-size firms, the Company plans to continue consolidation of its market positions in the corporate clients segment.

Among the priority lines of the Company’s activities is the further development of direct servicing of corporate clients and conclusion of contracts on pre-selection of Rostelecom as a long-distance telecommunications operator. Direct contract with the Company will allow to ensure a direct interaction of clients with the operator, to increase servicing and communication efficiency, as well as will allow Rostelecom clients to take advantage of special offers.

Full Range of Telecommunications Services from a Single Operator

One of Rostelecom priorities is to further design and develop the sales of bundled telecommunications service which will meet the needs of corporate clients in telecommunications services most fully. The comprehensive offers of Rostelecom will allow its clients to receive an entire range of modern telecommunications products and services from a single operator, which would increase user comfort and servicing efficiency significantly.

Depending on the size of the client’s business, offices network across the country and other conditions, the service packages may include both traditional services of local, domestic and international long-distance telecommunications and provision of Internet access, arrangement of virtual private networks, organization of video conferences, intelligent network services, as well as other telecommunications services. The forming of service packages, inter alia, is carried out within the framework of partnership with other telecommunications operators, which secures comfort of using such comprehensive offers by Rostelecom clients in all regions of the country.

Moreover, forming a range of services required for development of Rostelecom as a universal operator, in December 2007, the Company got a number capacity for 10 thousand Moscow numbers and started rendering local telecommunications services to corporate clients in Moscow.

Development and Promotion of New Services

Matching the growing demand of Russian corporations for modern telecommunications services, the Company plans to continue an aggressive promotion of new and development of existing hi-tech services being rendered on the basis of Rostelecom intelligent platform and multiservice network, and primarily, the setting up virtual private networks services and Internet access. Also the Company proactively promotes Data Center services and in the short term plans to offer to its clients Contact Center services.

Enhancement of Customer Servicing

Within the framework of providing high-level customer servicing and wide opportunities of getting access to telecommunications services of the Company, one of the priorities is to further increase sales and customer support network, inter alia, within the framework of partnership with other operators and employing agents.

Moreover, the Company plans to expand clients’ opportunities for managing Rostelecom services, as well as to further increase efficiency of sales and promotion of telecommunications products services, as well as service units, thus securing user loyalty. Clients services, such as a Personal Cabinet, will allow to receive an up-to-date information on talks held, get to know an account balance, to print invoices, as well as to ensure prompt replenishment of accounts via Internet payment systems.

Individual Subscribers Market

Despite the occurrence of new providers of long-distance telecommunications services, Rostelecom retains the leading positions and remains the first operator to be selected by individual subscribers all over Russia. The Company provides to its clients high-quality and reliable up-to-date telecommunications without interference and noises, guaranteeing high servicing level and confirming its motto “Always Online” at every and each subscriber call.

The Company’s short-term plans envisage, beside the development of traditional long-distance telecommunications services, rendering of new telecommunications products to its individual clients and further increasing efficiency of customer servicing.

Domestic and International Long-Distance Telecommunications

Within the framework of implementation of strategies for retaining its positions in the segment of long-distance telecommunications services and providing for the growth of domestic and outgoing international long-distance traffic from Russian individual subscribers, the Company plans to continue the work on increasing the number of clients and concluding contracts with them on preliminary choosing Rostelecom to be a long-distance telecommunications operator.

Entering into a contract directly with Rostelecom, the clients will receive differentiated tariff plans depending on time and quantity of domestic and international long-distance calls, the servicing rendered directly from operator providing the service, comfortable client services, as well as an opportunity to take part in bonus programs and special offerings of the Company.

Promotion of New Telecommunications Services

Securing active promotion of modern telecommunications products, the Company intends to offer to individual subscribers new intelligent telecommunications network services, primarily, Freephone and Universal access number, providing an opportunity to use convenient web interface for ordering services and managing them, as well as content services based on multiservice network.

Enhancement of Customer Servicing

To get closer to end users and expand opportunities of access to the Company’s services, Rostelecom will continue to develop its own sales and customer servicing network, as well as secure employing additional agents. Increasing efficiency of cooperation with individual subscribers, the Company plans to introduce a number of information services and opportunities for management of services, in particular, a Personal Cabinet service.

Besides, Rostelecom will put effort into further increasing the number of points of payment for telecommunications services, as well as development of new means of paying invoices of the Company.

In 2009, the Company will continue to work on increasing awareness of its brand and forming Rostelecom image as a hi-tech universal telecommunications operator.

Operators Market

Having a nation-wide, powerful fiber-optic telecommunications network which secures an unquestionable competitive advantage for the Company, Rostelecom is still a leading operator for operators on the telecommunications market of Russia. Furthermore, the up-to-date IP/MPLS network of the Company with connections to the largest Russian and foreign operators in the Russian Federation, CIS, Europe and Asia, as well as quality guarantees at all stages of service rendering and customer servicing, ensure additional advantages to telecommunications operators and telecommunications services providers when selecting Rostelecom as a business partner.

Within the framework of strengthening positions on the inter-operator market, the Company’s key priorities are to increase efficiency of cooperation with Russian operators, expand cooperation with foreign telecommunications services providers and consolidate Rostelecom image on the international telecommunications market.

National “Carrier for carriers”

Consolidating its positions on the Russian market, the Company will continue to develop partnerships with fixed-line and mobile telecommunications operators, providing them traffic transit services with an opportunity of connection to Rostelecom network having connections to more than 140 international operators in all Russia regions, and forming a flexible tariff policy.

Developing as a universal telecommunications operator, the Company plans to start selling bundled offers to telecommunications services providers, as well as to continue consolidation of its positions on the leased lines market, using high throughput capacity and technological opportunities of its high-speed network. Furthermore, Rostelecom intends to ensure active promotion of backbone Internet traffic passing services and other innovative services of multiservice network of the Company for Russian operators.

Cooperation with International Operators

Within the framework of securing growth of incoming international long-distance traffic to its telecommunications network, the Company will continue to consolidate its partnership with foreign operators, providing high quality termination services, introducing flexible tariffs and expanding the geography of Rostelecom services. Entering into new inter-operator agreements, expanding foreign infrastructure network and international transition nodes for CIS, Europe, Asia countries, the Company will ensure further strengthening of its market positions on the international market.

Implementing strategy for promotion of Europe-Asia traffic throughput services, in 2009, the Company plans to further increase a throughput capacity of high-speed communication lines. In September 2008, Rostelecom put into operation a new high-speed cable system linking Russia and Japan, for ensuring the shortest, and, hence, the most efficient, traffic route between European and Asian operators.

New Telecommunications Services

By diversifying business lines of its activities, the Company puts much effort into development and offering promising hi-tech services and products for telecommunications operators. In particular, the Company intends to ensure active promotion of backbone Internet access services, as well as Data Center services, as well as attracting major hosting and content providers. Thus, in 2008, it launched in operation four Data Centers in Moscow, Novosibirsk, Khabarovsk and Yekaterinburg.

Moreover, one of the Company’s current priorities is an expansion of peering relationships with international operators, to ensure enhancing the quality of Internet access services and development of Internet traffic transit services. Besides, within the framework of strengthening the Company’s positions on the data transmission services market, it is planned to arrange connection with IP/MPLS networks of foreign operators to provide setting up international IP VPN virtual networks.

Network Enhancement

The nationwide state-of-the-art telecommunications network of the Company is the fundamental factor for the market success and a base for development of the Company’s competitive advantages as a universal telecommunications operator, which would allow it to provide high quality services and develop new innovative services and products to meet growing demand of end users and telecommunications operators.

Rostelecom’s investment strategy is aimed at further enhancement of its principal asset — a unique high-capacity trunk network— by implementing modern technologies and equipment. By the construction of new and modernization of existing trunk lines Rostelecom enhances throughput capacity of its network, improves its reliability and stability by means of ring protection systems, and increases the quality of the services offered. New interconnections and digital links allow the Company to expand geographical presence and ensure connection of a number of towns and cities to the Company’s network in order to meet the growing demand for modern telecommunications services from end users, corporations and operators. Rostelecom’s plans to offer its services in other countries encompass the development of its network facilities abroad and enhancement of cross-border links to CIS, European and Asian countries.

Developing innovative services, in 2009, Rostelecom plans to invest in further expanding and increasing capacity of multiservice network based on IP/MPLS technology, which would allow the Company to continue active promotion of modern data transmission services, such as high-speed Internet access and virtual private networks (IP VPN) arrangement. The construction and launching of regional Data Centers’ network in the large cities of Russia allows the Company to increase the quality of data transmission services, to expand cooperation with telecommunications services providers and to ensure growth of incoming traffic.

The Company is not planning to change its core activity.

3.4.                The Issuer’s Participation in Industrial, Banking and Financial Groups, Holding Companies, Concerns and Associations

As of the end of the reporting period, the Company did not participate in any industrial, banking and financial groups, holdings, concerns and associations.

3.5.                The Issuer’s Subsidiaries and Dependent Companies

Abbreviated name: CJSC MTs NTT.

Full name: Closed Joint Stock Company Moscow Center for New Telecommunications Technologies.

Location: 46 Arbat St., bldg. 1, Moscow, 121002, Russian Federation.

The reason for determining the organization as subsidiary or dependent company: the Company in view of majority interest in the charter capital can determine decisions of the organization.

The Company’s interest in the charter capital of the organization: 100.00%.

The Company’s interest in the outstanding ordinary shares of the organization: 100.00%.

The organization’s interest in the charter capital of the Company: 0.00%.

The organization’s interest in the outstanding ordinary shares of the Company: 0.00%.

Operating activity: provision of DLD and ILD services and data transmission services to end users.

Value for the Company: gaining traffic from corporate clients to be passed through the Company’s facilities.

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Andrei Alexeevich Gaiduk.

Year of Birth: 1973.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Olga Nikolaevna Rumyantseva.

Year of Birth: 1973.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00% .

Full name: Andrei Leonidovich Petrov.

Year of Birth: 1974.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Sergei Valeryevich Chernogorodsky.

Year of Birth: 1977.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Oleg Stanislavovich Shedenkov.

Year of Birth: 1975.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Collective executive body not provided for by the Charter.

Sole executive body:

Full name: Andrei Leonidovich Petrov.

Year of Birth: 1974.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Abbreviated name: CJSC WESTELCOM.

Full name: Closed Joint Stock Company WESTELCOM.

Location: 7 Butlerova St.,Moscow, 117485, Russian Federation.

The reason for determining the organization as subsidiary or dependent company: the Company in view of majority interest in the charter capital can determine decisions of the organization.

The Company’s interest in the charter capital of the organization: 100.00%.

The Company’s interest in the outstanding ordinary shares of the organization: 100.00%.

The organization’s interest in the charter capital of the Company: 0.00%.

The organization’s interest in the outstanding ordinary shares of the Company: 0.00%.

Operating activity: financing and provision of services associated with acquisition and expansion of telecommunications networks and systems using up-to-date technologies for digital telecommunications and data transit.

Value for the Company: financing and provision of services associated with acquisition and expansion of telecommunications networks and systems using up-to-date technologies for digital telecommunications and data transit.

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Sergei Gennadievich Ivanov.

Year of Birth: 1966.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Oleg Stanislavovich Shedenkov.

Year of Birth: 1975.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Vadim Mikhailovich Yakovlev.

Year of Birth: 1968.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Olga Viktorovna Sidorenkova.

Year of Birth: 1978.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Yevgeny Alexandrovich Ustinov.

Year of Birth: 1984.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Collective executive body not provided for by the Charter.

Sole executive body:

Full name: Oleg Stanislavovich Shedenkov.

Year of Birth: 1975.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Abbreviated name: LLC Telecomcenter.

Full name: Limited Liability Company Telecomcenter.

Location: Dmitrovskoe shosse, 46, bldg. 1, Moscow, 127238, Russian Federation.

The reason for determining the organization as subsidiary or dependent company: the Company in view of majority interest in the charter capital can determine decisions of the organization.

The Company’s interest in the charter capital of the organization: 100.00%.

The Company’s interest in the outstanding ordinary shares of the organization: 100.00%.

The organization’s interest in the charter capital of the Company: 0.00%.

The organization’s interest in the outstanding ordinary shares of the Company: 0.00%.

Type of business: scientific and technical services.

Value for the Company: controlling other subsidiaries.

Composition of Board of Directors: not provided for by the Charter.

Collective executive body: not provided for by the Charter.

Sole executive body: none.

On June 19, 2007, a liquidation commission was formed.

Abbreviated name: LLC Malakhit Rest House.

Full name: Limited Liability Company Malakhit Rest House.

Location: 15 Shcherbaka St., Yalta, 334200, Autonomous Republic of Crimea, Ukraine.

The reason for determining the organization as subsidiary or dependent company: the Company in view of majority interest in the charter capital can determine decisions of the organization.

The Company’s interest in the charter capital of the organization: 100.00%.

The organization’s interest in the charter capital of the Company: 0.00%.

The organization’s interest in the outstanding ordinary shares of the Company: 0.00%.

Operating activity: provision of comprehensive year-round therapy and recreation services.

Value for the Company: rendering therapy and recreation services.

Composition of Board of Directors: not provided for by the Charter.

Collective executive body: not formed due to lack of need to form this body.

Sole executive body:

Full name: Olga Yefimovna Rykolenko.

Year of Birth: 1956.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Abbreviated name: CJSC Zebra Telecom.

Full name: Closed Joint Stock Company Zebra Telecom.

Location: 24 Trubnaya St., bldg. 3, Moscow, 103051, Russian Federation.

The reason for determining the organization as subsidiary or dependent company: the Company in view of majority interest in the charter capital can determine decisions of the organization.

The Company’s interest in the charter capital of the organization: 99.99%.

The Company’s interest in the outstanding ordinary shares of the organization: 99.99%.

The organization’s interest in the charter capital of the Company: 0.00%.

The organization’s interest in the outstanding ordinary shares of the Company: 0.00%.

Operating activity: telecommunications services.

Value for the Company: provision of IP telephony, Internet access using pre-paid cards, intelligent services.

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Konstantin Yuryevich Solodukhin.

Year of Birth: 1965.

Interest of above person in issuer’s charter capital: 0.00037%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Andrei Alexeevich Gaiduk.

Year of Birth: 1973.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Alexander Yevgenyevich Snytko.

Year of Birth: 1973.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Natalya Vladimirovna Filatova.

Year of Birth: 1981.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Viktor Ivanovich Kaledin.

Year of Birth: 1965.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Collective executive body not provided for by the Charter.

Sole executive body:

Full name: Viktor Ivanovich Kaledin.

Year of Birth: 1965.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Abbreviated name: CJSC SK Costars.

Full name: Closed Joint Stock Company Insurance Company Costars

Location: 42 Leninsky Prospekt St., Moscow, 117119, Russian Federation.

The reason for determining the organization as subsidiary or dependent company: the Company in view of majority interest in the charter capital can determine decisions of the organization.

The Company’s interest in the charter capital of the organization: 86.67%.

The Company’s interest in the outstanding ordinary shares of the organization: 86.67%.

The organization’s interest in the charter capital of the Company: 0.00%.

The organization’s interest in the outstanding ordinary shares of the Company: 0.00%.

Operating activity: insurance.

Value for the Company: insurance of employees.

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Anatoly Georgievich Nazeikin.

Year of Birth: 1946.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Oleg Stanislavovich Shedenkov.

Year of Birth: 1975.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Galina Vasilienva Rysakova.

Year of Birth: 1967.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Olga Viktorovna Sidorenkova.

Year of Birth: 1978.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Dmitry Alexandrovich Ageev.

Year of Birth: 1972.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Collective executive body: not provided for by the Charter.

Sole executive body:

Full name: Yevgeny Alexandrovich Ustinov.

Year of Birth: 1984.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Abbreviated name: CJSC GLOBUS-TELECOM.

Full name: Closed Joint Stock Company GLOBUS-TELECOM.

Location: 38 Obraztsova St., Moscow, 127018, Russian Federation.

The reason for determining the organization as subsidiary or dependent company: the Company in view of majority interest in the charter capital can determine decisions of the organization.

The Company’s interest in the charter capital of the organization: 74.58%.

The Company’s interest in the outstanding ordinary shares of the organization: 74.58%.

The organization’s interest in the charter capital of the Company: 0.00%.

The organization’s interest in the outstanding ordinary shares of the Company: 0.00%.

Operating activity: leased communication lines and equipment services.

Value for the Company: provision of telecommunications services to government bodies of the Russian Federation and corporate clients.

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Konstantin Yuryevich Solodukhin.

Year of Birth: 1965.

Interest of above person in issuer’s charter capital: 0.00037%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Andrei Alexeevich Gaiduk.

Year of Birth: 1973.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Andrei Alexandrovich Sevostyanov.

Year of Birth: 1958.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Vadim Mikhaylovich Yakovlev.

Year of Birth: 1968.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Sergei Valeryevich Semenov.

Year of Birth: 1959.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Olga Nikolaevna Rumyantseva.

Year of Birth: 1973.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Oleg Stanislavovich Shedenkov.

Year of Birth: 1975.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Collective executive body: Management Board.

Full name: Igor Nikolaevich Vikhorev.

Year of Birth: 1957.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Yelena Pavlovna Kashirina.

Year of Birth: 1947.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Denis Valentinovich Vtorygin.

Year of Birth: 1974.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Sergey Sergeevich Tomashevich.

Year of Birth: 1968.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Vasily Borisovich Shein.

Year of Birth: 1957.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Sole executive body:

Full name: Sergey Valeryevich Semenov.

Year of Birth: 1959.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Abbreviated name: CJSC INCOM.

Full name: Closed Joint Stock Company INCOM.

Location: 27/26, Bldg 3 Zubovsky Blvd., Moscow, 119021, Russian Federation.

The reason for determining the organization as subsidiary or dependent company: the Company in view of majority interest in the charter capital can determine decisions of the organization.

The Company’s interest in the charter capital of the organization: 54.38%.

The Company’s interest in the outstanding ordinary shares of the organization: 54.38%.

The organization’s interest in the charter capital of the Company: 0.00%.

The organization’s interest in the outstanding ordinary shares of the Company: 0.00%.

Operating activity: provision of telecommunications services via public call offices, leasing out facilities.

Value for the Company: non-material.

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Sergei Gennadievich Ivanov.

Year of Birth: 1966.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Oleg Stanislavovich Shedenkov.

Year of Birth: 1975.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Valery Petrovich Ryzhy.

Year of Birth: 1978.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Olga Viktorovna Sidorenkova.

Year of Birth: 1978.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Yevgeny Alexandrovich Ustinov.

Year of Birth: 1984.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Collective executive body: not provided for by the Charter.

Sole executive body:

Full name: Valery Petrovich Ryzhy.

Year of Birth: 1978.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Abbreviated name: CJSC GlobalTel.

Full name: Closed Joint Stock Company Globalstar Space Telecommunications.

Location: 25 Dubovaya Roshcha St., Moscow, 127427, Russian Federation.

The reason for determining the organization as subsidiary or dependent company: the Company in view of majority interest in the charter capital can determine decisions of the organization.

The Company’s interest in the charter capital of the organization: 51.00%.

The Company’s interest in the outstanding ordinary shares of the organization: 51.00%.

The organization’s interest in the charter capital of the Company: 0.00%.

The organization’s interest in the outstanding ordinary shares of the Company: 0.00%.

Operating activity: provision of Globalstar satellite mobile communications network services.

Value for the Company: providing satellite telecommunications services.

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Konstantin Yuryevich Solodukhin.

Year of Birth: 1965.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Mikhail Viktorovich Tretyakov.

Year of Birth: 1974.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Pavel Gennadyevich Tereshchenko.

Year of Birth: 1963.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Oleg Stanislavovich Shedenkov.

Year of Birth: 1975.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Andrei Lvovich Kozlov.

Year of Birth: 1970.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Andrei Alexeevich Gaiduk.

Year of Birth: 1973.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Vadim Mikhailovich Yakovlev.

Year of Birth: 1968.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Collective executive body: not provided for by the Charter.

Sole executive body:

Full name: Andrei Lvovich Kozlov.

Year of Birth: 1970.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Abbreviated name: OJSC CC Business Network.

Full name: Open Joint Stock Central Company Business Network.

Location: 1, Bldg 2 Marshala Vasilevskogo St., Moscow, 123098, Russian Federation.

The reason for determining the organization as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest exceeds 20% of the charter capital.

The Company’s interest in the charter capital of the organization: 43.50%.

The Company’s interest in the outstanding ordinary shares of the organization: 43.50%.

The organization’s interest in the charter capital of the Company: 0.00%.

The organization’s interest in the outstanding ordinary shares of the Company: 0.00%.

Operating activity: provision of R&D services, production, implementing and maintenance of technical systems for communication protection and signalizing of unauthorized access.

Value for the Company: non-material.

Board of Directors, Collective executive body and Sole executive body: not formed due to lack of the company’s activities.

Abbreviated name: OJSC MMTS 9.

Full name: Open Joint Stock Company Moscow Long-Distance Exchange No. 9.

Location: 7 Butlerova St., Moscow, 117485, Russian Federation.

The reason for determining the organization as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest exceeds 20% of the charter capital.

The Company’s interest in the charter capital of the organization: 36.86%.

The Company’s interest in the outstanding ordinary shares of the organization: 49.14%.

The organization’s interest in the charter capital of the Company: 0.00%.

The organization’s interest in the outstanding ordinary shares of the Company: 0.00%.

Operating activity: leasing out facilities, provision of communications services.

Value for the Company: leasing out facilities for equipment placement.

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Tamara Alexandrovna Moiseeva.

Year of Birth: 1956.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Konstantin Yuryevich Solodukhin.

Year of Birth: 1965.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Andrei Alexeevich Gaiduk.

Year of Birth: 1973.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Andrei Gennagyevich Kurochkin.

Year of Birth: 1970.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Viktoriya Gennedyenva Chernousova.

Year of Birth: 1983.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Collective executive body: Management Board.

Chairman of the Management Board:

Full name: Yury Timofeevich Kukushkin.

Year of Birth: 1956.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Svetlana Viktorovna Pasko.

Year of Birth: 1969.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Vyadut Mukmenovich Ibragimov.

Year of Birth: 1951.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Dinara Shamilevna Zabiyan.

Year of Birth: 1975.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Yelena Vladimirovna Churikova.

Year of Birth: 1954.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Sole executive body:

Full name: Yury Timofeevich Kukushkin.

Year of Birth: 1956.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Abbreviated name: OJSC RTComm.RU.

Full name: Open Joint Stock Company RTComm.RU.

Location: 2nd Zvenigorodskaya St., 13, bldg. 43, Moscow, 123022, Russian Federation.

The reason for determining the organization as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest exceeds 20% of the charter capital.

The Company’s interest in the charter capital of the organization: 99.51%.

The Company’s interest in the outstanding ordinary shares of the organization: 99.51%.

The organization’s interest in the charter capital of the Company: 0.00%.

The organization’s interest in the outstanding ordinary shares of the Company: 0.00%.

Operating activity: Internet access services.

Value for the Company: gaining Internet access services.

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Konstantin Yuryevich Solodukhin.

Year of Birth: 1965.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Andrei Yuryevich Baklykov.

Year of Birth: 1968.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Rodion Sergeevich Levochka.

Year of Birth: 1976.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Galina Vasilyevna Rysakova.

Year of Birth: 1967.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Pavel Gennadyevich Tereshchenko.

Year of Birth: 1963.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Viktor Dmitrievich Savchenko.

Year of Birth: 1960.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Vadim Mikhailovich Yakovlev.

Year of Birth: 1968.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Collective executive body: not provided for by the Charter.

Sole executive body:

Full name: Valery Petrovich Lokhin.

Year of Birth: 1959.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Abbreviated name: LLC TverTelecom.

Full name: Limited Liability Company TverTelecom.

Location: 170000, the city of Tver, Novotorzhskaya st., bldg. 24.

The reason for determining the organization as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest exceeds 20% of the charter capital.

The Company’s interest in the charter capital of the organization: 26.00%.

The organization’s interest in the charter capital of the Company: 0.00%.

The organization’s interest in the outstanding ordinary shares of the Company: 0.00%.

Operating activity: telecommunications services.

Value for Rostelecom: non-material.

As of the end of the reporting period, the Board of Directors was not elected.

Abbreviated name: CJSC RUSTEL.

Full name: Closed Joint Stock Company RUSTEL.

Location: 6 Degtyarny Pereulok St., bldg. 2, Moscow, 101999, Russian Federation.

The reason for determining the organization as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest exceeds 20% of the charter capital.

The Company’s interest in the charter capital of the organization: 25.00%.

The Company’s interest in the outstanding ordinary shares of the organization: 25.00%.

The organization’s interest in the charter capital of the Company: 0.00%.

The organization’s interest in the outstanding ordinary shares of the Company: 0.00%.

Operating activity: satellite communications.

Value for the Company: non-material.

As of the end of the reporting period, the Board of Directors was not elected.

Bankruptcy Manager: Alexander Vasilyevich Amelyakin.

Year of Birth: 1949.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Abbreviated name: CJSC NTTs COMSET.

Full name: Closed Joint Stock Company COMSET Research and Technology Center.

Location: 7 1st Parkovaya St., Moscow, 105037, Russian Federation.

The reason for determining the organization as subsidiary or dependent company: the organization is dependent to Company in view that the Company’s interest exceeds 20% of the charter capital.

The Company’s interest in the charter capital of the organization: 22.18%.

The Company’s interest in the outstanding ordinary shares of the organization: 22.18%.

The organization’s interest in the charter capital of the Company: 0.00%.

The organization’s interest in the outstanding ordinary shares of the Company: 0.00%.

Operating activity: scientific and technological research; design, survey and development; education and training.

Value for the Company: non-material.

Composition of Board of Directors:

Chairman of Board of Directors:

Full name: Alexander Sergeevich Adzhemov.

Year of Birth: 1955.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Vadim Mikhailovich Yakovlev.

Year of Birth: 1968.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Oleg Stanoslavovich Shedenkov.

Year of Birth: 1975.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Alexey Pavlovich Baranov.

Year of Birth: 1974.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Dmitry Anatolyevich Yermoshkin.

Year of Birth: 1965.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Sergei Prokofievich Soloviev.

Year of Birth: 1946.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Alexei Borisovich Vasilyev.

Year of Birth: 1963.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Andrei Kimovich Levakov.

Year of Birth: 1966.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Full name: Viktor Pavlovich Lupanin.

Year of Birth: 1944.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

Collective executive body: not provided for by the Charter.

Sole executive body:

Full name: Alexei Borisovich Vasilyev.

Year of Birth: 1963.

Interest of above person in issuer’s charter capital: 0.00%.

Interest of above person in issuer’s total number of ordinary shares: 0.00%.

3.6.                The Issuer’s Fixed Assets: Composition, Structure, Value, Planned Purchases, Replacement, Retirement and Any Encumbrances

3.6.1.                  Fixed Assets

In accordance with the Regulation No.06-117/pz-n “On information disclosure by securities issuers” enacted by the FFMS Decree on October 10, 2006, this information is not included in this report.

4.                          THE ISSUER’S FINANCIAL AND BUSINESS OPERATIONS

4.1.                The Issuer’s Financial and Business Results

4.1.1.                  Profit And Losses

In accordance with the Regulation No.06-117/pz-n “On information disclosure by securities issuers” enacted by the FFMS Decree on October 10, 2006, this information is not included in this report.

4.1.2.                  Factors Influencing on the Amount of Issuer’s Revenue from Sale of Products, Works and Services and of Profit (Loss) From Its Core Business

In accordance with the Regulation No.06-117/pz-n “On information disclosure by securities issuers” enacted by the FFMS Decree on October 10, 2006, this information is not included in this report.

4.2.                The Issuer’s Liquidity, Sufficiency of Capital and Current Assets

In accordance with the Regulation No.06-117/pz-n “On information disclosure by securities issuers” enacted by the FFMS Decree on October 10, 2006, this information is not included in this report.

4.3.                The Issuer’s Capital and Current Assets Size and Structure

4.3.1.                  The Issuer’s Capital and Current Assets Size and Structure

In accordance with the Regulation No.06-117/pz-n “On information disclosure by securities issuers” enacted by the FFMS Decree on October 10, 2006, this information is not included in this report.

4.3.2.                  The Issuer’s Financial Investments

In accordance with the Regulation No.06-117/pz-n “On information disclosure by securities issuers” enacted by the FFMS Decree on October 10, 2006, this information is not included in this report.

4.3.3.                  The Issuer’s Intangible Assets

In accordance with the Regulation No.06-117/pz-n “On information disclosure by securities issuers” enacted by the FFMS Decree on October 10, 2006, this information is not included in this report.

4.4.    The Issuer’s R&D, Licenses and Patents, New Development and Research Project Policies and Expenditures

The Company does not carry out research on its own. All new developments that are employed to improve the services provided by the Company and cut its costs are carried out by specialized research organizations.

The licenses owned by the Company are given in item 3.2.9. Additional Requirements to Issuers That Are Providers of Communications Services, sub-item Communications Licenses.

Currently, Rostelecom holds the titles to the trademarks which priority was registered by the Russian Agency for Patents and Trademarks and the USSR State Committee for Inventions and Discoveries on April 10, 1995 and March 6, 1985, respectively, whereupon certificates No. 125190 and No. 77120 were issued to Rostelecom.

Currently, there are minimum risks related to the expiry of licenses, held by the Company owing to the extension of operation licenses expiry date till 2013 and trademark licenses expiry date till 2014.

4.5.                Trends in the Sphere of the Issuer’s Core Business

4.5.1.                  Trends in the Sphere of the Issuer’s Core Business

The telecommunications industry is one of the economy’s major industries that support the functioning and coordinated operation of all national and commercial systems. That is why the Russian government considers the development of the national information and telecommunications infrastructure as one of the main prerequisite to boost economic growth, business activity, and to raise the country’s prestige in the international community.

The Ministry of Communications and Mass Media, or Mincomsvyaz, estimates the 9 months 2008 revenue of the Russian telecommunications companies at RUB 838.9 billion, a 19.5% increase year-on-year. In particular, revenue from local telecommunications services amounted to RUB 103 billion, a 4.1% increase year on year. Revenue from DLD and ILD telecommunications services grew by 11.9% and amounted to RUB 94.2 billion. The revenue of mobile operators stood at RUB 400 billion, indicating a 22.0% year-on-year increase. Proceeds from data transmission services reached RUB 83.1 billion, showing a 41.5% increase year on year.

As of the end of the reporting period, there were 45.4 million installed fixed-line telephones, 1.8% up year on year. The number of fixed-line telephones owned by individuals increased by 1.1% and stood at 34.0 million.

The number of mobile telephone users grew by 11.1% year on-year in the reporting period and amounted to 189.7 million subscribers. The level of mobile penetration (the number of mobile communications subscribers per 100 people) reached 129%.

The industry structure

The Russian telecommunications industry has a multilevel structure due to a large number of services as well as to different geographical and territorial conditions.

1. Classification by services

The mobile segment is the largest one in the Russian telecommunications industry as well as in other emerging markets. In the reporting quarter mobile revenue amounted to 48% of the total industry revenue. Local fixed-line revenue, including payphone services, comprised 12%. Revenue from domestic long-distance, including intraregional, and international telecommunications services stood at 11%. Revenue from interconnection services and traffic transit totalled 14%. Revenue from data transmission services and other telecommunications services accounted for 10% and 5% respectively.

2. Classification by region

Telecommunications revenue, as well as revenues in other industries, significantly differs from one region of Russia to another. 9 months 2008 revenue of operators located in the Central Federal District with 37 million people or 26% of population of Russia totaled 44% of the telecommunications market. Moscow telecommunications market remained the largest one in Russia and comprised 79% of the Central Federal District market.

Aggregate revenue of operators located in other districts with population over 105 million people amounted to 56%, including North-West District — 11%, South District — 9%, Volga District — 14%, Urals District — 8%, Siberian District — 9%, Far East District — 5%.

Analysts forecast that rapid growth of regional telecommunications markets will minimize disproportion in regional structure of telecommunications industry in Russia

State regulation of the industry

The existing structure of executive authorities governing telecommunications industry includes six regulatory bodies — the Ministry of Communications and Mass Media, the Federal Service on Supervision in the Area of Communications and Mass Media (the Rossvyazcomnadzor), the Federal Information Technologies Agency, the Federal Agency on Communications (the FAC), the Federal Anti-Monopoly Service (the FAS), and the Federal Service on Tariffs (the FST).

In accordance with the Russian President’s Decree dated March 12, 2007, the Federal Service on Supervision of Legal Compliance in the Areas of Mass media and Protection of Cultural Heritage (Rosokhrankultura) and the Federal Service on Supervision in the Area of Communications (Rossvyaznadzor) were reorganized into the Federal Service on Supervision in the Area of Mass media, Communications and Protection of Cultural Heritage (Rossyazokhrankultura). In accordance with the Government Decree No. 354 dated June 6, 2007 Rossyazokhrankultura was an authorized federal executive body, responsible for allocation and registration of radio frequencies and radio frequency channels for radio-electronic equipment. Under the Russian President’s Decree No. 724 dated May 12, 2008, Rossyazokhrankultura was reorganized into the Federal Service on Supervision in the Area of Communications and Mass Media (the Rossvyazcomnadzor).

Current legislation grants certain powers to the state in regulating natural monopolies in the telecommunications sector. The Law on Natural Monopolies provides a legal basis for state regulation over telecommunications service providers, tariff setting and other operations.

Presently the FST regulates the Company’s tariffs for domestic long-distance services rendered throughout Russia, as well as tariffs for local and intraregional telecommunications services rendered in Moscow. Inter- operator settlement rates, including rates for call origination, termination and transit, charged by significant operators are regulated by the FAC.

4.5.2.      Issuer’s competitors

As a result of telecommunications market liberalization, more than 30 operators, besides OJSC Rostelecom, obtained licences to render domestic and international long-distance telecommunications services in Russia. As of the end of the reporting period, OJSC Multiregional TransitTelecom, Sovintel LLC (Golden Telecom trademark), CJSC TransTelecom, LLC Equant (Orange Business Services trademark), CJSC Synterra and OJSC Arktel provided domestic long-distance and international telecommunications services besides Rostelecom. OJSC MTS, OJSC Megafon, CJSC Optitelecom (member of Effortel Russian Group) and Corporation OSS completed construction of their long-distance telecommunications networks and are awaiting carrier selection prefixes.

Some operators continue to provide long-distance telecommunications services based on telephone cards and ip-telephony notwithstanding the new rules of long-distance telecommunications services provision effective since January 1, 2006, and thus decrease the Company’s market share. There is no certainty that the transition period to new regulatory framework for long-distance telecommunications services provision will be short. Additionally there are several companies in Russia providing ip-telephony services. Growth of cellular telecommunications services penetration also decreases the Company’s market share and increases volume of long-distance traffic to mobile operators.

The Company recognizes as its competitors the following operators:

OJSC Multiregional TransitTelecom (MTT)

The operator was established in 1994 to interconnect the telecommunications networks of mobile and fixed operators. The major portion of its revenue is generated by mobile traffic transit. At present MTT is owned by AFC Systema (50%), Eventis Telecom and Danmax. Since March 2006 MTT has been providing long-distance telecommunications services throughout Russia.

Sovintel LLC (Golden Telecom, Inc. trademark) owned by OJSC Vimpelcom

Golden Telecom, Inc., Russian alternative telecommunications operator, provides services of telephony, data transfer and Internet access to corporate clients and individuals via its networks in a number of cities, including Moscow, St. Petersburg, Pskov, Nizhny Novgorod, Samara, Kaliningrad, and Krasnoyarsk. In 2005 Golden Telecom obtained a control stake in CJSC Rascom, the operator that owns fiber optic telecommunications network of great importance Moscow — St. Petersburg — Finland. In December 2006 the company obtained carrier selection prefixes necessary for provision of long-distance telecommunications services, which it started rendering in January 2007. Golden Telecom is primarily aimed at corporate clients.

On January 18, 2008, a U.S. registered company Lillian Acquisition, Inc., a subsidiary of Vimplecom, made a public offer to purchase 100% of outstanding Golden Telecom’s shares. In February 2008, Rostelecom sold its 10.97% stake in Golden Telecom (4,417,055 shares with nominal value of USD 0.01) to Lillian Acquisition for USD 463,790,775. Presently OJSC Vimpelcom indirectly owns 100% equity of Golden Telecom through Lillian Acquisition. Golden Telecom provides services under Beeline Business brand.

CJSC TransTelecom

TransTelecom owns and operates its trunk digital telecommunications network that covers most of regions of Russia. TransTelecom renders domestic long-distance leased lines services, services of virtual private networks, Internet access, maintains the telecommunications network of OJSC Russian Railways and constructs telecommunications facilities for this network. OJSC TransTelecom has interconnections with largest foreign telecommunications operators and offers Europe-Asia leased line services. In June 2007, TransTelecom obtained carrier selection prefixes and in September 2007 started rendering long-distance telecommunications services to end users, mainly to corporate clients.

CJSC Equant (Orange Business Services)

Since October 10, 2006, Equant, the subsidiary of France Telecom, has started rendering services under a new brand name “Orange Business Services”. The company provides telecommunications services and solutions mainly to corporate clients. Its telecommunications network is interconnected to public switched telephone network and to foreign data transfer networks via satellite and fiber optic telecommunications channels. In November 2007, Equant obtained carrier selection prefixes and on January 1, 2008, started rendering long-distance telecommunications services corporate clients.

CJSC Synterra

Synterra is part of Synterra Group, which comprises several telecommunications companies operating since 1992, and controlled by PromSvyazCapital Group. It has licenses to provide local, intraregional, DLD and ILD telephone services, data transmission and telematic services, as well as leased line services. Synterra owns a trunk network totaling 65 thousand km. Since the 2nd quarter 2008 it provides DLD and ILD telecommunications services to corporate clients.

5.         MEMBERS OF THE ISSUER’S MANAGEMENT BODIES, ITS FINANCIAL AND BUSINESS OPERATIONS AUDITING BODIES, AND BRIEF INFORMATION ABOUT THE ISSUER’S OFFICERS (EMPLOYEES)

5.1.     The Organization and Authority of the Issuer’s Management Bodies

The issuer’s management bodies are: the General Meeting of Shareholders, the Board of Directors, the General Director and the Management Board.

Under the Company’s Charter, the following issues are within the competence of the General Meeting of Shareholders:

1.         introduction of amendments and additions to the Charter with the exception of cases stipulated in Clause 4.3. of the Charter, or approval of a restated version of the Charter of the Company, which is adopted by not less than three quarters of the votes of shareholders holding voting shares of the Company and participating in the meeting, with the exception of cases stipulated in Clause 31.3 of the Charter;

2.         the Company’s reorganization, the decision on which shall be adopted by not less than three quarters of the voting shares of the Company participating in the meeting;

3.         the Company’s liquidation, appointment of the Liquidation Commission, approval of the interim and final liquidation balance sheets, the decisions on which shall be adopted by shareholders holding voting shares not less than three quarters of the Company’s voting shares participating in the meeting;

4.         election of members to the Board of Directors, the decision on which is adopted by cumulative voting. Premature termination of powers of the members of the Board of Directors, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

5.         determination of amount, nominal value, category (class) of authorized shares, the decision on which shall be adopted by not less than three quarters of the shareholders holding voting shares of the Company participating in the meeting;

6.         decrease of the Charter Capital of the Company:

a)         by acquiring a part of the shares to reduce their total number or by canceling the shares acquired or redeemed by the Company and not sold by the Company within one year following such acquisition or redemption, in which case the decision shall be adopted by a simple majority of votes of the shareholders holding voting shares and participating in the meeting;

b)        by decreasing the nominal value of the shares of the Company, in which case the decision shall be adopted by a three-quarters majority of votes of the shareholders holding voting shares and participating in the meeting.

c)         in a situation where, based on the findings of an audit, the amount of the net assets of the Company falls below the amount of its Charter Capital, in which case the decision shall be adopted by a simple majority of votes of the shareholders holding voting shares and participating in the General Shareholders’ Meeting, except that when such reduction is made at the proposal of the Board of Directors to an amount below the amount of the net assets of the Company, such decision shall be adopted by a three-quarters majority of votes of the shareholders holding voting shares and participating in the meeting.

7.         election of members to the Audit Commission and premature termination of their powers, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

8.         approval of the external auditor of the Company, the decision on which shall be adopted by a simple majority of the voting shares of the Company participating in the meeting;

9.         approval of the annual reports of the Company; annual accounting statements, including the profit and loss statements of the Company; distribution of profit, including the payment (declaration) of dividends, approval of the amount, form and term of dividends payable in each category and class of shares, approval of losses upon the results of a financial year, the decisions on which shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

10.       approval of the Regulations on the Board of Directors, Regulations on the Audit Commission, Regulations on the General Director, Regulations on the General Shareholders’ Meeting, as well as of amendments and additions to such Regulations, the decisions on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

11.       determination of the procedure for holding a General Shareholders’ Meeting drawn up in the form of the Regulations on the General Shareholders’ Meeting, introduction of amendments and additions to such Regulations, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

12.       increase of the Charter Capital of the Company through increase of the nominal value of shares, the decision on which shall be adopted by a simple majority of shareholders;

13.       increase of the charter capital of the Company through placement of additional ordinary shares by way of public subscription in the event the number of additionally placed ordinary shares exceeds twenty-five (25) percent of the ordinary shares previously placed by the Company; such decision shall be adopted by at least three-quarters of votes of the shareholders holding the Company’s voting shares and participating in the meeting;

14.       increase of the charter capital of the Company through placement of additional Company shares by way of closed subscription; such decision shall be adopted by at least three-quarters of votes of the shareholders holding the Company’s voting shares and participating in the meeting;

15.       placement by the Company of bonds convertible into shares and of other securities convertible into shares in the event such bonds (other securities) are placed by way of closed subscription or public subscription provided that, in the event of public subscription, bonds convertible into Company shares (other issue securities) may be converted into ordinary shares of the Company totaling more than twenty-five (25) percent of the previously placed ordinary shares; such decision shall be approved by at least three-quarters of votes of the shareholders holding the Company’s voting shares and participating in the meeting;

16.       splitting and consolidation of the Company’s shares, the decision on which shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

17.       approval of transactions in cases and through the procedures stipulated in Clause 32 of the Charter;

18.       approval of major transactions in cases and through the procedure stipulated in Clause 31 of the Charter;

19.       decision on the payment (declaration) of annual dividends, approval of the amount, form and term of payment of the dividends payable for each category and class of shares, which is adopted upon the distribution of the Company’s profit and loss, upon results of the financial year;

20.       decision on participation in holding companies, financial and industrial groups, associations and other affiliations of commercial organizations, which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

21.       decision on matters on which members of the Board of Directors have failed to vote unanimously, as required by the Charter or the law “On Joint Stock Companies”, in order to adopt such decision;

22.       reimbursement, at the Company’s expense, of expenses in connection with the preparation and holding of an extraordinary General Shareholders’ Meeting in the event that, in violation of the requirements of the applicable laws of the Russian Federation, the Board of Directors has failed to adopt the decision on convening the extraordinary General Shareholders’ Meeting and such meeting has been convened by third persons, the decision on which is to be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

23.       decisions on other matters referenced by this Charter, to the competence of a General Shareholders’ Meeting.

The General Shareholders’ Meeting shall be entitled to adopt decisions on the matters stipulated in Clauses 14.2.2, 14.2.6.b), 14.2.10, 14.2.12, 14.2.13, 14.2.14, 14.2.15, 14.2.16, 14.2.17, 14.2.18, 14.2.19, 14.2.20, 14.2.21, and 14.2.22 of the Charter, if proposed by the Board of Directors only.

The General Shareholders’ Meeting shall also be competent to decide on other issues which are regarded by the law “On Joint Stock Companies”, as within the competence of a General Shareholders’ Meeting.

The General Shareholders’ Meeting is not entitled to consider and adopt decisions on matters not referred by this Charter to its competence.

The General Shareholders’ Meeting shall not be entitled to adopt decisions on items not included in the meeting agenda, nor shall it be entitled to amend the agenda.

The powers of the Board of Directors under the Company’s Charter:

The competence of the Board of Directors of the Company shall include decision-making on matters of the overall management of the Company’s operations, except in matters cited in the Charter, which are relegated to the competence of the General Shareholders’ Meeting.

The following issues shall be within the competence of the Board of Directors:

1.         determination of the priority aspects of the Company’s activities, including the approval of the Company’s budgets, business plans and development strategies and programs, as well as consideration of other issues which are to be resolved by the Board of Directors pursuant to the aforementioned documents;

2.         convening of the annual and extraordinary General Shareholders’ Meetings of the Company, except in instances provided for under Section 55.8 of the Law of the Russian Federation “On Joint Stock Companies”;

3.         approval of the agenda of the General Shareholders’ Meeting;

4.         determination of the date for the preparation of the list of persons entitled to take part in the General Shareholders’ Meeting and other issues relegated to the competence of the Board of Directors of the Company pursuant to the law of the Russian Federation and this Charter, and related to the preparation and conduct of the General Shareholders’ Meeting;

5.         submission of the matters provided for under Clause 14.3 of the Charter to the General Shareholders’ Meeting for decision;

6.         increase of the Company’s charter capital by having the Company place additional shares, within the limits of the number and categories of authorized shares, as determined in the Charter;

7.         determination of the market value of property under applicable law of the Russian Federation and the Charter;

8.         decision-making pertaining to the acquisition of shares placed by the Company, namely bonds and other securities;

a)         determination of the price of acquisition of bonds placed by the Company, or procedures for the determination thereof;

9.         determination of the tenure of office and numerical membership of the Management Board of the Company and appointment and early termination of the powers of its members, as proposed by the General Director;

10.       recommendations pertaining to the amount of the remuneration and compensation payable to the members of the Audit Commission and ratification of the agreement with the external auditor including the determination of the amount to be paid for audit services;

11.       recommendations pertaining to the distribution of profits, including the amount of dividends on the Company shares and procedure for their payment, as well as the Company’s losses as of the end of a financial year, approval of the Company’s dividend policy;

12.       decision-making pertaining to the use of the reserves and other funds of the Company;

13.       approval of the Company’s internal documents governing the matters within the competence of the Board of Directors of the Company, in accordance with the laws of the Russian Federation, the Charter and the Regulations of the Board of Directors, except the documents for which approval is relegated to the competence of the General Shareholders’ Meeting;

14.       establishment and liquidation of branches; establishment and closing of the Company’s representative offices, approval of the Model Regulations on the Company Branch (Representative Office);

15.       decision-making pertaining to the Company’s participation in other organizations in the form of:

•                  establishment by incorporation;

•                  joining as a member;

•                  termination of participation, with the exception of winding up of an organization wherein the Company has a participatory interest;

•                  change of participatory interest amount, nominal value of participatory interest, change in the number of shares or  nominal value of shares held by the Company, except where such changes occur as a consequence of a resolution of the competent body of the organization wherein the Company has a participatory interest, or as a result of a court decision;

a)         determination of the position of the Company when voting on matters lying within the scope of competence of general shareholder meetings of commercial organizations wherein the Company has a participatory interest where such voting results in termination of participation of the Company in such organizations, change of participatory interest amount, nominal value of participatory interest, change in the number of shares or nominal value of shares held by the Company;

16.       decision-making pertaining to the approval of major transactions in the instance provided for under Article 31 of the Charter;

17.       decision-making pertaining to the approval of the transactions in the instance provided for under Article 32 of the Charter;

18.       appointment of the General Director of the Company, determination of his/her term of office, and early dismissal and termination of the contract with the General Director;

19.       approval of decisions to issue securities, prospectuses for securities and reports on the results of the acquisition of the Company shares subject to redemption, reports on the results of share redemption, reports on the results of the call to shareholders to redeem their shares;

20.       approval of the registrar and the terms of the agreement on maintaining the Company’s shareholder register; decision-making on the termination of such an agreement with the registrar;

21.       decision-making pertaining to the reimbursement to the members of the Company’s Management Board and other officers for losses incurred by them in connection with the performance of their official duties and/or the exercise of the powers of the Company as its representative as a result of claims, complaints, demands or amounts of liability against the members of the Company’s Management Board or other officers from any third parties, including the government and municipal agencies;

22.       decision-making pertaining to the concluding of D&O liability insurance agreements to cover the liability of members of the Board of Directors of the Company and its officers for losses inflicted on third parties by the Company’s officers in the performance of their official duties and/or exercise of the powers of the Company’s representatives;

23.       consideration of the opinions of the Audit Commission and the external auditor of the Company;

24.       approval of the material terms of the agreements made with the General Director and members of the Management Board;

25.       consideration of matters in accordance with the Board of Directors responsibility pursuant to the terms of the agreements with the General Director and members of the Management Board;

26.       decision-making pertaining to the placement by the Company of bonds, and other issued securities where, under the terms of the placement of such shares and other issued securities, they are not convertible into Company shares;

a)         decision-making pertaining to determination of procedures for the setting of interest (coupon rate) on the bonds of the Company;

b)        decision-making pertaining to early redemption, at the option of the Company, of the bonds issued by the Company, where the decision authorizing the issue of such bonds provides for such early redemption;

27.       decision-making pertaining to the placement, by the Company, of bonds convertible into shares and of other issued securities convertible into shares where such bonds (other issue securities) are placed by way of public subscription and may be converted into the Company’s ordinary shares, amounting to 25 (twenty five) or less percent of the Company’s previously placed ordinary shares;

28.       decision-making pertaining to the introduction of amendments and additions to the Charter related to the establishment and liquidation of branches, to the establishment and closing of representative offices of the Company;

29.       election (re-election) of the Chairman and Vice-Chairman of the Board of Directors;

30.       appointment and dismissal of the Corporate Secretary of the Company and determination of the amount of his/her remuneration, approval of Regulations on Corporate Secretary and Corporate Secretary’s Department, approval of the terms and conditions of the Corporate Secretary’s employment contract;

31.       increase of the charter capital of the Company by way of the Company’s placement of additional shares by public subscription, within the limits of the number of authorized shares, if the number of additionally placed shares is twenty-five (25) or less percent of the ordinary shares previously placed by the Company;

32.       determining the procedure for interacting with organizations in which the Company participates, approval of the Company’s managing policy with respect to its subsidiaries and associated companies, including the passing of decisions on matters within the competence of the general meetings of participants of subsidiaries (the highest governing bodies of organizations having other legal or organizational forms) in which the Company is the sole participant;

33.       preliminary approval of the simultaneous holding by the person performing the functions of the Company’s individual executive body or members of the Company’s Management Board of positions in the governing bodies of other organizations;

34.       permission to the person performing the functions of the Company’s individual executive body to be simultaneously employed in other organizations;

35.       establishment of standing or ad hoc committees (for consideration of certain issues) of the Board of Directors and approval of their regulations;

36.       approval of the internal document on the disclosure of information about the Company;

37.       decision-making pertaining to the payment of premium to the members of the Company’s Management Board pursuant to the document to be approved by the Board of Directors;

38.       approval of the Regulations on the Company’s structural subdivision exercising internal control functions; pre-approval of candidates to the position of its head and his/her firing; and consideration of other matters to be decided by the Board of Directors pursuant to the Regulations on the said subdivision;

39.       approval of the internal document (documents) on internal control over financial and operational activity of the Company, as well as risk management system within the Company;

a)         preliminary approval of appointment of the person responsible for organization and maintenance of risk management in the Company and dismissal of such person at the initiative of the Company, approval of the terms and conditions of the labor agreement (supplementary agreements) executed with such person, and consideration of matters which, pursuant to such labor agreement, are to be resolved by the Board of Directors;

40.       approval of the material terms of the employment contract (supplementary agreements) made by the Company with the head of the Company’s structural subdivision exercising internal control functions;

41.       approval of the Model employment contract (amendments) made by the Company with the heads of the Company’s Branches and Representative Offices;

42.       approval of the internal documents aimed to the Company’s compliance with applicable legislation and listing rules of the stock exchanges on which the Company’s shares and derivative securities are listed;

43.       pre-approval of the engagement by the Audit Commission of the contracted external specialists and determination of the payment and other material terms of its contracts;

44.       other matters relegated to the competence of the Board of Directors under this Charter and the Federal Law “On Joint Stock Companies”.

Rostelecom’s current activities are managed by the Sole executive body of Company (the General Director) and the Collective executive body (the Management Board).

The competence of the Company’s executive bodies shall include day-to-day management of Rostelecom’s activities except issues referred by the Charter to the competence of the General meeting of shareholders and the Board of Directors.

The powers of the General Director under the Company’s Charter:

The General Director acts, without a power of attorney, on behalf of the Company for the following:

1.         representing the Company in the Russian Federation and abroad;

2.         presiding at the General Shareholders’ Meeting in accordance with the Regulations on the General Shareholders’ Meeting unless otherwise determined by the Board of Directors;

3.         arranging for execution of the resolutions of the General Shareholders’ Meeting and the Board of Directors;

4.         supervising the Directorate General of the Company, approving the Regulations on the Directorate General (the central apparatus of corporate management of the Company) and determining the structure and numerical composition of the Directorate General of the Company and the amounts, procedures and forms of remuneration on the basis of the internal document approved by the Management Board and governing the general provisions for labor motivation;

5.         exercising overall supervision of the operation of the Company’s branches and approving Regulations on branches and amendments and additions thereto subject to approval by the Board of Directors of the Company in accordance with the Model Regulations on the Branch (Representative Office) of the Company;

6.         hiring, transferring and dismissing the Company employees, including branch directors and employees, and exercising other rights and performing other obligations of the Company as the employer in labor relations in the manner provided for under applicable laws and the Charter;

7.         approving and endorsing the Company’s internal regulations except those to be approved, in accordance with Clauses 14.2.11 and 23.3.13 of the Charter, by the General Shareholders’ Meeting and the Board of Directors;

8.         issuing orders, directives and instructions that are binding on all the Company’s employees;

9.         approving the List of the Company Employees, including employees of the Company’s branches, the authority to appoint (dismiss) whom may not be delegated by the General Director to third parties;

10.       performing any transactions on behalf of the Company within the limits determined under the Federal Law of the Russian Federation “On Joint Stock Companies” and the Charter;

11.       the right to affix the first signature to financial documents;

12.       issuing powers of attorney on behalf of the Company, including powers subject to delegation;

13.       opening bank accounts for the Company;

14.       approving the set, character and order of protection of information that can be designated “commercial secrets”; issuing orders and instructions on compliance with the requirements to protect such commercial secrets;

15.       approving the internal control procedures;

16.       exercising other powers in accordance with applicable law and this Charter.

The following issues of day-to-day business fall within the competence of the Management Board under the Company’s Charter:

1.         determination of the Company’s technical, financial, economic and tariff policy;

2.         preparation of proposals on the main aspects of the Company’s operation, including the draft budgets, business plans, development strategies and programs of the Company;

3.         arrangement of monitoring the Company’s financial and business operations;

4.         determination of the Company’s personnel and social policy;

5.         preparation of materials and draft resolutions on matters to be considered by the General Shareholders’ Meeting and the Board of Directors, including preparation of proposals on the conclusion of transactions to be approved by the General Shareholders’ Meeting and the Board of Directors of the Company, on the Company’s participation in other organizations, etc.;

6.         organizational and technical support of the operations of the Company’s bodies;

7.         approval of internal documents governing matters falling within the competence of the Management Board of the Company except for internal documents delegated to the competence of the General Shareholders’ Meeting and the Board of Directors;

8.         analysis of performance results of the Company’s structural subdivisions, branches and other separate subdivisions and issuance of compulsory instructions on improvement of their performance;

9.         discussion of organizational matters related to the Company’s branches and representative offices and of other matters, in accordance with the Regulations on the Management Board;

10.       determination of the Company’s planning and budgeting methodology;

11.       determination of the Company’s security policy;

12.       approval of the internal document governing the general provisions on labor motivation, as well as consideration and decision-making on the execution of collective bargaining agreements and arrangements;

13.       determination of the accounting policy; monitoring of the improvement of book-keeping and accounting procedures in accordance with the Russian Accounting Standards and International Financial Reporting Standards as well as management accounting;

14.       establishment of standing or ad hoc committees (for consideration of certain matters related to the preparation of Management Board resolutions) under the Management Board which are not independent bodies of the Company; approval of regulations thereon;

15.       preparation of the internal document setting internal control procedures over financial and operational activity of the Company to be approved by the Board of Directors, and;

16.       preparation of the internal document setting risk management procedures to be approved by the Board of Directors.

The Management Board of the Company may also decide on other matters pertaining to the management of the Company’s current operations, based on instructions from the Board of Directors, or as proposed by the Committees of the Board of Directors or the General Director of the Company, except decisions on matters delegated to the competence of the General Shareholders’ Meeting or the Board of Directors of the Company.

On May 22, 2008, the Board of Directors decided (minutes dated May 26, 2008) to introduce changes to the Charter, including closure of the representative office in Yerevan, Republic of Armenia. These changes came into force for third parties at the date of state registration of changes to the Charter (version No. 8) on July 24, 2008.

At the General Shareholders’ Meeting upon results of 2007 held on June 9, 2008, a new version of the Company’s Charter No. 9 was approved. State registration of the Charter No. 9 was executed on July 15, 2008.

Also the Regulations on the Board of Directors (ver. No. 7) and Regulations on the Audit Commission (ver. No. 2) were approved at the meeting.

The text of the Charter (ver. No. 9) was attached to the quarterly report for Q3 2008 as Exhibit No.2. The texts of the Regulations on the Board of Directors (ver. No. 7) and Regulations on the Audit Commission (ver. No. 2) were included in the quarterly report for Q2 2008 as Exhibits No. 2 and No. 3 respectively.

In addition the Company’s business principles are set out in the Corporate Governance Code (ver. No. 1), adopted by the Board of Directors on December 27, 2007.

The Charter and other internal documents of the Company are available by the link: www.rt.ru/en/centr-invest/corporate.

5.2.                Members of the Issuer’s Management Bodies

As of the end of the reporting period, the Board of Directors of the Company comprised:

Alexander Nikolaevich Kiselev, Chairman of the Board of Directors.

Year of Birth: 1962.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2003 – 2004	Ministry of Communications and Informatization of the Russian Federation	First Deputy Minister
2001 – 2006	OJSC Svyaz-Bank	Chairman of the Board of Directors
2004 – 2004	Ministry of Transport and Communications of the Russian Federation	Director of the Department for State Policy In Telecommunications and Mail Service
2004 – 2006	Ministry of Information Technologies and Communications of the Russian Federation	Aide to the Minister
2005 – 2006	OJSC Moscow City Telephone Network, OJSC North-West Telecom, OJSC Rostelecom, OJSC CenterTelecom	Member of the Board of Directors
2006 – current	OJSC Svyazinvest	General Director, Chairman of the Management Board
2006 – current	OJSC Moscow City Telephone Network	Member of the Board of Directors
2006 – current	OJSC CenterTelecom, OJSC Rostelecom, OJSC North-West Telecom	Chairman of the Board of Directors
2007 – 2008	OJSC Sibirtelecom, OJSC Rosinfocominvest	Member of the Board of Directors
2007 – current	OJSC Svyazinvest	Member of the Board of Directors
2007 – current	NPF Telecom-Soyuz	Chairman of the Fund Board

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Sergei Ivanovich Kuznetsov, Deputy Chairman of the Board of Directors.

Year of Birth: 1953.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2001 – 2003	OJSC Rostelecom	General Director, Chairman of the Management Board
2001 – 2003	OJSC RTC Leasing CJSC Interfax-Telecom	Member of the Board of Directors
2001 – 2003	OJSC Svyazinvest	Member of the Management Board
2001 – 2003	NPF Rostelecom-Guarantee	Member of the Fund Board
2001 – 2004	CJSC Telmos, OJSC RTComm.RU, CJSC Globalstar — Space Telecommunications	Member of the Board of Directors
2001 – 2004	NP Center for Studies of Telecommunications Development Issues	Member of the Partnership Board
2002 – 2004	OJSC Rostelecom	Member of the Board of Directors
2003 – 2003	OJSC RTC Leasing	Chairman of the Board of Directors
2003 – 2004	OJSC North-West Telecom	General Director, Chairman of the Management Board
2003 – 2005	OJSC Svyaz-Bank	Member of the Board of Directors
2004 – 2004	OJSC North-West Telecom	Member of the Board of Directors
2004 – 2006	OJSC Svyazinvest	First Deputy General Director, Member of the Management Board
2004 – 2006 2007 – current	OJSC Telecominvest	Member of the Board of Directors
2005 – 2006	OJSC Southern Telecommunication Company, OJSC Central Telegraph, OJSC Sibirtelecom, OJSC Ulalsvyazinform, OJSC Dalsvyaz	Chairman of the Board of Directors
2005 – 2006	OJSC VolgaTelecom	Member of the Board of Directors
2006 – 2006	OJSC Svyazinvest	Advisor to General Director
2005 – current	OJSC CenterTelecom, OJSC Rostelecom	Member of the Board of Directors
2006 – current	OJSC VolgaTelecom	Chairman of the Board of Directors
2006 – current	OJSC Sibirtelecom	Member of the Board of Directors
2007 – current	CJSC BaltAvtoPoisk	Chairman of the Board of Directors

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Mikhail Alexeevich Alexeev.

Year of Birth: 1954.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2000 – 2004	Ministry of Communications and	Advisor to the Minister, Deputy Minister

Informatization of the Russian Federation
2004 – 2005	Ministry of Information Technologies and Communications of the Russian Federation	Aide to the Minister
2006 – 2008	OJSC Tetrasvyaz	Chairman of the Board of Directors
2006 – 2008	CJSC Radiotel	Member of the Board of Directors
2005– current	OJSC Dalsvyaz	Member of the Board of Directors
2006 – current	CJSC BaltAvtoPoisk	Member of the Board of Directors
2007 – current	OJSC CenterTelecom, OJSC Rostelecom, OJSC North-West Telecom	Member of the Board of Directors

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Yekaterina Olegovna Vasilyeva.

Year of Birth: 1971.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2003 – 2004	LINKS Finance LLC	Senior Expert, Corporate Finance Section
2004 – 2006	CIT Finance Investment Bank (OJSC) (before September 1, 2005 — OJSC Web-Invest Bank)	Vice-president, Corporate Finance Department
2006 – 2008	CIT Finance Investment Bank (OJSC)	Director of Corporate Finance Department
2008 – December 2008	CIT Finance (LLC)	Director of Corporate Finance Department
December 2008 - current	CIT Finance IB (LLC)	Director of Corporate Finance Department
2007 – current	OJSC Rostelecom	Member of the Board of Directors
2008 – current	OJSC Dalsvyaz	Member of the Board of Directors

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Vladimir Borisovich Zhelonkin.

Year of Birth: 1967.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2001 – 2004	OJSC TV Company Moskovia	General Director
2004 – 2006	CJSC International Industrial Bank	Managing Director
2007 – 2008	OJSC VolgaTelecom, OJSC Southern Telecommunications Company	Member of the Board of Directors
2006 – December 2008	OJSC Svyazinvest	Deputy General Director
2007 – current	OJSC Dalsvyaz,	Member of the Board of Directors
2007 – current	OJSC North-West Telecom	Member of the Board of Directors
2007 – current	OJSC Central Telegraph	Member of the Board of Directors
2008 – current	OJSC Rostelecom	Member of the Board of Directors
2008 – current	OJSC Southern Telecommunications Company	Member of the Board of Directors
November 2008 – current	LLC AF Telecom Holding	General Director
December 2008 – current	OJSC Telecominvest	Chairman of the Board of Directors

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Yevgeny Ilyich Logovinsky

Year of birth: 1972.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2001 – 2004	CISC PriceWaterhouseCoopers Audit	Manager in the audit section
2004 – 2006	CJSC Leader (pension fund management company)	Deputy General Director for Economics and Finance
2005 – 2006	OJSC Ulianovsk Motor Works, OJSC GRES-24, CJSC Kashira GRES-4, OJSC Mosenergosbyt, OJSC Zagorsk GAES	Member of the Board of Directors
2006 – 2006	OJSC SOGAZ	Deputy General Director
2006 – 2006	OJSC Shatura GRES-5	Member of the Board of Directors
2006 – current	OJSC SOGAZ	Deputy Chairman of the Management Board
2006 – current	SK Neftepolis LLC, CJSC Energoinvest-ME	Member of the Board of Directors
2007 – current	OJSC Rostelecom, CJSC Leader	Member of the Board of Directors

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Nikolai Leonidivich Mylnikov

Year of birth: 1974.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2003 – 2008	CIT Finance Investment Bank (OJSC) (before September 1, 2005 — OJSC Web-Invest Bank)	Director of the Legal Department
2004 – 2005	OJSC Magistral Finance Leasing Company	General Director
2005 – 2005	OJSC Magistral Finance Leasing Company	Member of the Board of Directors
2005 – 2006	CIT Finance Life Insurance (CJSC)	Member of the Board of Directors
2007 – 2008	NPF Promagrofund	Member of the Fund Board
2008 – 2008	CIT Finance (LLC)	Member of the Fund Board
2008 – 2008	CIT Finance Investment Bank (OJSC)	Deputy General Director concerning legal matters, Member of the Management Board
2008 – 2008	OJSC RTM	Member of the Board of Directors
2004 – current	OJSC CIT Finance Europe	Member of the Fund Board
2005 – current	CIT Finance NPF	Member of the Fund Board
2007 – current	OJSC Rostelecom	Member of the Board of Directors
2008 – current	OJSC CIT Finance Insurance	Member of the Board of Directors
2008 – current	CIT Finance Investment Bank (OJSC)	Member of the Board of Directors
2008 – current	CIT Finance Holding Company (LLC)	Managing Director

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Yelena Petrovna Selvich.

Year of Birth: 1968.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
1999 – 2003	CJSC Best Ceramics	Deputy General Director for Economy and Finance
2003 – 2005	CJSC Petersburg-Transit-Telecom	Financial Director
2005 – 2006	OJSC Svyazinvest	Director, Finance Department
2005 – 2006	OJSC Uralsvyazinform	Member of the Management Board
2006 – 2007	OJSC Sibirtelecom, CJSC JSCIB Pochtobank	Member of the Audit Commission
2006 – 2007	OJSC Information Technologies of Telecommunications	Chairman of the Audit Commission
2006 – 2007	OJSC Southern Telecommunications Company	Member of the Board of Directors
2006 – October 2008	OJSC Svyazinvest	Executive Director — Director of Economy and Finance Department
2006 – current	OJSC Rostelecom, OJSC CenterTelecom	Member of the Board of Directors
2007 – current	CJSC STARTCOM	Member of the Board of Directors
2008 – current	OJSC MGTS, OJSC Recreation Complex Orbita	Member of the Board of Directors
October 2008 – current	OJSC Svyazinvest	Deputy General Director

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Konstantin Yuryevich Solodukhin

Year of Birth: 1965.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2002 – 2004	OJSC Central Telegraph	First Deputy General Director
2004 – 2005	OJSC Multiregional TransitTelecom	First Deputy General Director
2005 – 2008	OJSC Multiregional TransitTelecom	General Director, Chairman of the Management Board
2005 – 2008	CJSC Neva Line	Chairman of the Board of Directors
2006 – 2008	OJSC Multiregional TransitTelecom	Member of the Board of Directors
2007 – 2008	WAVECREST GROUP ENTERPRISES LIMITED	Member of the Board of Directors
2008 – current	OJSC Rostelecom	General Director, Chairman of the Management Board, Member of the Board of Directors
2008– current	CJSC Zebra Telecom, CJSC Globus Telecom, OJSC RTComm.RU, CJSC GlobalTel	Chairman of the Board of Directors
2008 – current	OJSC MMTS-9	Member of the Board of Directors
2008 – current	NPF Telecom-Soyuz	Member of the Fund Board

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Maxim Yuryevich Tsyganov.

Year of Birth: 1972.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2002 – 2006	CJSC LenRosInvest	General Director
2003 – 2003	Moscow Branch of CJSC Web-Invest Bank	Director, Department of Trade Operations
2003 – 2005	LLC Web-Invest.ru	Director of the branch
2003 – 2007	CIT Finance Investment Bank (OJSC) (before September 1, 2005 — OJSC Web-Invest Bank)	Member of the Board of Directors
2004 – 2004	CJSC LIMKS Invest	Member of the Board of Directors
2004 – 2007	OJSC Magistral Finance Leasing Company	Member of the Board of Directors
2005 – 2007	Branch of CIT Finance Investment bank (OJSC) (before September 1, 2005 — OJSC Web-Invest Bank)	Managing Director
2006 – 2007	CIT Finance (LLC)	General Director
2007 – 2008	CIT Finance Investment bank (OJSC)	Managing Director
2007 – 2008	CIT Fortis Investment Consulting (LLC)	Member of the Board
2007 – 2008	CIT Finance Investment bank (OJSC)	Member of the Management Board
2008 – 2008	CIT Finance Investment bank (OJSC)	Deputy General Director
2006 – current	CIT Finance Europe	Member of the Board
2007 – current	OJSC CenterTelecom, OJSC Rostelecom, Promagrofund NPF	Member of the Board of Directors
2007 – current	Self-regulatory organization National Securities Market Association	Member of the Board
2008 – current	CIT Finance Investment bank (OJSC)	Adviser to General Director
2008 – current	CIT Finance (LLC)	Member of the Board of Directors, President

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Yevgeny Alexandrovich Chechelnitsky.

Year of Birth: 1973.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2000 – 2004	Ministry of Communications and Informatization of the Russian Federation	Deputy head of the Department for Economic and Investment Policies
2004 – 2006	Federal Service for Supervision in Communications Sector	Deputy Head of the Federal Service for Supervision in Communications Sector
2005 – 2006	OJSC Southern Telecommunications Company, OJSC Dalsvyaz, OJSC Central Telegraph, OJSC Uralsvyazinform	Member of the Board of Directors
2005 – 2007	OJSC Giprosvyaz	Member of the Board of Directors
2006 – 2007	OJSC Sibirtelecom	Member of the Board of Directors
2005 – current	OJSC Rostelecom	Member of the Board of Directors
2006 – current	OJSC Svyazinvest	Deputy General Director
2006 – current	OJSC Uralsvyazinform, OJSC Dalsvyaz	Chairman of the Board of Directors
2006 – current	NPF Telecom-Soyuz	Member of the Fund Board
2006 – current	OJSC Svyazinvest	Member of the Management Board
2007 – current	OJSC Sibirtelecom	Chairman of the Board of Directors
2008 – current	OJSC Southern Telecommunications Company	Member of the Board of Directors

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

As of the end of the reporting period, the duties of General Director of the Company were fulfilled by Konstantin Yuryevich Solodukhin (information given above).

As of the end of the reporting period, the Management Board of the Company comprised:

Konstantin Yuryevich Solodukhin, Chairman of Management Board (information given above).

Andrei Yu. Baklykov

Year of birth: 1968.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2002 – 2002	CJSC TransTelecom	Head of Information Systems Development Department
2003 – 2005	OJSC Rostelecom	Deputy Director for Information Technologies

2005 – 2006	OJSC Rostelecom	Director for Information Technologies
2006 – current	OJSC Rostelecom	Director of Information Technologies Department
2007 – current	OJSC Svyazintek	Member of the Board of Directors
2007 – current	OJSC Rostelecom	Member of the Management Board
2008 – current	OJSC RTComm.RU	Member of the Board of Directors

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Andrei Alexeevich Gaiduk.

Year of birth: 1973.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2002 – 2004	CJSC Russian Industrial Bank	Chairman of the Management Board
2002 – 2004	CJSC Registrator-Svyaz	Member of the Board of Directors
2003 – 2003 2005 – 2006	OJSC Svyaz-Bank	Member of the Board of Directors
2004 – 2006	OJSC Rostelecom	Deputy General Director — Financial Director
2005 – 2007	CJSC MTs NTT	Member of the Board of Directors
2005 – 2008	OJSC RTComm.RU	Member of the Board of Directors
2004 – current	OJSC Rostelecom	Member of the Management Board
2005 – current	CJSC GlobalTel, OJSC MMTS-9, CJSC Globus Telecom	Member of the Board of Directors
2006 – current	CJSC Zebra Telecom	Member of the Board of Directors
2006 – current	OJSC Rostelecom	First Deputy General Director — Finance Director
2007 – current	CJSC MTs NTT	Chairman of the Board of Directors

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Yevgeny Vladimirovich Gerasimov.

Year of birth: 1965.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
1999 – 2002	OJSC Rostelecom	Director of the Territorial Center for Long-Distance Communications and Television No.3
2003 – 2005	OJSC Rostelecom	Director of North-Western Branch
2005 – current	OJSC Rostelecom	Deputy General Director — Director of North-Western Branch
2006 – current	OJSC Rostelecom	Member of the Management Board

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Rodion Sergeevich Levochka.

Year of birth: 1976.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2001 – 2004	CJSC TeliaSonera International Carrier Russia (until October 8, 2003 CJSC Sonera Rus)	manager for marketing and business development
2004 – 2006	OJSC Telecominvest	Deputy Director for Development
2006 – 2007	CJSC Synterra	Deputy General Director for Business Development
2007 – 2007	OJSC Rostelecom	Adviser to General Director, Director of Products and Marketing Department
2007 – current	OJSC Rostelecom	Director of Products and Marketing Department, Member of the Management Board
2008 – current	OJSC RTComm.RU	Member of the Board of Directors

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Vladimir Konstantinovich Mironov.

Year of birth: 1956.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2001 – 2002	CJSC PeterStar	Director of Regime and Security Department, Director of Security Department
2003 – 2006	LLC RTK-Sibir	Member of the Board of Directors
2002 – current	OJSC Rostelecom	Deputy General Director, Member of the Management Board

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Igor Yuryevich Nikodimov.

Year of birth: 1959.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
1998 – 2002	CJSC North-West GSM	General Director
2002 – 2008	OJSC Megafon	Deputy General Director for Foreign Economic Affairs and Administration
April 2008	OJSC Rostelecom	Deputy General Director for General Questions
May 2008 – current	OJSC Rostelecom	Deputy General Director — Director of Administrative Department, Member of the Management Board

Olga Nikolaevna Rumyantseva.

Year of birth: 1973.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2002 – 2004	Sovintel LLC	Sales Director
2004 – 2005	OJSC Rostelecom	Deputy Commercial Director — Head of Marketing Division
2005 – 2006	OJSC Rostelecom	Commercial Director
2005 – 2005	OJSC Rostelecom	Member of the Management Board
2006 – 2008	OJSC Rostelecom	Director of Sales and Customer Service Department
2007 – current	CJSC Globus Telecom, CJSC MTs NTT	Member of the Board of Directors
2007 – current	OJSC Rostelecom	Member of the Management Board
2008 – current	OJSC Rostelecom	Director of Department for Work with Mass Segment and IRCs

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Galina Vasilievna Rysakova.

Year of birth: 1967.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2001 – 2003	OJSC Rostelecom	Head of Human Resources Department of Organizational Development and Human Resources Management Directorate
2003 – 2006	OJSC Rostelecom	Deputy General Director — Director for Organizational Development and Human Resources Management
2003 – current	OJSC Rostelecom	Member of the Management Board
2005 – current	CJSC Insurance Company Costars	Member of the Board of Directors
2006 – current	OJSC Rostelecom	Director of Department of Organizational Development and Human Resources Management
2008 – current	OJSC RTComm.RU	Member of the Board of Directors

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Dmitry Vyacheslavovich Sigalov.

Year of birth: 1973.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2002 – 2003	OJSC Rostelecom	Legal Adviser to General Director
2003 – 2006	OJSC Rostelecom	Deputy General Director in Charge of Legal Issues
2003 – 2006	OJSC Rostelecom	Member of the Management Board
2006 – current	OJSC Rostelecom	Director of Legal Department
2007 – current	OJSC Rostelecom	Member of the Management Board

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Vladimir Vladimirovich Terekhov.

Year of birth: 1958.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2002 – 2003	OJSC Rostelecom	Deputy General Director — Technical Director, Member of the Management Board
2003 – 2004	CJSC NTTs Comset	Member of the Board of Directors
2004 – 2008	OJSC RTComm.RU	Member of the Board of Directors

2003 – current	OJSC Rostelecom	First Deputy General Director, Member of the Management Board
2004 – 2007	CJSC Rustel	Member of the Board of Directors
2005 – 2008	CJSC GlobalTel	Member of the Board of Directors

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Pavel Gennadyevich Tereshchenko.

Year of birth: 1963.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
1995 – 2005	CJSC Metrocom	Senior Marketing Expert, Project Manager, Deputy Director for Marketing and Development, Director for Marketing and Business Development
2005– 2005	CJSC Comset	Commercial Director
2005– 2006	CJSC PeterStar	Deputy General Director
2006– 2008	OJSC RTComm.RU	General Director
2008 – current	OJSC Rostelecom	Deputy General Director for Business Development, Member of the Management Board
2008 – current	OJSC RTComm.RU, CJSC Globaltel	Member of the Board of Directors

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Roman Alexandrovich Frolov.

Year of birth: 1976.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2002 – 2003	OJSC Rostelecom	Head of the Accounting and Taxation Methodology Department
2003 – 2006	OJSC Rostelecom	Deputy Chief Accountant
2006 – current	OJSC Rostelecom	Chief Accountant, Member of the Management Board

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

5.3.                Amount of Remuneration, Benefits and/or Cost Reimbursement Amounts for Each Management Body of the Issuer

The amount of all types of remuneration (including salaries, bonuses, commission charges, benefits and/or compensation of expenses, and also other material allowances) paid by the Company in 2007 are:

•     48,298,229.30 rubles to members of the Board of Directors;

•     142,749,506.51 rubles to members of the Management Board*.

* The amount of remuneration paid to Dmitry Ye. Yerokhin, who acted both as a member of the Board of Directors and the Management Board in 2007, is included in the remunerations paid to the Board of Directors and the Management Board for his duties in each Board respectively.

No material agreements were signed on these payments in current fiscal year.

5.4.                Organization and Scope of the Bodies Auditing the Issuer’s Financial and Operating Activities

As of the end of the reporting period, in accordance with the Charter, the Company’s financial and operating activities were audited by the Audit Commission and the Internal Audit Unit of the Internal Audit Department, as well as by an independent auditor.

The Audit Commission was elected at the Annual General Meeting (AGM) of Shareholders on June 9, 2008 and consists of five members. In accordance with the Company’s Charter (ver. No. 9), effective as of the end of the reporting period, the scope of responsibilities of the Audit Commission includes:

•                                verification of the accuracy of the data contained in statements and other financial documents of the Company;

•                                discovery of violations of the procedures determined under legal acts of the Russian Federation for the book-keeping and submission of financial statements;

•                                verification of compliance with legal norms in the calculation and payment of taxes;

•                                discovery of violations of legislation of the Russian Federation governing the business operations of the Company;

•                                evaluation of the economic expediency of the Company’s business transactions.

Upon the Regulation on Audit Commission (ver. No. 2), the Audit Commission, elected at the Annual General Meeting of Shareholders upon results of 2007, in accordance with the Company’s Charter, controls the Company’s activity within the following scope:

•                                audit of the financial accounts and business documentation of the Company, including primary accounting, if required;

•                                audit of the legitimacy of the decisions and actions of the Company’s executive bodies, including validity of concluded contracts and transactions;

•                                verification of consistency of the transactions terms concluded by the Company with the terms of other transactions concluded under similar circumstances;

•                                analysis of compliance of accounting and statistics reporting with the applicable law;

•                                analysis of the financial standing of the Company, identification of resources to improve the economic position of the Company;

•                                analysis of the timeliness and accuracy of the settlements with counterparties, budgets of all levels and other Company’s creditors;

•                                analysis of the settlements with the debtors of the Company, including timeliness and completeness of measures taken by the executive bodies;

•                                other activity undertaken within the authority of the Audit Commission.

The Regulations on Audit Commission (ver. No. 2) was attached to the quarterly report for Q2 2008 as Exhibit No. 3.

The Internal Audit Unit was set up in the Company in 2002 as a part of the Corporate Audit Division of the Financial Department. Since October 3, 2006 it is a part of the Internal Audit Department. As of the end of the reporting period, it consisted of 16 (sixteen) members. Head of the Unit manages its day-to-day operations and is accountable to Director of the Internal Audit Department.

The Regulations on the Internal Audit Unit set out its main functions as follows:

•                                audit of business processes in the Company’s headquarters and branches;

•                                comprehensive audits of financial and business operations of the Company’s branches and regional units;

•                                verifying efficiency of the Company’s internal control system, including its compliance with the Sarbanes-Oxley Act requirements, as well as efficiency of its assessment by the Company’s management bodies;

•                                analyzing reliability, completeness, and objectivity of the Company’s financial and management reporting;

•                                monitoring compliance by the Company’s units with the rules and procedures established within the Company, analyzing the effectiveness of the rules and procedures, and developing recommendations for their improvement;

•                                examining efficiency of the internal control system when using automatic information systems;

•                                verifying compliance of internal documents, draft decisions of the Company’s management and agreements with applicable laws, interests of the Company and internal control requirements;

•                                detecting material deficiencies and internal problems in the Company’s operation, assessing and analyzing the reasons for their arising, designing mechanisms for their prevention and minimization;

•                                analyzing the results of audits and preparing recommendations to increase efficiency of the Company’s internal control system;

•                                ongoing improvement of a comprehensive approach to internal control system assessment.

Information on the Company’s independent auditor is given in item 1.3 “The Issuer’s auditor (auditors)” of this report.

On April 18, 2005 the Board of Directors of Rostelecom approved Insider Trading Policy intended to prevent trading of the Company’s securities and securities of other issuers based on material information, which is not available to common public.

The Insider Trading Policy is available at Rostelecom corporate website by link: http://www.rt.ru/en/centr-invest/corporate/corp_doc/.

On December 26, 2005, the Company’s Board of Directors approved the Regulations on internal control system over financial reporting. The internal control system over financial reporting of the Company focuses on raising investors’ confidence in the Company and protecting investments of shareholders and the Company’s assets.

On October 2, 2007, the Company’s Board of Directors approved new version No. 1 of the Regulations on the Internal Audit Department attached to the quarterly report for Q3 2008 as Exhibit No. 3.

5.5.                Members of the Bodies Auditing the Issuer’s Financial and Business Operation

The Audit Commission of the Company consists of:

Ludmila Alexandrovna Arzhannikova.

Year of birth: 1960.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2004 – 2006	CJSC Telecom of Ryazan region	Member of the Board of Directors
2005 – 2006	OJSC Sibirtelecom	Member of the Management Board
2005 – 2006	CJSC AKOS	Member of the Audit Commission
2005 – 2007	OJSC Dalsyaz, CJSC Kurgan Mobile Telephone	Member of the Audit Commission
2007 – 2008	OJSC VolgaTelecom	Member of the Audit Commission
2008 – current	OJSC Rostelecom	Member of the Audit Commission
2008 – current	OJSC Svyazinvest	Deputy Head of Division of Strategic Development Department

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Mikhail Vladimirovich Batmanov.

Year of birth: 1978.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2002 – 2003	CJSC Continium	Legal adviser
2003 – 2005	OJSC Svyazinvest	Chief expert of Legal Department

2005 – 2005	OJSC Information Telecommunication Technologies	Member of the Board of Directors
2005 – 2006	CJSC Vestelcom, CJSC AKOS	Member of the Audit Commission
2005 – 2006	OJSC Svyazinvest	Head of Division of Legal Department
2005 – 2007	CJSC Centel, OJSC Central Telegraph	Member of the Audit Commission
2006 – 2006	OJSC CenterTelecom	Member of the Management Board
2006 – 2007	OJSC Dalsvyaz, LLC Giprosvyaz North-West	Member of the Audit Commission
2007 – 2008	OJSC Sibirtelecom	Member of the Audit Commission
2007 – 2008	OJSC Uralsvyazinform, OJSC Information Telecommunications Technologies	Member of the Board of Directors
2007 – 2008	OJSC Central Telegraph	Chairman of the Audit Commission
2006 – current	OJSC Svyazinvest	Head of Division of Corporate Governance and Legal Department
2007 – current	CJSC MobiTel	Member of the Board of Directors
2008 – current	OJSC Southern Telecommunications Company, OJSC Rostelecom	Member of the Audit Commission

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Natalia Yuryevna Belyakova.

Year of birth: 1970.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2003 – 2005	CJSC Line 1	Financial Director
2005 – 2006	NTC Photon Telecom LLC	Member of the Board of Directors
2005 – 2006	OJSC Svyazinvest	Deputy Director of the Economics and Finance Department
2006 – 2007	OJSC Uralsvyazinform, OJSC VolgaTelecom	Member of Audit Commission
2007 – 2008	OJSC North-West Telecom	Member of Audit Commission
2007 – 2008	OJSC Recreation Complex Orbita	Member of the Board of Directors
2006 – current	OJSC Svyazinvest	Deputy Director of Economy and Finance Department
2007 – current	OJSC Rostelecom	Member of Audit Commission
2007 – current	OJSC Russian Telecommunications Network	Member of the Board of Directors
2008 – current	OJSC Dalsyaz	Member of Audit Commission
2008 – current	OJSC Svyazinvest	Director of the Economics and Finance Department
2008 – current	OJSC Southern Telecommunication Company	Member of the Board of Directors

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Svetlana Nikolaevna Bocharova.

Year of birth: 1970.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2004 – 2005	CJSC Registrator-Svyaz	Member of the Audit Commission
2004 – 2006	OJSC Uralsvyazinform	Member of the Audit Commission
2005 – 2006	OJSC CenterTelecom	Member of the Audit Commission
2005 – 2007	OJSC Information Telecommunications Technologies, CJSC Penza Mobile	Member of the Audit Commission
2006 – 2007	OJSC Rostelecom, CJSC Samara Telecom, CJSC MTs NTT, LLC BIT	Member of the Audit Commission
2006 – 2008	OJSC Uralsvyazinform	Chairman of the Audit Commission
2006 – 2008	OJSC Dalsvyaz	Member of the Audit Commission
2007 – 2008	OJSC North-West Telecom	Member of the Audit Commission
2003 – current	OJSC Svyazinvest	Head of Tax Section of the Accounting Department
2007 – current	CJSC NCC (Nizhegorodskaya Sotovaya Svyaz)	Member of the Audit Commission
2008– current	OJSC Rostelecom, OJSC VolgaTelecom	Member of the Audit Commission
2008– current	OJSC North-West Telecom	Chairman of the Audit Commission

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Olga Grigoryevna Koroleva.

Year of birth: 1950.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2003 – 2004	CLSC Vladimir-Teleservice, CJSC Nizhegoroteleservice	Member of the Audit Commission
2005 – 2005	OJSC AEROCOM	Chairman of the Audit Commission
2005 – 2006	OJSC Giprosvyaz, OJSC Uralsvyazinform, CJSC MTs NTT	Chairman of the Audit Commission
2005 – 2007	OJSC Central Telegraph	Chairman of the Audit Commission
2006 – 2007	CJSC Baikalinvestcom	Chairman of the Audit Commission
2005 – current	OJSC Svyazinvest	Chief Accountant
2005 – current	OJSC VolgaTelecom, OJSC Dalsvyaz	Chairman of the Audit Commission
2006 – current	OJSC CenterTelecom, OJSC Sibirtelecom, OJSC Rostelecom	Chairman of the Audit Commission
2006 – current	OJSC Uralsvyazinform	Member of the Board of Directors
2007 – current	CJSC Yeniseytelecom	Member of the Audit Commission
2007 – current	OJSC North-West Telecom	Member of the Board of Directors

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

The Internal Audit Unit of the Internal Audit Department consists of:

Yekaterina Yevgenyevna Averyanova.

Year of birth: 1980.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2003 – 2004	Actum Accountants & Belastingadviseurs	Assistant Auditor
2004 – 2004	Olam International Limited	Economist
2004 – 2006	Moore Stephens CIS Limited	Assistant Auditor
2006 – 2007	LLC Transmark	Specialist of Internal Control Department
2007– current	OJSC Rostelecom	Internal Audit Manager

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Andrei Nikolaevich Yekimov.

Year of birth: 1954.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2002 – 2006	Russian Standard Bank	Chief Specialist — Director for Information Security
2006 – current	OJSC Rostelecom	Chief Expert — IT-auditor

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Tatiana Alexandrovna Yevseeva.

Year of birth: 1979.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2001 – 2005	OJSC Southern Telecommunication Company	Engineer-programmer
2005 – 2007	Tele2 Russia	Finacial controller
2008 – current	OJSC Rostelecom	Senior Expert of Methodology Section of Internal Audit Department

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Viktoria Valerievna Yefremova.

Year of birth: 1980.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2002 – 2007	CJSC Protek	Auditor, Senior Auditor
2007 – current	OJSC Rostelecom	Internal Auditor of MMT branch

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Ludmila Alexandrovna Lazareva.

Year of birth: 1973.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
1999 – 2006	CJSC Marketing, Consulting, Design	Project Manager, Auditor
2007 – current	OJSC Rostelecom	Internal Auditor of North Western Branch

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Yury Vladimirovich Lavrentyev.

Year of birth: 1959.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2003 – 2005	LLC Energizer	Financial Controller
2005 – 2006	LLC Rusal-UK	Internal Audit Manager
2006 – current	OJSC Rostelecom	Head of Internal Audit Unit

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Tatyana Grigoryevna Logvinova.

Year of birth: 1978.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2002 – 2004	CJSC Audit and consultancy company Business-Intellect	Consultant
2004 – 2006	CJSC Audit and consultancy company Business-Intellect	Consultant Auditor
2006 – current	OJSC Rostelecom	Internal Auditor of Far Eastern branch

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Olga Kuzminichna Malygina.

Year of birth: 1974.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2002 – 2004	AKF Top-Audit/CJSC Port-Audit	Auditor
2004 – 2005	LLC AF LEV-Audit	Head of Audit Department

2005 – current	OJSC Rostelecom	Internal Auditor of Ural branch

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Alexander Vasilyevich Manyushko.

Year of birth: 1974.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2000 – 2004	OJSC Infotex Taganrog Telecom	Finance Director
2004 – 2005	OJSC Rostovagrosnabservice»	Head of Section of the Economic, Financial and Credit Policy
2005 – current	OJSC Rostelecom»	Internal auditor of South brach

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Anna Vladimirovna Sovetkina.

Year of birth: 1984.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2004 – 2005	Compagnie Financiere ALCATEL	Internal Auditor
2005 – 2006	LLC Rusal-UK	Specialist of Control and Audit Unit of Internal Audit Department
2006 – 2007	Toyota Motor, Inc.	Senior Specialist of Internal Audit Department
2007 – current	OJSC Rostelecom	Head of Methodology Section of Internal Audit Department

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Oleg Petrovich Sushkov.

Year of birth: 1977.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
1998 – 2004	LLC Tatneft-Burenie	Senior Accountant
2004 – 2004	LLC STsPS	Chief Accountant
2004 – 2006	LLC Volgotanker AMS	Head of Accounting and Taxation Quality Control Unit
2006 – 2007	LLC AF Migaudit	Auditor
2007 – current	OJSC Rostelecom	Internal Auditor of Volga branch

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Alexander Viktorovich Telyakov.

Year of birth: 1981.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2003 – 2005	AGI consulting	Consultant
2004 – 2006	13 State Research Institution of Russian Federation	Junior Research Assistant
2006 – 2007	CJSC Protek	IT-control Specialist
2007 – current	OJSC Rostelecom	Senior Expert

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Olga Alexandrovna Fomenko.

Year of birth: 1974.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2002 – 2004	New Eurasia Foundation (USA)	Grant Analyst
2004 – 2006	New Eurasia Foundation	Grant Analyst
2006 – 2008	OJSC Wimm Bill Dann Foods	Internal Audit Analyst
2008 – current	OJSC Rostelecom	Chief Expert of Internal Audit Unit

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Irina Nikolaevna Tsybulskaya.

Year of birth: 1981.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2002 – 2005	CJSC Killina	Chief Accountant
2005 – 2007	CJSC Audit-Consulting Group RBS	Consultant
2007 – 2008	LLC Kriteriy Nezavisimosti	Head of Accounting Consultancy Unit
2008 – 2008	LLC Herminage Development Center	Chief Accountant
2008 – current	OJSC Rostelecom	Internal Auditor of Central Branch

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Vera Alexandrovna Chebykina.

Year of birth: 1979.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2003 – 2004	LLC UPK	Accountant
2004 – 2006	LLC MTsFO Balans (OJSC Bamtonnelstroy)	Senior Accountant
2006 – current	OJSC Rostelecom	Internal Auditor of Siberian branch

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Dmitry Sergeevich Shangin.

Year of birth: 1979.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2002 – 2005	LLC Khorvat CIS	Consultant
2005 – 2007	CJSC BDO Unicon	Accountant
2007 – current	OJSC Rostelecom	Chief Expert of Internal Audit Unit

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

Head of the Internal Audit Department, which comprises the Internal Audit Unit, is Yevgeny Andreevich Pelymsky.

Yevgeny Andreevich Pelymsky.

Year of birth: 1976.

Education: higher.

Positions for the last 5 years:

Period	Company	Position
2004 – 2005	OJSC Rostelecom	Member of Audit Commission
2006 – current	OJSC Rostelecom	Director of Internal Audit Department

Stockholdings in the Company: none.

Interest in the total amount of Company’s ordinary shares: none.

Amount of issuer’s shares that can be acquired by such person under the warrants provided by the issuer: not applicable.

Stockholdings in subsidiaries/associated companies: none.

Interest in the total amount of subsidiaries/associated companies’ ordinary shares: none.

Amount of subsidiaries’/associated companies’ shares that can be acquired by such person under the warrants provided by these subsidiaries and /or associated companies: not applicable.

Relations to any other members of the Company’s management bodies and/or bodies auditing the Company’s financial and business operations: none.

Any administrative proceedings alleging infringements in the spheres of finance, taxes and levies, securities market, or criminal proceedings alleging violations in the sphere of economics or against the government: none.

Acting as officer in companies against which bankruptcy proceedings were instituted and/or the proper bankruptcy procedure provided by the RF legislation was applied: not applicable.

5.6.                Amount of Remuneration, Benefits and/or Cost Reimbursement Amounts of the Auditing Bodies of the Issuer’s Financial and Operating Activities

Remuneration of the members of the Audit Commission in the 2007 financial year amounted to 8,595,002.46 rubles.

Remuneration to the staff of the Internal Audit Unit of the Internal Audit Department in the 2007 financial year amounted to 18,396,513.07 rubles.

Remuneration to the staff of the Internal Audit Unit in the 2007 financial year is paid out in accordance with the unit’s staffing table.

5.7.                Number of Issuer’s Employees, Employee’s Education and Category Summary Data,
Headcount Changes

In accordance with the Regulation No.06-117/pz-n “On information disclosure by securities issuers” enacted by the FFMS Decree on October 10, 2006, this information is not included in this report.

5.8.                The Issuer’s Obligations to Employees with Respect to Their Potential Participation in the Issuer’s Charter (Share) Capital (Equity Fund)

As of the end of the reporting period, there were no agreements or obligations with respect to the potential participation of the Company’s employees in its share capital, including option programs.

6.                          THE ISSUER’S PARTICIPANTS (SHAREHOLDERS) AND INTERESTED-PARTY TRANSACTIONS

6.1.                The Total Number of the Issuer’s Shareholders (Participants)

As of the end of the reporting period, the total number of shareholders recorded in the register of Rostelecom amounted to 16,796 entities, including 22 nominee holders.

6.2.                The Issuer’s Participants (Shareholders) Owning At Least 5% of Its Charter (Share) Capital (Equity Fund) or At Least 5% of Its Ordinary Shares, and The Participants (Shareholders) of Those Entities Owning At Least 20% of Their Charter (Share) Capital (Equity Fund) or At Least 20% of Their Ordinary Shares

As of the end of the reporting period, the shareholders of the Company included the following entities owning at least 5% of its charter capital and/or at least 5% of its ordinary shares:

1.                                     Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Investment Telecommunications Company)

Short name: OJSC Svyazinvest

TIN: 7710158355

Address: 55 Plyushchikha St., Bldg. 2, Moscow, 119121

Interest in the Company’s charter capital: 38.00%

Interest in the total amount of Company’s ordinary shares: 50.67%

Shareholders of OJSC Svyazinvest include:

•          Full name: Federal Property Management Agency on behalf of the Russian Federation

Short name: Federal Property Management Agency on behalf of the Russian Federation

TIN: 7710542402

Address: 9 Nicolsky per., Moscow, 103685

Interest in the charter capital of OJSC Svyazinvest: 75.00% minus 1 share

Interest in the total amount of OJSC Svyazinvest ordinary shares: 75.00% minus 1 share

Interest in the Company’s charter capital: 0.00%

Interest in the Company’s ordinary shares: 0.00%

•          Full name: Limited Liability Company “Deutsche Bank”

Short name: LLC “Deutsche Bank”

TIN: 7702216772

Address: 4 Shchepkina st., Moscow, 129090

Nominee holder.

Interest in the charter capital of OJSC Svyazinvest: 25.00% plus 1 share

Interest in the total amount of OJSC Svyazinvest ordinary shares: 25.00% plus 1 share

Interest in the Company’s charter capital: 1.80%

Interest in the Company’s ordinary shares: 0.0037%

2.            Full name: Non-profit Partnership Natsionalny Depozitarny Tsentr (National Depositary Center)

Short name: NP NDC

TIN: 7706131216

Address: 1/13 Sredny Kislovsky Per., Bldg. 4, Moscow, 125009

Nominee holder

Interest in the Company’s charter capital: 46.90%

Interest in the Company’s ordinary shares: 39.12%

3.            Full name: Closed Joint Stock Company ING Bank (Eurasia) CJSC

Short name: CJSC ING Bank (Eurasia)

TIN: 7712014310

Address: 36 Krasnoproletarskaya St., Moscow, 127473

Nominee holder

Interest in the Company’s charter capital: 5.88%

Interest in the Company’s ordinary shares: 7.70%

6.3.                Portions of the Issuer’s Charter (Share) Capital (Equity Fund) Owned by the State or a Municipal Entity or the Existence of Special Rights (The Golden Share)

As of the end of the reporting period, the shareholders of the Company did not include the state (a municipal entity). There are no any special rights by the state or any municipal entities in managing the Company.

6.4.                Restrictions Concerning Participation in the Issuer’s Charter (Share) Capital (Equity Fund)

There are no restrictions set by the Company’s Charter and applicable Russian Federation legislation on the number of shares owned by a single shareholder and/or their aggregate par value and/or the maximum number of votes granted to a single shareholder.

There are no restrictions on the share of participation by foreign entities in the charter capital of the Company, either.

However, in accordance with Chapter XI.1 of the Federal Law on Joint Stock Companies,

a person intending to acquire 30% or more of total amount of outstanding ordinary and preferred shares in public company that are voting shares under Paragraph 5 of Article 32 of the Federal Law On Joint Stock Companies with due regard for the number of shares already held by such person and its affiliates is entitled to forward to this public company a public offer addressed to the other shareholders that hold shares of an appropriate class regarding acquisition of the shares held by them (hereafter referred to as “voluntary offer”);

a person who has acquired 30% or more of total amount of shares in public company stated in Paragraph 1 of Article 84.1 of the Federal Law On Joint Stock Companies with due regard for the number of shares already held by such person and its affiliates shall forward to the other shareholders that hold shares of an appropriate class as well as to the holders of securities that are convertible into such shares a public offer (hereinafter referred to as “mandatory offer”) regarding acquisition of such shares and securities within 35 days since the date of an appropriate entry in the securities account in the shareholders’ register or in the register of the nominee holder. The price of securities that can be acquired upon a mandatory offer shall be not lower than the weighted average market price of such securities at stock exchanges for six months preceding the date of mandatory offer files with the federal executive authority for the securities market in accordance with Paragraphs 1 and 2 of Article 84.9 of the Federal Law On Joint Stock Companies. The weighted average price of securities that are traded at two or more stock exchanges is calculated on the basis of prices at stock exchanges, where such securities are traded six months or more. If during six months preceding the date of the mandatory offer forwarded to the public company the person that forwarded such mandatory offer or its affiliates acquired or accepted liability to acquire the securities, the price for such securities to be acquired upon the mandatory offer can not be lower than the highest price of securities already acquired or offered by such persons. These rules are also applicable with respect to acquisition of interest in a public company (stated in Paragraph 1 of Article 84.1 of the Federal Law on Joint Stock Companies) that exceeds 50% and 75% of total amount of such shares of such public company;

a voluntary or a mandatory offer to holders of securities shall be forwarded through the public company;

upon a receipt of a voluntary or a mandatory offer by a public company any other person is entitled to forward another voluntary offer in respect of the corresponding securities (a competitive offer);

a person that has acquired 95% and more of total amount of shares in public company stated in Paragraph 1 of Article 84.2 of the Federal Law On Joint Stock Companies as a result of a voluntary offer to acquire all securities of a public company stated in Paragraph 1 of Article 84.1 of the Federal Law On Joint Stock Companies or a mandatory offer with due regard for the number of shares already held by such person and its affiliates, shall buy out both the rest of shares of the public company and other securities convertible into such shares of the public company from the holders upon request. Such person is entitled to buy out the securities from holders of securities of the public company stated in Paragraph 1 of Article 84.1 of the Federal Law on Joint Stock Companies and securities convertible into such shares of the public company.

Moreover, in accordance with the RF Federal Law “On Competition Protection”, effective since Q4 2006, the acquisition by an entity (group of entities) of voting shares in the Company’s charter capital, giving that entity (group of entities) the right to dispose of more than 25% of these shares, shall be carried out only with the prior agreement of the federal antimonopoly agency on the basis of an application by the legal or physical entity.

6.5.                Changes in the Composition and Participation Interests of The Issuer’s Shareholders (Participants) Holding At Least 5% of Its Charter (Share) Capital (Equity Fund) or At Least 5% of Its Ordinary Shares

As of April 22, 2008, i.e., the date on which the list of persons entitled to participate in the General Meeting of Shareholders on the results of 2007 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi

Abbreviated name: OJSC Svyazinvest

The interest in the charter capital of the Company: 38.00%

The interest in the outstanding ordinary shares of the Company: 50.67%

Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (National Depositary Center) (nominee holder)

Abbreviated name: NP NDC

The interest in the charter capital of the Company: 42.65%

The interest in the outstanding ordinary shares of the Company: 34.55%

Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder)

Abbreviated name: CJSC DCC

The interest in the charter capital of the Company: 6.83%

The interest in the outstanding ordinary shares of the Company: 5.26%

Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder)

Abbreviated name: CJSC ING Bank (Eurasia) ZAO

The interest in the charter capital of the Company: 5.80%

The interest in the outstanding ordinary shares of the Company: 7.59%

As of April 27, 2007, i.e., the date on which the list of persons entitled to participate in the General Meeting of Shareholders on the results of 2006 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi

Abbreviated name: OJSC Svyazinvest

The interest in the charter capital of the Company: 38.00%

The interest in the outstanding ordinary shares of the Company: 50.67%

Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (National Depositary Center) (nominee holder)

Abbreviated name: NP NDC

The interest in the charter capital of the Company: 40.16%

The interest in the outstanding ordinary shares of the Company: 35.89%

Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder)

Abbreviated name: CJSC DCC

The interest in the charter capital of the Company: 7.61%

The interest in the outstanding ordinary shares of the Company: 5.89%

Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder)

Abbreviated name: CJSC ING Bank (Eurasia) ZAO

The interest in the charter capital of the Company: 4.36%

The interest in the outstanding ordinary shares of the Company: 5.62%

As of May 05, 2006, i.e., the date on which the list of persons entitled to participate in the General Meeting of Shareholders on the results of 2005 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi

Abbreviated name: OJSC Svyazinvest

The interest in the charter capital of the Company: 38.00%

The interest in the outstanding ordinary shares of the Company: 50.67%

Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (National Depositary Center) (nominee holder)

Abbreviated name: NP National Depositary Center

The interest in the charter capital of the Company: 31.37%

The interest in the outstanding ordinary shares of the Company: 32.92%

Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder)

Abbreviated name: CJSC ING Bank (Eurasia) ZAO

The interest in the charter capital of the Company: 11.75%

The interest in the outstanding ordinary shares of the Company: 11.22%

Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder)

Abbreviated name: CJSC Depositary and Clearing Company

The interest in the charter capital of the Company: 5.64%

The interest in the outstanding ordinary shares of the Company: 2.06%

As of May 06, 2005, i.e., the date on which the list of persons entitled to participate in the General Meeting of Shareholders on the results of 2004 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi

Abbreviated name: OJSC Svyazinvest

The interest in the charter capital of the Company: 38.00%

The interest in the outstanding ordinary shares of the Company: 50.67%

Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder)

Abbreviated name: CJSC ING Bank (Eurasia) ZAO

The interest in the charter capital of the Company: 21.76%

The interest in the outstanding ordinary shares of the Company: 25.39%

Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (National Depositary Center) (nominee holder)

Abbreviated name: NP National Depositary Center

The interest in the charter capital of the Company: 15.07%

The interest in the outstanding ordinary shares of the Company: 14.96%

Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder)

Abbreviated name: CJSC Depositary and Clearing Company

The interest in the charter capital of the Company: 7.63%

The interest in the outstanding ordinary shares of the Company: 3.56%

As of May 11, 2004, i.e., the date on which the list of entities with the right to participate in the General Meeting of Shareholders upon results of 2003 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

Full name: Open Joint Stock Company Investitsionnaya Kompaniya Svyazi

Abbreviated name: OJSC Svyazinvest

The interest in the charter capital of the Company: 38.00%

The interest in the outstanding ordinary shares of the Company: 50.67%

Full name: Closed Joint Stock Company ING Bank (Eurasia) ZAO (nominee holder)

Abbreviated name: CJSC ING Bank (Eurasia) ZAO

The interest in the charter capital of the Company: 23.71%

The interest in the outstanding ordinary shares of the Company: 27.18%

Full name: Noncommercial Partnership Natsionalny Depositarny Tsentr (National Depositary Center) (nominee holder)

Abbreviated name: NP National Depositary Center

The interest in the charter capital of the Company: 12.08%

The interest in the outstanding ordinary shares of the Company: 10.68%

Full name: Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) ZAO (nominee holder)

Abbreviated name: CJSC Depositary and Clearing Company

The interest in the charter capital of the Company: 7.94%

The interest in the outstanding ordinary shares of the Company: 5.71%

6.6.                Related-Party Transactions Conducted by the Issuer

During the reporting quarter the Company did not enter into any related-party transactions requiring approval of the Annual General Meeting.

During the reporting quarter the Board of Directors approved a number of the transactions but the total amount of these transactions calculated for the whole period of contracts in effect cannot be assessed in contrast to amount calculated for relevant periods of the contracts.

During the reporting quarter the Company did not enter into any related-party transactions, requiring approval by the relevant executive body, but not approved by it.

During the reporting quarter the Company did not conclude any transactions (groups of interrelated transactions) worth 5% or more of its book value.

During the reporting quarter the Company did not enter into any related-party transactions (groups of interrelated transactions) not approved by the Board of Directors or the Annual General Meeting, when such approval is mandatory upon RF legislation.

6.7.                Accounts receivable

In accordance with the Regulation No.06-117/pz-n “On information disclosure by securities issuers” enacted by the FFMS Decree on October 10, 2006, this information is not included in this report.

7.                          THE ISSUER’S ACCOUNTING STATEMENTS AND OTHER FINANCIAL INFORMATION

7.1.                The Issuer’s Annual Financial Statements

In accordance with the Regulation No.06-117/pz-n “On information disclosure by securities issuers” enacted by the FFMS Decree on October 10, 2006, this information is not included in this report.

7.2.                The Issuer’s Quarterly Financial Statements for the Latest Complete Reporting Quarter

In accordance with the Regulation No.06-117/pz-n “On information disclosure by securities issuers” enacted by the FFMS Decree on October 10, 2006, this information is not included in this report.

7.3.                The Issuer’s Consolidated Accounting Statements for the Latest Complete Financial Year

In accordance with the Regulation No.06-117/pz-n “On information disclosure by securities issuers” enacted by the FFMS Decree on October 10, 2006, this information is not included in this report.

7.4.                Issuer’s Accounting Policy

The Company’s Accounting Policy for Business Accounting in 2008 was attached to the quarterly report for Q1 2008 as Exhibit No. 3. As of the end of the reporting period, no changes were introduced to the Company’s Accounting Policy.

7.5.                Total Exports and Exports’ Share in Total Sales

In accordance with the Regulation No.06-117/pz-n “On information disclosure by securities issuers” enacted by the FFMS Decree on October 10, 2006, this information is not included in this report.

7.6.                Issuer’s Real Estate Value and Material Changes in the Issuer’s Assets Since the Ending Date of the Latest Complete Financial Year

As of the end of the reporting period, the value of the Company’s real estate amounted to:

No	Description of fixed assets group	Full value after revaluation (replacement value), thousand rubles.	Accrued depreciation, thousand rubles.	Residual value (less depreciation) after revaluation (residual value), thousand rubles.
1	Land plots	16,489	0	16,489
2	Buildings and structures	20,085,632	11,155,596	8,930,036
3	Lodgings	197,908	2,363	195,545
	Total, thousand RUB	20,300,029	11,157,959	9,142,070

During the reporting period the Company did not retain any appraisers to carry valuations of real estate and no significant changes in the composition of real estate occurred.

No property exceeding 5% of the book value of the Company’s assets was acquired or alienated over the reporting period.

7.7.                The Issuer’s Involvement in Judicial Proceedings That May Significantly Affect Its Financial and Business Operations

During three preceding years up to the end of the reporting period Rostelecom was involved in the following material judicial proceedings:

1.         The case considered by Arbitrazh Court of the City Moscow upon the claim by the Company against the FSUE VGTRK on recovering the debt in the principal amount of 133,457,242.06 RUB and the forfeit of 6 384 562.72 RUB dated May 20, 2005. The debt had resulted from failure by FSUE VGTRKto pay for telecommunications services provided by the Company under contract No.6662/57-00/629-04-16 dated July 23, 2004 (for the period from August 2004 to January 2005). As after the Company’s application to the court FSUE VGTRK had paid the principal debt in amount of 133,475,242.06 RUB the Arbitrazh Court of Moscow adopted the decision of refunding the forfeit in amount of 6,384,562.72 RUB by the claim of the Company. FSUE VGTRK filed an appeal in exercise of supervisory power upon justification of forfeit recovering. The Federal Arbitrazh Court of Moscow District upheld the decision of the Arbitrazh Court of Moscow and dismissed the cassation appeal. The writ of execution was submitted to the bank of FSUE VGTRK and was not executed in case of shortage of funds at the account and was put to account file. Rostelecom withdrew the writ of execution from the bank and submitted it to the Bailiffs’ Service of North Administrative District of the city of Moscow on May 11, 2006. FSUE VGTRK fulfilled the direction of the Bailiffs’ Service of North Administrative District and paid the debt upon the writ of execution.

2.         On August 24, 2005 Rostelecom submitted to the court the application to declare invalid the claim dated August 08, 2005, No 55/p to pay taxes and Decision No 39/p dated August 09, 2005, on recovering taxes, duty and fine. Under the decision of the Arbitrazh Court of the city of Moscow dated November 1, 2005 the claim dated August 08, 2005 against the Company and the decision dated August 9, 2005, regarding VAT recovering were declared invalid.

3.         On July 13, 2005, Rostelecom filed the application to the Arbitrazh Court of the city of Moscow to declare invalid the Decision No. 07-42/20 dated June 20, 2005, of the Interregional Inspectorate No. 48 of Russian Federal Tax Service on tax liability. Under this decision the Company was not compensated with VAT in amount of 78,013,248 RUB, was claimed for illegal application of VAT deductions, for understatement of VAT in amount of 320,962,515 RUB and for the fine in amount of 64 192 503 RUB resulting from failure to pay (in full) VAT for January 2005. By the decision of the Arbitrazh Court of the city of Moscow dated September 08, 2005, on the case No.A40-38496/05-126-311 the decision of the Interregional Inspectorate No. 48 of the Russian Federal Tax Service of the city of Moscow dated June 20, 2005 No.07-42/20 was declared invalid with regard to refusal to compensate VAT in amount of 18 RUB, additional VAT assessments in amount of 320,962,515 RUB and fine. In other part the claim was dismissed. The tax authority filed appeal and under following decision of the Ninth Arbitrazh Court of Appeal dated December 14, 2005, the decision of the court of the first instance dated September 08, 2005, was reversed with respect to declaration invalid the decision of the Interregional Inspectorate No. 48 of Russian Federal Tax Service on additional VAT assessments in amount of 320,962,515 RUB and fine as well as to satisfaction of Rostelecom claim to declare invalid the decision of tax authority for additional VAT assessments in amount of 320,962,515 RUB and fine. In other respects the decision of court of first instance remained unchanged. Rostelecom filed a cassation appeal dated December 30, 2005. Under the Resolution of Federal Arbitrazh Court of Moscow District dated March 9, 2006, the decision of the appeal instance was abolished and the Company’s application was submitted to Ninth Arbitrazh Appeal Court for new hearing. On July 22, 2006 the decision of Ninth Arbitrazh Appeal Court altered the decision of the court of the first instance and reversed with respect to declaration invalid the decision of the Interregional Inspectorate No. 48 of the city of Moscow dated June 20, 2005 No.07-42/20 with regard to refusal to compensate additional VAT assessments in amount of 301,446,646.28 RUB and fine. The claim of Rostelecom with respect to declaration invalid the decision of the Interregional Inspectorate No. 48 of the city of Moscow dated June 20, 2005 with regard to refusal to compensate additional VAT assessments in amount of 301,446,646.28 RUB and fine was dismissed. In other respects the court’s decision remained unchanged.

4.         On December 12, 2005 Rostelecom filed an application to declare invalid the claim dated November 30, 2005 of the Interregional Inspectorate No.7 to pay tax debts in amount of 137,665,774 RUB and fine in amount of 41,534,989.66 RUB. By the decision dated January 19, 2006, the case was dismissed regarding adjudication by the Interregional Inspectorate No.7 from the claim as it changed the Company’s tax liability excluded disputed amount of arrears.

5.         On November 08, 2005 Rostelecom filed a claim against OJSC First Channel on recovering of the principal debt and fine in total amount of 52,695,834.04 RUB for telecommunications services rendered by the Company in Q3 2005 under the contract No. UPiOK — 3/24to/764 dated January 01, 2003, including the principal debt in amount of 48,720,975.53 RUB and the fine in amount of 3,974,858.51 RUB. Preliminary Court hearing was held on December 8, 2005. The case was scheduled for Court hearing on January 10, 2006. Under the decision of the Arbitrazh Court of the city of Moscow dated January 10, 2006 the claim of 52,695,834.04 RUB by the Company was satisfied.

6.         On December 20, 2005 Rostelecom filed a claim against OJSC First Channel on recovering the principal debt and fine in total amount of 34,237,044.66 RUB for telecommunications services rendered by the Company in July and August 2005 under the contract No. UPiOK — 3/24to/764 dated January 01, 2003, including the principal debt in amount of 32,139,364.63 RUB and the fine in amount of 2,097,680.03 RUB. Preliminary Court hearing was held on February 3, 2006. By the decision of Arbirtrazh Court of the city of Moscow the Company’s claim was satisfied.

7.         On February 07, 2006 Rostelecom filed a claim against OJSC First Channel on recovering the principal debt in amount of 31,272,413.70 RUB and fine in amount of 1,942,938.05 RUB for telecommunications services provided by the Company from September to October of 2005 under the agreement No. UPIOK-3/24to/764 dated January 1, 2003. Preliminary Court hearing was held on March 21, 2006. The case was scheduled for Court hearing on May 2, 2006. Under the decision of the Arbitrazh Court of the city of Moscow dated May 2, 2006 the claim by the Company was satisfied.

8.         On June 16, 2006 Rostelecom filed an application to the Arbitrazh Court of the city of Moscow to declare invalid the Decision No. 5 on tax liability, brought by the Interregional Inspectorate No. 7 over largest tax-payers of Russian Federal Tax Service on June 9, 2006, with regard to additional taxes and fines in amount of RUB 3,473,616,145.15 payable by the Company. By the court decision of June 16, 2006 the case was scheduled for closed court hearings on July 18, 2006. Under the court decisions dated July 19, 2006, August 16, 2006, and September 18, 2006 the hearing were postponed. By the court decision of December 26, 2006 the proceedings were suspended. Under the decision of the Arbitrazh Court of the city of Moscow dated May 4, 2007 the Company’s claim was satisfied except for the sum of RUB 1,270,876.50. The tax authority appealed this decision. Under the court decisions dated July 23, 2007, August 15, 2007 and September 24, 2007 the Company’s tax liability was reduced by RUB 1,142,482.18. In other respects the decision of court of first instance remained unchanged. Under the decision of the Federal Arbitrazh Court of Moscow Dictrict dated April 28, 2008, the previous court decision remained unchanged.

9.         On August 25, 2006 the Interregional Inspectorate No 7 over largest tax-payers filed a claim to the Arbitrazh Court of the city of Moscow against the Company to impose tax penalties in total amount of RUB 432,679,327.02 under the Decision No. 5 dated June 9, 2006 (which is contested by the Company at the court as the case described in item 8 above. On July 17, 2008 the Arbitrazh Court of the city of Moscow declared the claim of tax authorities invalid.

10.                     On April 19, 2006 Rostelecom filed a claim against OJSC First Channel on recovering the principal debt in amount of 30,717,363.48 RUB and fine in amount of 1,977,798.55 RUB (totaling 32,695,162.03 RUB) for telecommunications services provided by the Company from November to December of 2005 under the agreement No. UPIOK-3/24to/764 dated January 1, 2003. Preliminary Court hearings were held on June 1, 2006. Under the decision of the Arbitrazh Court of the city of Moscow dated June 30, 2006 the claim brought by the Company was satisfied.

11.                     By decision of the 9th Arbitrazh Appellate Court dated November 26, 2007, the decision of the court of the first instance, which satisfied the claim of the Federal State Unitary Enterprise Russian Television and Radio Network to the Federal Property Management Agency to declare invalid the decree of the State Property Ministry No. 7218-r “On approval of the list of telecommunications buildings and facilities of Rostelecom” in respect of clause 59 of the list (radio-relay line 8V Khabarovsk-Vladivostok), remained unchanged. On January 25, 2008 Rostelecom, as a third party, filed a cassation appeal to the Federal Anti-Monopoly Service. On February 28, 2008 the claim of the Federal State Unitary Enterprise Russian Television and Radio Network was declared invalid.

12.                     On October 27, 2006 Rostelecom filed a claim to the Arbitrazh Court of the city of Moscow against the Center for International Settlments and Agreements of Ministry of Communications of Turkmenistan on recovering the principal debt in amount of RUB 97,987,510.28 and fine in amount of RUB 27,746,595.51 for services provided by the Company according to International Telecommunications Services Agreement dated January 1, 1998. Under the decision of the court dated March 6, 2007 the claim brought by the Company was satisfied and a writ of execution was issued.

13.                     On September 7, 2006 Rostelecom filed an application to the Arbitrazh Court of the city of Moscow to declare invalid the letter of the Interregional Inspectorate No 7 over largest tax-payers No.58-14-11/9994 dated July 31, 2006 with respect to refusal to reimburse the amount of taxes overcharged, and to make the Interregional Inspectorate No. 7 over largest tax-payers reimburse the Company the overcharged taxes in amount of RUB 398,975,763. Under the decision of the Arbitrazh Court of the city of Moscow dated December 27, 2006, the proceedings were suspended, until the court decision in respect of the case described in item 9 above comes into effect. By court decision dated July 17, 2008 the Company’s claim was fully satisfied. By appellate court decision dated September 24, 2008 the previous court decision remained unchanged. In November 2008 the Company received reimbursement in full. Court proceedings regarding the cassation appeal of the tax authorities are scheduled for January 19, 2009.

14.                     On August 23, 2006 Rostelecom filed a claim against OJSC First Channel on recovering the principal debt in amount of RUB 42,165,409.90 and fine in amount of RUB 2,246,410.35 (totaling RUB 44,411,820.25) for telecommunications services provided by the Company from January to March of 2006 upon the agreement No. UPIOK-3/24to/764 dated January 1, 2003. Under the decision of the Arbitrazh Court of the city of Moscow dated June 30, 2006, the claim of the Company was satisfied.

15.                     On August 31, 2006 Rostelecom filed a claim against OJSC First Channel on recovering the principal debt in amount of RUB 31,622,826.23 and fine in amount of RUB 1,856,752.26 (totaling RUB 33,479,578.49) for telecommunications services provided by the Company from April to May 2006 upon the agreement No. UPIOK-3/24to/764 dated January 1, 2003. Under the decision of the Arbitrazh Court of the city of Moscow dated November 15, 2006, the claim brought by the Company was satisfied.

16.                     On December 5, 2006 Rostelecom filed a claim against OJSC First Channel on recovering the principal debt in amount of RUB 29,785,266.45 and the fine in amount of RUB 1,926,352.93 (totaling RUB 31,711,619.38) for telecommunications services provided by the Company from June to July 2006 upon the agreement No. UPIOK-3/24to/764 dated January 1, 2003. Under the decision of the Arbitrazh Court of the city of Moscow dated January 16, 2007, the claim brought by the Company was satisfied.

17.                     On February 26, 2007 Rostelecom filed a claim against OJSC First Channel on recovering the principal debt in amount of RUB 28,258,482.28 and the fine in amount of RUB 1,721,185.90 (totaling RUB 29,979,668.18) for telecommunications services provided by the Company from August to September 2006 upon the agreement No. UPIOK-3/24to/764 dated January 1, 2003. Under the decision of the Arbitrazh Court of the city of Moscow dated May 14, 2007, the claim of the Company was satisfied in amount of RUB 29,433,482.28, including the principal debt in amount of RUB 28,258,482.28 and the fine in amount of RUB 1,175,000.00.

18.                     On May 14, 2007 Rostelecom filed a claim against OJSC First Channel on recovering the principal debt in amount of RUB 26,942,410.94 and the fine in amount of RUB 2,093,172.90 (totaling RUB 29,035,583.84) for telecommunications services provided by the Company from October to November 2006 upon the agreement No. UPIOK-3/24to/764 dated January 1, 2003. Under the decision of the Arbitrazh Court of the city of Moscow dated August 30, 2007, the claim of the Company was satisfied in amount of RUB 27,562,784.04, including the principal debt in amount of RUB 26,942,410.94 and the fine in amount of RUB 620,373.10.

19.                     On September 4, 2007 Rostelecom filed a claim against OJSC First Channel on recovering the principal debt in amount of RUB 26,517,946.65 and the fine in amount of RUB 1,515,330.62 (totaling RUB 28,033,277.27) for telecommunications services provided by the Company from March to April 2007 upon the agreement No. UPIOK-3/24to/764 dated January 1, 2003. As the debt was repaid in part, the value of the claim was changed to 15,541,274.67 rubles, including the principal debt in amount of RUB 12,924,040.78 and the fine in amount of RUB 2,617,233.89. Under the decision of the Arbitrazh Court of the city of Moscow dated November 1, 2007, the claim of the Company was satisfied in amount of RUB 14,112,179.28, including the principal debt in amount of RUB 12,924,040.78 and the fine in amount of RUB 1,188,138.60.

20.                     On August 3, 2007, Rostelecom filed an application to the Arbitrazh Court of the city of Moscow to (a) invalidate a set-off made by the tax authorities of overpaid property tax against a claimed tax deficiency in the amount of RUB 18,575,142.67 and (b) to require the tax authorities to set off this overpaid property tax against Rosteleom’s current profit tax liability in the amount of RUB 82,274,835. On December 26, 2007, the Arbitrazh Court of the city of Moscow satisfied the Company’s claim in full. Under the decision of the Appellate Court dated April 28, 2008, the previous court decision remained unchanged. By cassation court decision dated September 10, 2008 the proceeding were suspended until the decision to invalidate the claim of tax authorities dated December 20, 2008 made as a result of cameral tax inspection of property tax statement comes into force. Under court decision dated November 13, 2008, the previous decision remained unchanged.

21.                     On November 1, 2007 Rostelecom filed a claim against OJSC First Channel on recovering the principal debt in amount of RUB 26,344,752.71 and the fine in amount of RUB 1,642,776.85 (totaling RUB 27,987,529.56) for telecommunications services provided by the Company from May to June 2007 upon the agreement No. UPIOK-3/24to/764 dated January 1, 2003. Under the court decision dated January 17, 2008, the claim of the Company was partly satisfied: the principal debt in full amount of RUB 26,344,752.71 and the fine in part.

22.                     On December 6, 2007 Rostelecom filed a claim against OJSC First Channel on recovering the principal debt in amount of RUB 13,196,134.40 and the fine in amount of RUB 861,103.69 (totaling RUB 14,057,238.09) for telecommunications services provided by the Company in July 2007 upon the agreement No. UPIOK-3/24to/764 dated January 1, 2003. On February 28, 2008, the Arbitrazh Court of the city of Moscow satisfied the Company’s claim in full.

23.                     On December 29, 2007 Rostelecom filed a claim against OJSC First Channel on recovering the principal debt in amount of RUB 12,863,924.96 and the fine in amount of RUB 479,671.78 (totaling RUB 13,343,596.74) for telecommunications services provided by the Company in September 2007 upon the agreement No. UPIOK-3/24to/764 dated January 1, 2003. Under the court decision dated March 13, 2008, the amount of the fine was increased to RUB 1,286,392.50, thus increasing the total sum of the Company’s claim to RUB 14,150,317.46. Under the decision of the Arbitrazh Court of the city of Moscow dated April 24, 2008, the Company’s claim was fully satisfied.

24.                     On November 6, 2007, Rostelecom filed an application to the Arbitrazh Court of the city of Moscow to (a) invalidate the profit tax assessments No. 12/5864, No. 12/6511 and No. 12/7444 by the tax authorities; (b) refund overpaid profit tax stated above totaling RUB 83,441,745; and (c) invalidate a set-off made by the tax authorities of the alleged tax deficiency in amount of RUB 17,796,350.10 against the overpaid profit tax. Under the court decision dated August 18, 2008, the proceedings were suspended until the cassation court decision mentioned in item 20 above comes into force.

25.                     On June 20, 2008, Rostelecom filed an application to the Arbitrazh Court of the city of Moscow to invalidate the profit tax assessments by the tax authorities in amount of RUB 1,810,019,529.54 made in respect of 2004 — 2006 financial years. Under court decision dated November 13, 2008, the Company’s claim was satisfied.

26.                     On July 25, 2007, MGTS filed a claim with the Arbitrazh Court of the city of Moscow against Rostelecom seeking payment in the amount of RUB 113 million in connection with our alleged unjust enrichment related to call origination services provided to us by MGTS from January to June 2006 without entering into an agreement. On November 20, 2007, MGTS reduced the claim amount to RUB 95 million. On November 23, 2007, the Arbitrazh Court of the city of Moscow ruled in favor of MGTS. We appealed this ruling to the Appellate Court. On April 15, 2008, the Appellate Court invalidated the lower court’s ruling. On June 18, 2008, MGTS appealed this decision. A hearing of the Cassation Court on this appeal is scheduled for July 17, 2008. The decision of the Appellate Court remained unchanged.

27.                     On August 13, 2008, Rostelecom filed a claim against Sovintel LLC on recovering the principal debt and the fine totaling RUB 43,115,72.24 for the services provided by the Company under the agreement No. No215-2.8 dated April 1, 2000. On September 23, 2008, the Company withdrawed the claim, because Sovintel LLC repaid the debt.

28.                     On December 15, 2008, Rostelecom filed a claim against the tax authorities to declare invalid the refusal to refund overpaid advance profit tax for the 1st half 2008 in amount of RUB 329,800,820; to declare invalid the failure to make a set-off of overpaid advance profit tax against advance profit tax due on November 28, 2008 in amount of RUB 34,972,751; and to compel the tax authorities to refund and set off the abovementioned sums. The court hearing is scheduled for January 20, 2009.

29.                     On December 15, 2008, Rostelecom filed a claim against the tax authorities to declare invalid the failure to make a set-off of overpaid advance profit tax for the 1st half 2008 against VAT payment due on November 20, 2008 in amount of RUB 301,319,137 and against advance profit tax due on November 28, 2008 in amount of RUB 59,847,449; to declare invalid the refusal to refund the remaining sum of overpaid advance profit tax in amount of RUB 235,230,159; and to compel the tax authorities to refund and set off the abovementioned sums. Later the tax authorities made the set-off in amount of RUB 301,319,137 and RUB 59,847,449, but refused to refund the remaining sum. The court hearing is scheduled for January 19, 2009.

8.                          ADDITIONAL INFORMATION ABOUT THE ISSUER AND PLACEMENT OF ITS ISSUED SECURITIES

8.1.                Additional Information about the Issuer

8.1.1.                  The Issuer’s Charter (Share) Capital (Equity Fund) Size and Structure

The amount of the charter capital of the Company as of the end of the reporting period was 2,428,819.4725 rubles. Ordinary shares in the charter capital accounted for 75.005196% (a total nominal value of 1,821,740.8 rubles). Preferred shares in the charter capital accounted for 24.994804% (a total nominal value of 607,078.6725 rubles).

Information on issuer’s shares circulating outside the Russian Federation in accordance with foreign law on foreign issuers’ securities that certifies the rights to issuer’s shares:

As of the end of the reporting period, 6.58% of the Company’s ordinary shares circulated outside the Russian Federation in the form of Level II American Depositary Receipts (1 ADR = 6 ordinary shares) issued by the depositary bank JP Morgan Chase Bank (60 Wall Street, 36th Floor, New York, New York 10260, USA) in accordance with the Deposit Agreement concluded between OJSC Rostelecom, JP Morgan Chase Bank and owners and beneficiaries of American Depositary Receipts.

The Company’s ADRs are listed on the New York Stock Exchange, and are also traded on the London Stock Exchange, Frankfurt Stock Exchange and other stock exchanges as non-listed shares.

Information on permits from the Federal Commission to admit the relevant category (type) issuer’s shares for circulation outside the RF: not applicable.

8.1.2.                  Changes in the Size of the Issuer’s Charter (Share) Capital (Equity Fund)

In 1999, in connection with the accession of OJSC MMT to the Company, an additional issue of OJSC Rostelecom’s shares was made by way of conversion of ordinary and preferred shares of the affiliated company. The resolution on the increase of the charter capital was passed by the General Meeting of Shareholders (Minutes No. 1 dated July 1, 1999).

As of the end of 1998, the Company’s charter capital was 2,334,086.1025 rubles and consisted of 700,312,800 ordinary shares and 233,358,300 preferred shares with nominal value 0.0025 rubles each.

As of the end of 1999, the Company’s charter capital was 2,428,819.4725 rubles and consisted of 728,696,320 ordinary shares and 242,831,469 preferred shares with nominal value 0.0025 rubles each.

8.1.3.                  Formation and Uses of the Issuer’s Reserve Fund and Other Funds

Pursuant to the Charter a reserve fund was formed in the Company by means of annual 5% deductions from the Company’s net profits until the amount of the reserve fund reached 15% of the Company’s charter capital. The reserve fund is designated for covering the Company’s losses and also for being used in the absence of any other cash for the redemption of Company shares in such cases and according to such a procedure as are provided for under the Company’s Charter. The reserve fund cannot be used for any other purposes.

The information on the amount and the uses of Reserve fund:

Indicator	Q4 2008
Amount of reserve fund stated by the foundation documents, in thousand rubles	364
Amount of reserve fund as of reporting date, in thousand rubles	364
Amount of reserve fund as of the reporting date in % to the charter capital	15
Amount of assignments to the reserve fund during Q4 2008, in thousand rubles	—
Amount of reserve fund used during Q4 2008, in thousand rubles	—
Uses of reserve fund	—

8.1.4.                  The Procedure for Convening Meetings of the Issuer’s Top Management Body

Pursuant to the Charter the general meeting of shareholders is the main governing body of the Company. The date and procedure for holding an annual general meeting of shareholders, the procedure for notification of the meeting and a list of materials to be provided to the shareholders shall be determined by a pertinent decision of the Board of Directors passed by a majority of votes attending the meeting in accordance with the Charter and the Regulations on the General Meeting of Shareholders effective in the Company.

Information on a forthcoming general meeting of shareholders shall be provided by way of a written notice given to every person put on the list of persons eligible for attending the general meeting of shareholders and/or its publication in the form of an announcement in Rossiiskaya gazeta or any other national newspaper distributed on the entire territory of the Russian Federation. The Company may also inform the shareholders of a forthcoming general meeting through other mass media and the Internet.

Information on holding the General Shareholders’ Meeting in the form of a meeting shall be communicated to the shareholders not later than thirty (30) calendar days before the final date of accepting the voting ballots. In cases stipulated in the Federal Law on Joint Stock Companies information on holding extraordinary General Shareholders’ Meeting shall be communicated to the shareholders not later than seventy (70) calendar days before the date of such meeting. The following documents shall be sent by registered mail to shareholders being on the list of persons entitled to take part in the General Shareholders’ Meeting:

•                      the text of the announcement of the holding of the General Shareholders’ Meeting;

•                      voting ballots.

In the event that the agenda includes issues voting on which may, pursuant to the Federal Law on Joint Stock Companies, result in shareholders’ right to request the Company to buy out their shares, a special written request form for the purchase of shares by the Company will also be given to shareholders.

In the event that the agenda includes an issue on a decrease of the charter capital by acquiring a portion of distributed shares for the purpose of reducing their total number, a special written application form for the sale of shares shall also be distributed to shareholders.

The date of notifying the shareholder of a forthcoming general meeting shall be determined by the date of postage or by the date of publication of the notice about the general meeting.

An extraordinary General Shareholders’ Meeting is held upon the decision of the Board of Directors, adopted by a majority of votes of its members participating in the meeting, upon its own initiative, upon a request of the Audit Commission, external auditor of the Company, or upon the request of a shareholder (shareholders) owning, as of the date of the request, not less than 10 (ten) percent of the voting shares of the Company. A request for the convocation of an extraordinary shareholders meeting may be submitted by way of:

•                      mailing it to the address of the Company;

•                      delivering it against signature to the person performing the functions of the sole executive body of the Company, the Chairman of the Board of Directors of the Company or other person authorized under the Company’s internal documents to accept correspondence in writing addressed to the Company.

If such notice is given as a letter via regular mail or otherwise by regular mail, the date of submission of such request will be the date indicated in the imprint of the calendar stamp evidencing the date of receipt of such mail; in the event the request for the convocation of an extraordinary General Shareholders’ Meeting is given by registered mail or other certified mail, — the date, on which such mail is delivered to the addressee against signature of the authorized person. If such notice is delivered against signature, the delivery date will be the date of acceptance signature.

Other matters related to the submission of notice are governed under the Regulations on the General Shareholders’ Meeting.

The agenda of the General Shareholders’ Meeting is to be approved by the Board of Directors of the Company. The procedure for submitting proposals and approving the agenda of an extraordinary General Shareholders’ Meeting is established by this Charter and the Regulations on the General Shareholders’ Meeting.

Shareholders (a shareholder) holding, in aggregate, not less than 2 (two) percent of the voting shares of the Company may propose items to be included in the agenda of the annual General Shareholders’ Meeting.

Such proposals should be accepted by the Company no later than sixty (60) days following the end of the financial year.

Proposals on the inclusion of items in the agenda may be submitted by way of:

•                      mailing it to the address of the Company;

•                      delivering it against signature to the person performing the functions of the sole executive body of the Company, the Chairman of the Board of Directors of the Company or other person authorized under the Company’s internal documents to accept correspondence in writing addressed to the Company.

If an item proposed for inclusion in the agenda of the General Shareholders’ Meeting is mailed, the date of submission of such proposal will be the date indicated in the imprint of the calendar stamp evidencing the mailing date; if the proposal for inclusion in the agenda of the General Shareholders’ Meeting is delivered against signature — it will be the date of acceptance signature.

Information to be provided to shareholders in preparation for a General Meeting of Shareholders includes:

•                      annual financial statements of the Company;

•                      statements by the Company’s Audit Commission and the auditor of the Company based on the audits of the annual financial statements of the Company;

•                      information on candidates for the Board of Directors;

•                      information on candidates for the Audit Commission;

•                      information on the proposed auditor of the Company;

•                      draft amendments and additions proposed to the Charter and the internal documents of the Company and (or) draft revised versions of the Charter and the internal documents of the Company;

•                      draft resolutions of the General Meeting of Shareholders proposed by persons entitled under the Charter of the Company to propose issues to be placed on the agenda of a general meeting of shareholders or require the calling of an extraordinary general meeting of shareholders;

•                      any other information (materials) required for passing resolutions on the items of the agenda of a General Meeting of Shareholders included by decision of the Board of Directors into the list of information (materials) to be provided to the shareholders in preparation for a General Meeting of Shareholders.

The said information shall be provided according to a procedure established in the Charter in the event that respective issues have been placed on the agenda of the general meeting of shareholders. Materials provided to persons eligible for attending the General Meeting of Shareholders in preparation for the General Meeting shall not be sent to the shareholders. Any person eligible for attending the general meeting of shareholders shall have the right to review such materials at addresses indicated in the notice. Any person eligible for attending the General Meeting of Shareholders shall have the right to receive the copies of all materials of the meeting at addresses indicated in the notices, and shall have the right to require that the said materials be sent to it by mail, provided the cost of mailing services in paid for by it.

8.1.5.                  Business Entities in Which the Issuer Owns At Least 5% of Their Charter (Share) Capital (Equity Fund) or At Least 5% of Their Ordinary Shares

Information on commercial entities in which the Company owns no less than 5 per cent of the charter capital or no less than 5 per cent of ordinary shares as of the end of the reporting period:

Short name	Full name	Address	Issuer’s interest in charter capital	Issuer’s interest in ordinary shares	Company’s interest in charter capital of the issuer	Company’s interest in ordinary shares of the issuer
CJSC Westelcom	Closed joint stock company Westelcom	7 Butlerova st., Moscow 117485	100.00%	100.00%	0.00%	0.00%
CJSC MTs NTT	Closed joint stock company Moscow Center of New Telecommunications	46 Arbat st., bldg. 1, Moscow 121002	100.00%	100.00%	0.00%	0.00%

Short name	Full name	Address	Issuer’s interest in charter capital	Issuer’s interest in ordinary shares	Company’s interest in charter capital of the issuer	Company’s interest in ordinary shares of the issuer
	Technologies
LLC Telecomcenter	Limited Liability Company Telecomcenter	46 Dmitrovskoe shosse, bldg. 1, Moscow 127238	100.00%	0.00%	0.00%	0.00%
Subsidiary company Malakhit Boarding House	Subsidiary company Malakhit Boarding House	15 Shcherbaka st., Yalta 334200, AR of Crimea, Ukraine	100.00%	0.00%	0.00%	0.00%
CJSC Zebra Telecom	Closed joint stock company Zebra Telecom	24 Trubnaya st., bldg. 3, Moscow 103051	99.99%	99.99%	0.00%	0.00%
CJSC SK Costars	Closed joint stock company Insurance Company Costars	42 Leninsky Prospekt st., Moscow 117119	86.67%	86.67%	0.00%	0.00%
CJSC Globus-Telecom	Closed joint stock company Globus-Telecom	38 Obraztsova st., Moscow 127018	74.58%	74.58%	0.00%	0.00%
CJSC Incom	Closed joint stock company Incom	27/26 Zubovsky blvd., bldg. 3, Moscow 121021	54.38%	54.38%	0.00%	0.00%
CJSC Globaltel	Closed joint stock company Globalstar — Space Telecommuncations	25 Dubovaya Roshcha st., Moscow 127427	51.00%	51.00%	0.00%	0.00%
OJSC TsKDS	Open joint stock company Central Company Delovaya Set	1 Marshala Vassilevskogo st., bldg. 2, Moscow 123098	43.50%	43.50%	0.00%	0.00%
OJSC MMTS-9	Open joint stock company Moscow Long-Distance Telephone Station No 9	7 Butlerova st., Moscow 117485	36.86%	49.14%	0.00%	0.00%
OJSC RTComm.RU	Open joint stock company RTComm.Ru	13 2nd Zvenigorodskaya st., bldg. 43, Moscow 123022	99.51%	99.51%	0.00%	0.00%
CJSC Rustel	Closed joint stock company Rustel	6 Degtyarny pereulok, bldg. 2, Moscow 101999	25.00%	25.00%	0.00%	0.00%
CJSC NTC Comset	Closed joint stock company Scientific and Technical Center Comset	7 Zelyony prospect, Moscow 111141	22.18%	22.18%	0.00%	0.00%
LLC Private Security Company Rostelecom-Bezopasnost	Limited Liability Company Private Security Company Rostelecom-Bezopasnost	2 Deguninskaya st., bldg. 2, Moscow 127486	20.00%	0.00%	0.00%	0.00%
LLC Tver Telecom	Limited Liability Company Tver Telecom	24 Novotorzhskaya st., Tver 170000	26.00%	0.00%	0.00%	0.00%
OJSC Svyazintek	Open joint stock company Communications Information Technologies	38 Prechistenka st., Moscow 119034	19.00%	19.00%	0.00%	0.00%
CJSC TV — Inform	Closed joint stock company TV — Inform	1 Rusakovskaya emb., Moscow 107076	10.50%	10.50%	0.00%	0.00%
CJSC WBT	Closed joint stock company WestBaltTelecom	32 Leninsky prospekt, Kaliningrad 236040	10.00%	10.00%	0.00%	0.00%
CJSC Saint-Petersburg Center of Telecommunications	Closed joint stock company Saint-Petersburg Center of Telecommunications	24 Bolshevikov st., Saint-Petersburg 193232	9.38%	9.38%	0.00%	0.00%
CJSC RAMSATCOM	Closed joint stock company RAMSATCOM	32A Leninskiy Prospekt st., Moscow 117334	6.55%	6.55%	0.00%	0.00%
OJSC United Registration Company	Open joint stock company United Registration Company	15a Kalanchevskaya st., Moscow 107078	6.40%	6.40%	0.00%	0.00%
CJSC Teleinf	Closed joint stock company Teleinf	19 Akademika Koroleva st., room 1042, Moscow 127427	6.25%	6.25%	0.00%	0.00%

Short name	Full name	Address	Issuer’s interest in charter capital	Issuer’s interest in ordinary shares	Company’s interest in charter capital of the issuer	Company’s interest in ordinary shares of the issuer
CJSC RIC	Closed joint stock company Russian Information Centers	1, 3 1st Tverskaya-Yamskaya st., Moscow 103918	6.18%	6.18%	0.00%	0.00%
LLC Svyazekspertiza	Limited Liability Company Svyazekspertiza (telecoms projects and costs examination)	22 Marxistskaya st., bldg. 1, office 406, Moscow 109147	5.70%	0.00%	0.00%	0.00%

8.1.6.                  Material Transactions Effected By The Issuer

During the ended fiscal quarter no material transactions (groups of related transactions) obligations under which would amount to 10% and more of the book value of the Company’s assets have been effected.

8.1.7.                  The Issuer’s Credit Ratings

As of the end of the reporting period, the Company’s credit rating on Standard & Poor’s international scale was BB with “stable” outlook.

History of credit rating changes in the period from 2000 to September 30, 2007.

Rating revision date	Rating
December 17, 2008	BB, “stable” outlook
March 18, 2008	BB-, “positive” outlook
April 27, 2007	BB-, “stable” outlook
March 28, 2006	BB-, “stable” outlook
February 07, 2005	B+, “stable” outlook
November 13, 2003	B, “positive” outlook

Full business name of the credit rating organization: Standard and Poor’s International Services Inc.

Abbreviated business name of the credit rating organization: S&P.

Location of the credit rating organization: Standard and Poor’s International Services Inc., a legal entity established under the laws of Delaware, USA, registered at 615 South Dupon Highway, Dover, Kent County, Delaware, USA, operating via its Moscow office located at 7th floor, Mokhovaya Business Center, 4/7 Vozdvizhenka St., Moscow, 125009, Russian Federation.

See the methodology of credit rating assignment by Standard and Poor’s International Services Inc. in the Internet on www.standardandpoors.ru.

8.2.                The Issuer’s Shares by Category (Class)

The charter capital of OJSC Rostelecom is 2,428,819.4725 rubles and consists of 971,527,789 outstanding shares, each with nominal value of 0.0025 ruble, including 728,696,320 ordinary shares and 242,831,469 class A preferred shares.

No extra shares are being distributed.

The number of OJSC Rostelecom authorized shares presently equals 905,330,221 ordinary shares and 531 class A preferred shares.

No shares recorded on the Company’s balance.

No securities convertible into shares.

In 2003 a merger of additional issues of OJSC Rostelecom shares was effected:

The issues of OJSC Rostelecom ordinary paperless registered shares were assigned a new registration number: No. 1-01-00124-A as of September 9, 2003.

State registration numbers of issues 73-1«P»-1947 of November 10, 1993 and 1-02-00124-A of August 16, 1999 have been annulled.

The issues of preferred paperless registered shares in OJSC Rostelecom were assigned a new registration number: No. 2-01-00124-A as of September 9, 2003.

State registration numbers of issues 73-1«P»-1947 of November 10, 1993 and 2-02-00124-A of August 16 have been annulled.

Pursuant to the Company’s Charter each ordinary share provides its holder with an equal scope of rights.

Each holder of ordinary shares in the Company shall be entitled:

•                      to sell or otherwise dispose of its shares at any time without prior agreement with the other shareholders or approval by the bodies of the Company;

•                      to take part in a general meeting of shareholders with the right to vote on all issues within its competence. In the event that a shareholder has acquired the ownership of shares after the approval by the Board of Directors of a list of shareholders eligible for attending the general meeting of shareholders, the shareholder shall be entitled to attend the meeting only on the basis of a power of attorney issued by the former holder of the shares;

•                      to receive dividends if these are declared and paid out according to a procedure established by the Charter;

•                      to receive any part of the property or of the value of any part of the property of the Company remaining upon liquidation of the Company after settlements with creditors, in proportion to the number of shares held by the shareholder and in the manner and according to the procedure provided for under the effective legislation of the Russian Federation and the Charter;

•                      to receive from the Company’s registrar extracts from the shareholders register certified with the registrar’s seal, to obtain information on all entries on its personal account, and any other information as provided for under the legal acts of the Russian Federation in the form, terms, manner and time limits provided for under the Regulations on Maintaining the Shareholders’ Register, approved by the Company’s registrar within its authority;

•                      to obtain information contained in the Charter, the Certificate of State Registration of the Company and other Company documents that do not contain state or commercial secrets;

•                      in cases provided for under effective Russian Federation legislation to defend in court its infringed civil rights, including claiming damages from the Company;

•                      to require the Company to buy out all or any part of the holder’s shares in cases and according to the procedure provided for under effective Russian Federation legislation;

•                      to sell shares to the Company in the event that the Company resolves to buy out such shares;

•                      to request from the Company an extract from the list of persons eligible for attending the general meeting of shareholders containing information on the shareholder.

A shareholder shall pay for the services related to the provision of the documents thus requested with the amount of such payment being specified in the price list subject to approval by the Management Board of the Company; and prices for such services cannot exceed the cost of making copies of the documents and of mailing such documents.

A shareholder or a group of shareholders holding ordinary shares that in the aggregate account to no less than 2% of the total number of the distributed voting shares in the Company as of the date of proposal of items to be placed on the agenda, shall be entitled to propose items for the agenda of a general meeting of shareholders and also to nominate candidates for election to the Board of Directors, the Audit Commission and the counting commission of the Company at an annual or extraordinary general meeting of shareholders on terms, in the manner and within the time limits provided for under the Charter of the Company.

A shareholder or a group of shareholders holding ordinary shares that in the aggregate account to no less than 10% of ordinary shares of the total number of the distributed voting ordinary shares of the Company shall be entitled:

•                      to request the convocation of or, in cases provided for under effective Russian Federation law, to convene an extraordinary general meeting of shareholders of the Company;

•                      to request a review (audit) of the financial and business operations of the Company.

Every holder of ordinary shares in the Company is obliged to:

•                      pay for the Company’s placed securities acquired by him according to the procedure, in amounts, forms and within the time limits provided for under the Company’s Charter and a resolution on the placement of these securities;

•                      keep secret the confidential information on the Company’s operations;

•                      perform other obligations provided for under the Charter, the Company’s internal documents, and resolutions of the general meeting of shareholders and the Board of Directors passed within their respective authority.

In the event of placement by the Company of additional shares and issued securities convertible into shares through public offering, the Company’s shareholders shall have the preemptive right in respect of such securities in the number proportional to the number of shares of a respective category (class) held by them, that right to be exercised according to the procedure provided for under federal laws.

The Company’s shareholders shall have the right of access to the documents as provided for under the Charter, according to the procedure established in Article 91 of the Federal Law on Joint-Stock Companies, and the Company’s Charter.

Pursuant to the Company’s Charter, each Class A preferred share shall provide to its holder an equal scope of rights.

The holders of preferred shares in the Company shall not be entitled to vote at a general meeting of shareholders unless otherwise provided for under effective law and the Company Charter.

The holders of Class A preferred shares shall be entitled to receive a fixed annual dividend, unless otherwise provided for under the Company’s Charter. The total amount payable as a dividend on each Class A preferred share shall be established at 10% of the Company’s net profits gained over the past financial year divided by the number of shares that constitute 25% of the Company charter capital. And if the amount of dividends payable by the Company on each ordinary share in a given year exceeds the amount payable in dividends on each Class A preferred share, the amount of the latter should be increased up to the amount of the dividend payable on ordinary shares.

Every holder of a Class A preferred share shall be entitled to:

•                      sell or otherwise dispose of the shares held by him at any time without prior agreement with other shareholders or approval by the bodies of the Company;

•                      take part in a general meeting of shareholders with the right to vote on issues of the Company’s reorganization or liquidation;

•                      the holders of Class A preferred shares shall be entitled to vote at the meeting of shareholders in cases where the adoption of amendments or additions to the Charter would involve any restriction of the rights of preferred share holders, including establishment or increase of the amount of the dividend and (or) establishment or increase of the liquidation value payable on preferred shares of the preceding order of priority or in the case of provision to the holders of preferred shares of another class of privileges in respect of the order of priority in payment of dividends and (or) liquidation value of the shares. The holders of Class A preferred shares the dividend payable on which is established in the Charter shall be entitled to take part in a general meeting of shareholders with the right to vote on all issues on the agenda starting from the general meeting immediately following the annual general meeting of shareholders which failed to pass a resolution on the payment of dividends or passed a resolution on the payment of dividends on Class A preferred shares. The right of holders of Class A preferred shares to attend a general meeting of shareholders shall be terminated upon the payment of dividends on the said shares in full;

•                      in the event of the Company’s liquidation, receive a part of property or the value of a part of property remaining after settlements with the Company’s creditors are completed. And the property remaining after the creditors’ claims have been satisfied shall be used to effect payments in the following manner:

•                      available unpaid dividends on Class A preferred shares shall be paid;

•                      holders of Class A preferred shares shall be paid the nominal value of the shares belonging to them;

•                      the remaining property shall be distributed among the holders of Class A preferred shares and of ordinary shares in proportion to their shareholding in relation to the total number of shares placed by the Company adjusted for the value of Class A preferred shares (liquidation value of Class A preferred shares) paid earlier;

•                      receive from the Company’s registrar extracts from the shareholders register and any other information as provided for under the Charter for the holders of ordinary shares in the Company;

•                      receive information contained in the Company’s documents listed in the Charter, according to the procedure provided for under the Charter for the holders of ordinary shares in the Company;

•                      exercise the rights referred to in the Charter in accordance with the effective law and the Company’s Charter.

Each holder of Class A preferred shares is obliged:

•                      not disclose confidential information on the Company’s operations;

•                      perform other obligations provided for under the Charter, the Company’s internal documents, as well as resolutions of the general meetings of shareholders and the Board of Directors passed within their respective authority.

8.3.                Prior Issues of the Issuer’s Securities Other Than its Shares

8.3.1.                  Issues of Which All Securities Have Been Redeemed (Cancelled)

There are no issues all securities of which have been redeemed (cancelled).

8.3.2.                  Issues of Securities Currently in Circulation

The Company has issued no securities other than shares.

8.3.3.                  Issues of Securities under Which the Issuer’s Obligations Have Not Been Fulfilled (Default)

There are no securities under which the Company’s obligations have not been fulfilled.

8.4.                Entity (Entities) that Have Provided Security for Bonds Issued

The Company has issued no bonds.

8.5.                Issued Bond Obligation Security Terms

The Company has issued no bonds.

8.6.                Organizations that Register the Rights to Securities Issued by the Issuer

Since April 20, 1997, the register of the Company’s shareholders is run by a specialized registrar, OJSC United Registration Company.

Legal address: 70 Pyatnitskaya st. 113095, Moscow. Office location: 15A Kalanchevskaya st., Moscow 107078. Registrar license No. 10-000-1-00314 of March 30, 2004 issued by the Federal Commission for the Securities Market of the Russian Federation for an indefinite term.

The Company does not retain the depositary for running book-entry settlement system.

8.7.                Laws Governing Capital Imports and Exports that May Affect Payment of Dividends, Interest, and Other Amounts Payable to Nonresidents

Matters related to the specifics of payment to nonresidents of dividends on the Company’s shares are governed by the following laws:

Federal Law No. 208-FZ dated December 26, 1995 on Joint Stock Companies as amended on March 5, 2004 (effective since November 12, 2004), which provides for equal rights of non-resident shareholders to receive dividends; Russian Federation Law No. 173-FZ dated December 10, 2003 on Currency Regulation and Currency Control as amended on July 22, 2008 that determines the status of remittance of dividends from the Russian Federation to nonresidents in terms of required special permissions from the Bank of Russia; Federal Law No. 160-FZ dated July 9, 1999 on Foreign Investments in the Russian Federation as amended on June 26, 2007 that establishes guarantees for the protection of rights and lawful interests of foreign investors in the Russian Federation against changes in Russian domestic laws, nationalization or requisition of investments owned by them; and the Tax Code of the Russian Federation that establishes the taxation procedure for the income of foreign organizations paid in the form of dividends.

8.8.                Taxation of Income Generated by Securities Placed or Being Placed by the Issuer

The Company has placed one type of issued securities only — its shares. The shareholders are entitled to income in the form of dividends and to proceeds from the sale of shares.

The tax on dividends was levied in the reporting period as follows:

Dividends

Individuals

Dividends payable to individuals who are taxpaying residents of the Russian Federation are subject to personal income tax (PIT) at the rate of 9%. The tax base is determined as the amount of dividends payable less the amount of dividends received by the Company for the preceding year.

Since January 1, 2008, dividends payable to individuals who are not taxpaying residents of the Russian Federation are subject to PIT at the rate of 15%. The tax base is determined as the amount of dividends payable.

Organizations

Dividends payable to organizations that are Russian taxpayers are subject to profit tax at the rate of 9%. The tax base is determined as the amount of dividends payable less the amount of dividends actually received by the Company for the preceding year.

Dividends payable to foreign organizations are subject to profit tax at the rate of 15%. The tax base is determined as the amount of dividends payable.

Pursuant to Article 275 of the Tax Code of the Russian Federation, i the Company acts as a tax agent n payment of dividends to individuals and organizations, i.e. it makes the assessment, deduction from dividends, and transfer to the budget of the amounts of PIT and profit tax payable on dividends.

The taxes on dividends accrued upon the results of preceding fiscal periods but payable to Russian entities and individuals (residents of the Russian Federation) in the current fiscal period are imposed in accordance with effective Russian tax legislation. In addition the amount of tax payable is calculated in accordance with Article 275 of the Tax Code implying the effective tax rate.

Paying off dividends upon the results of preceding fiscal years taxes are to be levied under the effective tax rate calculated for period of corresponding dividend payment since dividends upon the results of 2001. As of the last day of the fiscal quarter the Company was applying the following tax rates for the preceding periods of dividend payments.

	Dividends for:
	2003	2004	2005	2006	2007
Tax rate withheld from dividends paid off in 2008	8.6419%	8.6419%	8.3002%	8.3500%	8.8350%

Proceeds from the Sale of Securities

Individuals

Proceeds from the sale of shares by resident individuals are subject to PIT at the rate of 13%. In the determination of the tax base for PIT proceeds from the sale of shares can be decreased by: the amount of documented expenses related to the purchase (including interest on the use of credit resources), safekeeping and sale of shares, losses in operations with other securities traded on an organized securities market.

Proceeds from the sale of shares by nonresident individuals are subject to PIT only if the shares are sold on the territory of the Russian Federation. In this case, profit tax is calculated at the rate of 30%. The tax base for PIT computation is assessed according to a procedure similar to that of tax base assessment for resident individuals (see above).

PIT on proceeds from the sale of shares is generally assessed, deducted and paid to the budget by tax agents — sellers of the shares (brokers, trustees, asset management companuies, or other companies acting on behalf of beneficial owners) in case if individuals sell the shares via these companies. Upon expiry of the tax period individual taxpayers can file a tax return containing a readjustment of the amount of PIT. In other cases individuals file tax raturns and pay taxes themselves.

Organizations

Proceeds from the sale of shares by Russian taxpayer organizations are subject to profit tax at the rate of 24%. The tax base for profit tax assessment (taxable profits) is determined as the difference between proceeds from the sale of securities and the acquisition and sale of securities costs, as well as losses from the sale of other securities traded on an organized securities market.

Profit tax in case of sale of shares by Russian taxpayer organizations is generally computed and paid by these organizations.

Proceeds from the sale of shares by foreign organizations will be subject to profit tax only if two conditions take place concurrently: (i) the shares are sold on the territory of the Russian Federation and (ii) in the period of such sale more than 50% of the Company’s assets consist of immovable property located on the territory of the Russian Federation. In this case profit tax will be assessed at a rate of 20% or 24%. The 20% rate will be applied if the tax base is the full amount of proceeds from the sale of shares. The 24% rate will be applied if the tax base is determined in a manner similar to that applied in the determination of the tax base by Russian taxpayer organizations.

Profit tax on the sale of shares by foreign organizations is assessed, deducted and paid to the budget by tax agents, i.e. the sellers of shares.

Application of International Agreement Provisions

In the event that provisions of international agreements between the Russian Federation (or the USSR if the Russian Federation acknowledged such agreements as subject to application) and the states whose taxpayer residents are individuals and organizations entitled to receive income on Company’s shares provide for reduced rates of PIT and/or profit tax to be applied to such income or for exemption of such income from taxation in the Russian Federation, then the relevant provisions of international agreements will apply to taxation of dividends payable to these organizations. As a general rule, a confirmation of tax resident status of such individuals and organizations entitled to receive income is required.

8.9.                The Declared (Accrued) and Paid Dividends on Issuer’s Shares and Stock Income

Year of Annual General Meeting	2004	2005	2006	2007	2008
Dividends	For 2003	For 2004	For 2005	For 2006	For 2007
Distributed dividends on one ordinary share (Rub)	0.87807	1.4593	1.5617	1.4790	1.9399
Total dividends distributed on ordinary shares	639,846,379.30	1,063,386,539.89	1,138,005,043.04	1,077,741,857.39	1,413,597,991.21
Total dividends actually paid on ordinary shares (Rub)	636,960,787.63	1,060,702,534.01	1,135,169,845.41	1,075,193,574.40	1,409,401,017.55
Distributed dividends on one Class A preferred share (Rub)	3.25301	2.9738	3.7178	2.9589	3.8809
Total dividends distributed on preferred shares (Rub)	789,933,193.93	722,132,222.49	902,798,835.45	718,514,033.69	942,404,648.05
Total dividends actually paid on preferred shares	780,946,866.22	713,956,217.37	892,560,601.64	708,819,162.32	923,683,791.88
Management body passing a resolution on payment of dividends on shares	Annual general meeting of shareholders	Annual general meeting of shareholders	Annual general meeting of shareholders	Annual general meeting of shareholders	Annual general meeting of shareholders
Date of annual general meeting of shareholders	June 26, 2004	June 25, 2005	June 24, 2006	June 16, 2007	June 9, 2008
Date and Protocol number of general meeting of shareholders passing resolution on payment of dividends	Minutes No. 1 of July 7, 2004	Minutes No. 1 of July 8, 2005	Minutes No. 1 of July 9, 2006	Minutes No. 1 of June 29, 2007	Minutes No. 1 of June 24, 2008
Register closure date	May 11	May 6	May 5	April 27	April 22
Start of dividend payment	July 15	July 15	July 15	July 15	July 15
End of dividend payment	December 15	December 15	December 15	December 15	October 31
Form of dividend payment	Cash	Cash	Cash	Cash	Cash

Rostelecom follows resolutions on payment of dividends passed by annual general meetings of the Company and fulfils in full its obligations of remitting dividends to persons being on Rostelecom register as of the date of closure thereof.

The main reason for dividend non-payment is an absence of updated personal information of shareholder in the Company’s register regarding:

•                              changes in place of residence when choosing to receive dividends by postal transfer;

•                              changes in bank details when choosing to receive dividends by bank transfer;

•                              incorrect way of receiving dividends (concerning shareholders not employed by OJSC Rostelecom but choosing to receive dividends at the Company’s cash offices);

•                              changes in passport information when choosing any way of payment.

At the same time, pursuant to Article 44(5) of the Federal Law No. 208-FZ on Joint Stock Companies, a shareholder of the Company shall promptly inform the Company’s registrar, OJSC United Registration Company, of any changes in the above data. In the event of failure of the Shareholder of the Company to provide information on changes in such data, the Company and its registrar shall not be liable for any losses incurred in this connection.

Upon submission by a Company’s shareholder of its changed data required for dividend payment the Company’s registrar, OJSC United Registration Company will once again remit dividends with the changes taken into account indicated in the form filled in by an individual or a legal entity and filed with the Company’s registrar.

8.10.         Other Information

No information.

8.11.         Information on Securities Represented by Russian Depositary Receipts Being Placed and Issuer of Such Securities

Not applicable.

8.11.1.           Information on Securities Being Placed

Not applicable.

8.11.2.           Information on Issuer of Securities Being Placed

Not applicable.